

VIGILANT

ProAssurance • *2003 Annual Report*

ever VIGILANT

Financial Highlights

(in thousands)	2003	2002	2001	2000	1999
Income Statement Highlights[1]					
Gross premiums written[1]	**$ 740,110**	$ 636,156	$ 388,983	$ 223,871	$ 201,593
Total revenues	**709,640**	555,767	382,555	222,589	208,029
Net income[1][2]	**38,703**	12,207	12,450	24,300	46,700
Balance Sheet Highlights					
Total investments	**$2,055,672**	$1,679,497	$1,521,279	$ 796,526	$ 761,918
Total assets	**$2,879,352**	$2,586,650	$2,238,325	$1,122,836	$1,117,668
Reserve for losses and loss adjustment expenses	**$1,814,584**	$1,622,468	$1,442,341	$ 659,659	$ 665,792
Long-term debt	**$ 104,789**	$ 72,500	$ 82,500	$ —	$ —
Total liabilities	**$2,333,047**	$2,055,086	$1,802,606	$ 777,669	$ 791,944

Fiscal Years Ended December 31

(1) Includes Professionals Group since the date of consolidation, June 27, 2001. See Note 2 to the Consolidated Financial Statements.

(2) Net income for the year ended December 31, 2002 was increased by $1.7 million due to the adoption of SFAS 141 and 142. See Note 14 to our Consolidated Financial Statements. In accordance with SFAS 142, we wrote off the unamortized balance of deferred credits that related to business combinations completed prior to July 1, 2001. The cumulative effect increased net income per share (basic and diluted) by $0.07 per share.



$16.02
'99
'00
'01
'02
'03

Book Value per Share



$326
$345
$413
$505
$546
'99
'00
'01
'02
'03

Shareholders' Equity
(in millions)



$46
$36
$61
$177
$283
'99
'00
'01
'02
'03

Cash Flow from Operations[1]
(in millions)



About ProAssurance Corporation

ProAssurance Corporation is a specialty insurer with almost $2.9 billion in assets and more than $740 million in gross written premiums. Through its subsidiaries ProAssurance is the nation's fourth largest writer of medical professional liability insurance and is one of the top ten writers of personal auto coverage in Michigan.



TO MY FELLOW SHAREHOLDERS,



March 15, 2004

By every measure, 2003 was our most successful year since the creation of ProAssurance in 2001. We returned our Professional Liability segment to profitability and believe it to be poised to achieve the financial goals we've set for this line of business. Our Personal Lines segment again generated industry-leading returns. As we enter 2004, we are Ever Vigilant in running a customer-focused and financially strong insurance group that provides security for its policyholders and strong returns for its shareholders.

In Professional Liability, our largest business segment, the operational discipline that has been a hallmark of ProAssurance has allowed us to succeed in today's turbulent liability environment.

Our commitment to rate adequacy has not wavered, and we have already filed for increases in nine of our states so far in 2004. Now that rates are at what we believe are appropriate levels, we do expect to see some slowing in the rate of overall premium increases, which has been at 28% for the past two years. This certainly will be welcome news for our customers.

Because of our close ties to the medical community and the physician leaders in our management, we understand the effect our rate increases have had on our insureds. But the failure of more medical malpractice insurers in 2003 brought fresh lessons of the disastrous consequences of failing to properly operate a business. We have chosen to protect our balance sheet and ultimately, the financial well-being of those we insure.

The compounding effect of our rate increases and the continuing re-underwriting of our book has driven significant improvements in our combined ratio. The Professional Liability combined ratio has declined from 124.5% in 2002 to 111.6% in 2003. We expect that ratio to continue to show improvement in the next few years as price increases work their way to our bottom line and we see claims for recent years reach maturity.

Our success in Professional Liability is based upon our experienced staff and regional operating model. Our regional approach to underwriting ensures that our coverage decisions reflect the latest developments in each state. We are confident that market conditions in 2004 will allow us to begin adding well-underwritten business to our book at advantageous pricing, thus further enhancing our ability to meet our underwriting and profitability targets.

Our hands-on, local approach is also vital to our claims success. Our edge is in the venue-specific knowledge that allows us to conclude over 90% of all claims filed against our insureds with a favorable outcome. We recognize the upfront costs expended in defending a claim. However, our success helps us control our ultimate loss *and* legal costs and produces tremendous policyholder loyalty. We believe this localized approach to basic insurance decisions is one of the reasons we have succeeded where other companies have failed.

In 2003, we also saw great progress toward our goal of becoming a key player in the Excess & Surplus Lines market for professional liability risks. Many of the risks that have fallen outside the standard market have found a home with our new company, Red Mountain Casualty. Red Mountain allows us to customize our pricing and coverage terms to meet the needs of these unique, yet potentially insurable risks. Red Mountain generated $20 million in premium in 2003 and could easily build to $30 million in 2004.

The success we've enjoyed in our operations gives us confidence in our ability to raise capital as needed to support our organic growth as well as potential mergers or acquisitions opportunities. As an example, our sale of convertible debentures last summer allowed us to eliminate variable rate debt and a variety of restrictive covenants imposed by our lenders, thus giving us additional financial flexibility at attractive terms.

Looking toward growth and future capital needs, we have filed a $250 million universal shelf offering that gives us the flexibility to move quickly to raise capital through an offering of equity, debt, or a combination of both. The ability to obtain capital will allow us to take advantage of any opportunities that may present themselves to us. Our recent renewal rights transaction with the OHIC Insurance Company is one such example. We believe that the capacity crunch in our sector, and the inability of competitors to effectively raise capital, will provide us with additional opportunities to grow our business within our established business footprint.

The issue of capacity, whether to support growth or to fund an acquisition, is something we are constantly and carefully evaluating. Should we see that our new business and premium growth are straining our capacity, we likely would move to obtain enough capital to give us room to grow and assure the rating agencies of our commitment to balance sheet strength. We would also pursue additional capital, if needed, to fund an acquisition.

While we are committed to a strong balance sheet with growth, we do not intend to seek additional capital unless we have a justified need. We will not burden the Company with debt for which we have no use, nor will we issue equity that would have a long-term dilutive effect on our current shareholders.

But often the most important transactions are the ones that are not executed. Rest assured that we will apply the same diligence and skill to our evaluation of mergers and acquisitions that we apply to our underwriting and claims efforts. Our goal is to write profitable business that will allow us to achieve our financial targets. We will not acquire simply for the sake of acquisition, nor will we commit blindly to top-line growth at the expense of profitability.

We will learn much about the future of Tort Reform in the coming year. Tort reforms failed twice at the federal level in 2003 and will likely be a key campaign issue in this fall's election. At the state level, the past 18 months have been fruitful for those supporting Tort Reform as a way to balance the scales of justice. We are waiting to learn if the Supreme Courts in those states will uphold those reforms. If the reforms are upheld, we could see a new era of stability in medical liability rates. If they are overturned, rates are likely to resume their rapid ascent toward unaffordability.

We expect to succeed no matter what the outcome of the Tort Reform fight. Opportunities will abound for a strong, responsive medical liability insurer. We are equipped and ready to capitalize on those opportunities, no matter how the business environment evolves.

Along with our excitement regarding Professional Liability, we are equally enthusiastic about the ability of our Personal Lines segment to bolster our earnings.

In 2003, MEEMIC Insurance Company's combined ratio was a stellar 87.9%, marking the ninth consecutive year that MEEMIC has earned an underwriting profit. We see no reason that MEEMIC's success should end, absent an unpredictable weather-related catastrophe loss.

I do want to compliment MEEMIC's management and employees for the high quality execution of MEEMIC's business plan. At MEEMIC, we focus on the best risks from a preferred market, Michigan educators and their families. Our ability to select the best risks from that pool and then efficiently handle their claims allows MEEMIC to be an integral part of the profit picture at ProAssurance.

In 2004, we expect MEEMIC to produce solid earnings and generate the capital required to support its planned growth in Michigan's parochial schools, colleges and universities. We also expect MEEMIC to expand beyond its Michigan base in 2004. Peer-to-peer selling plays a key role in our policy persistency and overall success in Michigan, so we are identifying qualified educators outside of Michigan to serve as our sales arm. Our growth outside of Michigan won't be explosive or immediate, but our success in Michigan allows us the luxury of moving deliberately in this expansion, thus creating a model for successful expansion for the future.

While we are pleased to tell you about our 2003 results in both Professional Liability and Personal Lines, we believe the best is yet to come. With our merger solidly behind us and the effects of price increases being realized in our income statement, we expect a combined ratio of approximately 100% for 2004, and foresee further improvement in 2005. We are thus confident in our ability to reach our ultimate goal of a Return on Equity of between 12% and 14%. In reaching those financial goals we will also meet the equally important goal of maintaining a balance sheet whose strength is beyond question.

Every employee at ProAssurance is working each day to meet this goal while exceeding our customers' expectations. Our success is due to their diligence and dedication; I am grateful for their efforts.

I am equally grateful to the agents and defense attorneys who represent us and our insureds with honest, effective advocacy. I would also like to thank the insureds who serve on our advisory committees; they really make the difference in keeping us up-to-date with the emerging changes in medicine and dentistry as well as the insurance needs of our clients.



Finally, I am most grateful to those of you who join with us as investors in ProAssurance. I hope you'll continue to share in our success in the years ahead.



A. Derrill Crowe, M.D.
Chairman and CEO

Looking out FOR OUR CUSTOMERS

Ever Vigilant

ProAssurance's financial strength is now more important—and more evident—than ever before. The power of our balance sheet allows us to respond when other insurers can't, and gives our customers the confidence that we can keep our promise of insurance protection.

As one of America's leading specialty insurance groups, our singular focus is on uncompromising financial stability that supports our dedication to excellence.

Our commitment to responsive service enhances our position as an industry leader and enables us to deliver the performance that our insureds and investors have come to expect.


MARKET CAPITALIZATION
SINCE INCEPTION
(in millions)
$103
$131
$192
$186
$230
$319
$348
9/11/91
12/31/91
12/31/92
12/31/93
12/31/94
12/31/95
12/31/96

Professional Liability

The Professional Liability market has been shaken by significant contractions in the past few years. While thousands of American physicians face the specter of bankrupt companies, abandoned markets or restricted coverage, ProAssurance's insureds have learned not to fear because they know our firm financial foundation is their assurance that we remain solidly behind them.

This unquestioned dedication to financial strength goes hand-in-hand with our unparalleled commitment to the defense of non-meritorious claims. We understand our insureds' desire to protect their hard-won reputation, and we are committed to the strongest advocacy on their behalf, while at the same time seeking reasonable, expedient settlement of claims that have merit.

We are recognized as an industry leader because we combine our experience and knowledge to provide the complete customized coverage our insureds demand.

Personal Lines

For more than fifty years MEEMIC Insurance Company has provided security and value to educators and their families in Michigan. We offer a full range of auto and home insurance products tailored to meet the budgets and lifestyles of the people we serve. Our representatives are a part of the educational communities they serve, which ensures that we maintain our reputation for integrity and unmatched service.

As MEEMIC expands beyond Michigan, we remain dedicated to the premise that educators deserve a specialized insurance company that understands their unique and evolving needs.



$605
$771
$496
$379
$453
$606
$936
$1,013
12/31/97
12/31/98
12/31/99
12/31/00
12/31/01
12/31/02
12/31/03
3/1/04

ProAssurance's market capitalization exceeded the $1 billion mark in the first quarter of 2004. This represents a milestone for our organization's management, employees and agents, and reflects the financial markets' support of our measured approach to sustaining profitable growth and building balance sheet strength.

TABLE OF

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 10-K

(Mark One)

X Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 [Fee Required] for the fiscal year ended December 31, 2003, or

__ Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 [No Fee Required] for the transition period from ________ to ________.

Commission file number: 001-16533

ProAssurance Corporation
(Exact name of registrant as specified in its charter)

Delaware	63-1261433
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

100 Brookwood Place, Birmingham, AL	35209
(Address of principal executive offices)	(Zip Code)

(205) 877-4400
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ___ No ___

The aggregate market value of voting stock held by non-affiliates of the registrant at June 30, 2003 was $715,617,853.

As of March 1, 2004, the registrant had outstanding approximately 29,105,971 shares of its common stock.

Exhibit Index at page 108

Documents incorporated by reference in this Form 10-K:

(i) The definitive proxy statement for the 2004 Annual Meeting of the Stockholders of ProAssurance Corporation (File No. 001-16533) is incorporated by reference into Part III of this report.

(ii) The Registration Statement on Form S-4 of ProAssurance Corporation (File No. 333-49378) is incorporated by reference into Part IV of this report.

(iii) Registration Statement on Form S-4 of MAIC Holdings, Inc. (File No. 33-91508) is incorporated by reference into Part IV of this report.

(iv) The MAIC Holdings, Inc. Definitive Proxy Statement for the 1996 Annual Meeting (File No. 0-19439) is incorporated by reference into Part IV of this report.

(v) The Registration Statement on Form S-4 of Professionals Group, Inc. (File No. 333-3138) is incorporated by reference into Part IV of this report.

(vi) The Registration Statement on Form S-4 of MEEMIC Holdings, Inc. (File No. 333-66671) is incorporated by reference into Part IV of this report.

(vii) The ProAssurance Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 (Commission File No. 001-16533) is incorporated by reference into Part IV of this report.

(viii) The ProAssurance Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (Commission File No. 001-16533) is incorporated by reference into Part IV of this report.

(ix) The ProAssurance Corporation Annual Report on Form 10-K for the year ended December 31, 2001 (Commission File No. 001-16533) is incorporated by reference into Part IV of this report.

(x) The ProAssurance Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (Commission File No. 001-16533) is incorporated by reference into Part IV of this report.

(xi) The Registration Statement on Form S-3 of ProAssurance Corporation (Commission File No. 333-100526) is incorporated by reference into Part IV of this report.

(xii) The ProAssurance Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 001-16533) is incorporated in Part IV of this report.

(xiii) The ProAssurance Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (File No. 001-16533) is incorporated in Part IV of this report.

(xiv) The Registration Statement on Form S-3 of ProAssurance Corporation (File No. 333-109972) is incorporated by reference in Part IV of this report.

PART I

ITEM 1. BUSINESS

General

We are a holding company for specialty property and casualty insurance companies focused on the professional liability and the personal lines insurance markets. Our executive offices are located at 100 Brookwood Place, Birmingham, Alabama 35209 and our telephone number is (205) 877-4400. Our stock trades on the New York Stock Exchange under the symbol "PRA."

Our website is www.ProAssurance.com. On our website we make available all of the reports that we file with the Securities and Exchange Commission (the "SEC"), including our annual report on Form 10K, our quarterly reports on Form 10Q and our current reports on Form 8K. We provide access to these reports, as well as Forms 3, 4 and 5 detailing stock trading by corporate insiders, through our website as soon as reasonably practical after they are filed with the SEC. We provide access to these reports for at least one year after their filing. We also provide similar access to news releases issued by the Company, and to major investor presentations made by our executives.

We have a regional orientation, applying a focused underwriting strategy to local markets where we have built a strong reputation among our customers and producers. Our professional liability business is concentrated in the southeast and midwest and serves physicians, dentists, other healthcare providers and healthcare facilities. We believe we are the fourth largest active writer of medical professional liability insurance in the United States. Our personal lines segment focuses on educators and their families in Michigan. We believe we are the tenth largest writer of personal automobile insurance in Michigan.

By concentrating on specialty markets where customers have specialized needs, we seek to provide value added solutions through our underwriting expertise and our emphasis on strong customer service. Our regional presence allows us to maintain active relationships with our customers and be more responsive to their needs. We seek to maintain a strong financial position to protect our customers. We believe these factors have allowed us to establish a leading position in our markets, enabling us to compete on a basis other than just price.

For the year ended December 31, 2003, we generated $740.1 million of gross premiums written, $623.5 million of net premiums earned and $709.6 million of total revenues. As of December 31, 2003, we had cash and invested assets of $2.1 billion, total assets of $2.9 billion and stockholders' equity of $546.3 million.

Corporate Organization and History

We were incorporated in Delaware to serve as the holding company for Medical Assurance, Inc. (Medical Assurance) in connection with its acquisition of Professionals Group, Inc. (Professionals Group) in June 2001. Our principal operating subsidiaries are The Medical Assurance Company, Inc., ProNational Insurance Company, Red Mountain Casualty Insurance Company, Inc., and MEEMIC Insurance Company. Our financial statements and other financial information include Professionals Group only from the date of acquisition in compliance with purchase accounting rules. We also write professional liability insurance through Medical Assurance of West Virginia.

We are the successor to 11 insurance organizations. Our predecessor company, Medical Assurance, was founded by physicians as a mutual company in Alabama and began in 1977. We demutualized and became a public company in 1991. Medical Assurance expanded through internal growth and the acquisition of professional liability insurance companies with strong regional identities in West Virginia, Indiana and Missouri, along with books of business in Ohio and Missouri.

Professionals Group traces its roots to Brown-McNeeley Fund, which was founded by the State of Michigan in 1975 to provide medical professional liability insurance to physicians. Physicians Insurance Company of Michigan, which ultimately became ProNational, was founded in 1980 to assume the business of the Fund. That company also expanded through internal growth and the acquisition of books of business in Illinois and Indiana and the acquisition of a professional liability insurer in Florida.

MEEMIC Insurance Company was founded as a mutual company by Michigan teachers and has provided personal lines insurance to the educational community in that state since 1950. Professionals Group became affiliated with MEEMIC in 1997 and acquired majority ownership of MEEMIC Holdings, Inc. (MEEMIC Holdings) in 1999.

In each acquisition we retained key personnel, allowing us to maintain a local presence and preserve important institutional knowledge in claims management and underwriting. We believe that this ability to utilize local knowledge in claims and underwriting is a critical factor in the operation of our companies. Our successful integration of each organization demonstrates our ability to grow effectively through acquisitions.

Segment Overview

We conduct our business through two operating segments, each of which maintains a strong position in its local markets:

- Our professional liability segment, which represents our commercial lines business, primarily focuses on providing medical professional liability insurance. We provide protection against claims arising out of the death, injury or disablement of a person resulting from a negligent deviation from the standard of care by the professionals we insure.

- Our personal lines segment offers personal automobile, and to a lesser extent, homeowners, boat and umbrella insurance primarily to teachers, administrators, professors and other members of the educational community and their families in Michigan. Personal lines insurance provides policyholders with protection against claims resulting from bodily injury and property damage liability and physical damage to property.

The following table illustrates our gross premiums written for our two primary segments for each of the periods indicated:

	Year Ended December 31					
	2003		2002		2001	
Professional liability	**$ 543,323**	**73%**	$ 461,715	73%	$ 315,698	81%
Personal lines	**196,787**	**27%**	174,441	27%	73,285	19%
Total	**$ 740,110**	**100%**	$ 636,156	100%	$ 388,983	100%

Professional Liability Segment

In our professional liability segment, our top five states represented 74% of gross premiums written for the year ended December 31, 2003. The following table displays the distribution of those gross premiums.

	Year Ended December 31					
	2003		2002		2001	
Ohio	**$ 123,205**	**23%**	$ 91,571	20%	$ 51,520	16%
Alabama	**106,437**	**20%**	83,818	18%	74,917	24%
Florida	**80,549**	**15%**	71,366	15%	29,519	9%
Michigan	**54,727**	**10%**	52,203	11%	22,404	7%
Missouri	**33,987**	**6%**	23,786	5%	13,348	4%
All other states	**144,418**	**26%**	138,971	31%	123,990	40%
Total	**$ 543,323**	**100%**	$ 461,715	100%	$ 315,698	100%

For the year ended December 31, 2003, our professional liability segment produced a combined ratio of 112%. The combined ratio is the sum of the underwriting expense ratio (the ratio of underwriting expenses to earned premiums) and net loss ratio (the ratio of net losses and loss adjustment expenses to net earned premiums).

A combined ratio below 100% generally indicates profitable underwriting prior to the consideration of investment income. However, if investment income is considered, companies writing professional liability insurance may be profitable with combined ratios above 100%. Thus, the combined ratio may not always be indicative of our ultimate results because of the "long tail" nature of the professional liability business.

The term "long-tail" refers to the long period of time between collecting the premium for insuring a risk and the ultimate payment of losses, often exceeding five years. This "long tail" allows us to invest the premiums we collect until we pay losses, which results in a higher level of invested assets and investment income as compared to other lines of property and casualty business.

In order to measure the effect of investment income, we also measure our results by calculating our operating ratio, which is the combined ratio offset by the benefit of investment income generated from our cash and invested assets. This ratio is expressed as a percentage of net premiums earned. For the year ended December 31, 2003 our professional liability segment produced an operating ratio of 98%. A ratio below 100% indicates profitability for the segment.

Personal Lines Segment

Business in our personal lines segment is currently confined to Michigan. The following table displays gross premiums written in this segment.

	Year Ended December 31					
	2003		2002		2001 (1)	
Michigan	**$ 196,787**	**100%**	$ 174,441	100%	$ 73,285	100%

(1) The year ended December 31, 2001 includes gross premiums written since June 27, 2001, the date of consolidation of Professionals Group and Medical Assurance.

Personal lines insurance is generally referred to as "short tail", due to shorter time periods between insuring the risk and the ultimate payment of claims. As a result, there is less time to invest premiums collected, which makes it necessary to achieve an underwriting profit in order to generate a satisfactory return on equity. For the year ended December 31, 2003, MEEMIC reported a combined ratio of 88%.

Recent Events

Details of Financing Transactions

In early July 2003 we received $104.6 million from the issuance of 3.9% Convertible Debentures, due June 2023, having a face value of $107.6 million. We utilized a substantial portion of the net proceeds to repay our outstanding term loan. We are using the balance of the net proceeds for general corporate purposes, including contributions to the capital of our insurance subsidiaries to support the growth in insurance operations. See Note 11 to our Consolidated Financial Statements for more information regarding the Convertible Debentures.

In the fourth quarter of 2002 ProAssurance sold 3,025,000 shares of common stock at a price of $16.55 per share in an underwritten public offering. ProAssurance received net proceeds from the offering in the amount of approximately $46.5 million. ProAssurance used the proceeds from the offering to support the growth of the professional liability insurance business and for general corporate purposes.

Purchase of Minority Shares of MEEMIC

On January 29, 2003 MEEMIC Holdings, the parent company of MEEMIC Insurance Company, purchased all of the issued and outstanding shares of its common stock, other than those held by ProAssurance's subsidiary, ProNational Insurance Company (ProNational). MEEMIC Holdings used its internal funds in the approximate amount of $34.1 million to acquire all of the 1,062,298 shares of its common stock not owned by ProNational, to pay for outstanding options for 120,000 shares, and to pay the expenses of the transaction. The funds were derived from MEEMIC Holdings' cash and investment resources. As a result of the transaction, MEEMIC Holdings was delisted from the NASDAQ stock market and became a wholly-owned subsidiary of ProNational.

Management

Our senior management team is led by A. Derrill Crowe, M.D., our Chairman and Chief Executive Officer, and Victor T. Adamo, Esq., our President and Chief Operating Officer. Dr. Crowe has acted as the Chief Executive Officer of Medical Assurance since its founding in 1977. He has applied a hands-on management style in developing our underwriting and claims strategies and was instrumental in establishing us as a leading professional liability specialist. Mr. Adamo has held various positions with Professionals Group since 1985, becoming its CEO in 1987 and being named President in 1989. He is largely responsible for building Professionals Group into a successful regional professional liability company.

Dr. Crowe practiced medicine as his principal occupation for more than 25 years and Mr. Adamo was in the private practice of law for 10 years, providing them with knowledge of medical and legal issues that are critical to our insurance operations. We also have a knowledgeable and experienced management team with established track records in building and managing successful insurance operations. In total, our senior management team has average experience in the insurance industry of 23 years.

Products and Services

Professional Liability Segment

We offer professional liability insurance for providers of medical and other healthcare services. Although we generate a majority of our premiums from individual and small group practices, we also insure several major physician groups as well as several hospitals. We also offer professional liability insurance for providers of legal services, and we offer professional office package and workers' compensation insurance products in connection with our professional liability products. We believe our size, financial strength and flexibility of distribution differentiates us from our competitors. The following table illustrates the distribution of our gross premiums written of our professional liability segment by type of coverage for the periods indicated.

	Year Ended December 31					
	2003		2002		2001	
Professional Liability–Physicians & Dentists	**$ 488,625**	**90%**	$ 410,560	89%	$ 228,139	72%
Professional Liability—Other (1)	**42,408**	**7%**	37,576	8%	39,080	12%
Total Medical Professional Liability	**531,033**	**97%**	448,136	97%	267,219	84%
Professional Liability—Legal	**8,567**	**2%**	5,968	1%	2,134	1%
Other Commercial Lines (2)	**$ 3,723**	**1%**	7,611	2%	46,345	15%
Total Commercial Liability	**12,290**	**3%**	13,579	3%	48,479	16%
Professional Liability Total	**$ 543,323**	**100%**	$ 461,715	100%	$ 315,698	100%

(1) Primarily includes miscellaneous healthcare providers, hospitals and other health care facilities.
(2) Primarily includes workers' compensation and commercial multi-peril coverages. Prior to 2000 we marketed this coverage to a wide range of accounts, primarily through fronting arrangements. However, in 2000 we began non-renewing these coverages for any insured who was not a professional liability policyholder. Our exit from this business allowed us to redeploy needed capital to professional liability and allowed management to focus its attention on our core professional liability business.

There are two predominant types of professional liability insurance policies, occurrence and claims-made. Occurrence coverage provides permanent insurance protection against claims arising from incidents that occur during the policy period, regardless of when these claims may be reported. Due to the long-tail nature of the professional liability business, it may be many years before insurers become aware of claims under occurrence policies.

Claims-made coverage provides protection against only those claims reported during the policy period, resulting from incidents that occurred while continuously insured on a claims-made basis. Therefore, most claims are known, although not resolved, at the end of the policy period. This allows us to estimate our loss reserves for claims-made coverage with more certainty. The basic claims-made policy does not provide protection against claims which are reported after the policy period ends; the insured must either continue to renew the claims-made policy or purchase extended reporting coverage in order to have permanent protection. In the event of death, disability or qualified retirement, most insureds receive extended reporting coverage as part of the policy terms.

In October 2002, we started offering professional liability insurance to medical and other healthcare professionals who generally do not qualify for standard coverage because of their claim history or other factors. This business is written on an excess and surplus lines basis, which provides us with greater flexibility in establishing prices and terms of coverage. Red Mountain Casualty Insurance Company, Inc. is the main subsidiary in which this business is written and we believe it provides profitable opportunities to expand our business. In 2002 this line of business produced $3.0 million in premiums and in 2003 this line of business produced $20 million in premiums.

Personal Lines Segment

Our personal lines business is written through our subsidiary, MEEMIC, which primarily serves educational employees and their families in Michigan. Private passenger automobile insurance is our primary line of business. To provide for the other insurance needs of our auto customers, we also offer homeowners, boat and umbrella policies. The following table illustrates our gross premiums written for each of our personal lines classes of business for each of the periods indicated.

	Year Ended December 31					
	2003		2002		2001 (1)	
Personal Automobile	**$ 161,399**	**82%**	$ 147,168	84%	62,422	85%
Homeowners	**34,571**	**18%**	26,600	16%	10,637	15%
Boat (2)	**616**	–	497	–	163	–
Umbrella (2)	**201**	–	176	–	$ 63	–
Total	**$ 196,787**	**100%**	$ 174,441	100%	$ 73,285	100%

(1) The year ended December 31, 2001 includes gross premiums written since June 27, 2001, the date of consolidation of Professionals Group and Medical Assurance.
(2) Less than 1%

Marketing

Professional Liability Segment

We primarily write insurance in the southeast and midwest and are licensed to do business in every state but Connecticut, Maine, New Hampshire, New York and Vermont. Based on gross premiums written in 2003, Ohio, Alabama, Florida, Michigan, and Missouri represented our five largest states.

We utilize direct marketing and independent agents to write business. In Alabama, we rely solely on direct marketing, and in Florida and Missouri, direct marketing accounts for a majority of our business. We use independent agents to market our professional liability insurance products in other markets. For the year ended December 31, 2003, we estimate that approximately 62% of our gross professional liability premiums written were produced through independent insurance agencies. These local agencies usually have one to three producers who specialize in professional liability insurance and who we believe are able to convey the factors that differentiate our professional liability insurance product. No single agent or agency accounts for more than 10% of our total direct premiums written.

We focus our marketing efforts on sole practitioners and small groups of physicians. We generally do not target large groups or facilities because of the difficulty in underwriting the individual risks and because their purchasing decision is more focused on price. Our marketing efforts differentiate our professional liability insurance products by emphasizing:

- excellent claims service and the other services and communications we provide to our customers,
- the sponsorship of risk management education seminars as an accredited provider of continuing medical education,
- risk management consultation, loss prevention seminars and other educational programs,
- legislative oversight and active support of proposed legislation we believe will have a positive effect on liability issues affecting the healthcare industry,
- the preparation and dissemination of newsletters and other printed material with information of interest to the healthcare industry, and
- endorsements by, and attendance at meetings of, the state and local medical societies and related organizations.

These communications and services have helped us gain exposure among potential insureds and demonstrate our understanding of the insurance needs of the healthcare industry and promote a commonality of interest among us and our insureds.

Personal Lines Segment

Our personal lines insurance products are personal automobile, homeowners, boat and umbrella policies. We market these products to members of the educational community and their families in Michigan. Our policies are sold through our exclusive agents who are typically current or former teachers, school administrators or other education professionals. We refer to this sales method as peer-to-peer selling. We currently are licensed in Michigan, Minnesota, Ohio and Wisconsin, but write insurance only in Michigan. Our plans include expansion into at least one neighboring state within the next 18 months.

Our sales representatives also have access to other insurance products underwritten by other carriers in Michigan who pay us commissions for their sales. In general, these carriers offer products that we do not currently offer, or insure a class of business that does not meet our underwriting guidelines. By offering complementary insurance products, our sales representatives provide our customers with the convenience of being able to purchase a full range of insurance products through a single agent, thus allowing our representatives to compete with independent agents. We also benefit by having potential customers for products we may offer in the future.

We conduct quarterly meetings with our sales representatives, establish benchmarks and goals, and conduct technical training and sponsor continuing education programs. Our representatives provide us with important information about market conditions and feedback from our customers regarding their insurance requirements and our level of service provided. This information is used to develop new products and new product features. We recruit and train new sales representatives to work in under-represented areas of the state. Sales representatives are paid a fixed commission with some opportunity for contingent bonuses, based upon the representative's production and loss ratios.

For the year ended December 31, 2003, one sales representative accounted for approximately 5% of our direct premiums written within our personal lines segment. The top 10 sales representatives accounted for approximately 34% of our direct premiums written in 2003.

Underwriting

Professional Liability Segment

Because we focus our primary efforts on sole practitioners and small groups, our underwriting process is driven by individual risk selection rather than by account, and our pricing decisions are focused on achieving rate adequacy. We assess the quality and pricing of the risk, primarily emphasizing loss history, practice specialty and location of practice in making our underwriting decision. Our underwriters work closely with our local claims departments. This includes consulting with staff about claims histories and patterns of practice in a particular locale as well as monitoring claims activity.

Our underwriting focuses on knowledge of local market conditions and legal environment. Through our five regional underwriting offices located in Alabama, Florida, Indiana, Missouri and Michigan, we have established a local presence within our targeted markets to obtain better information more quickly.

Our underwriting department establishes guidelines to classify risks by practice specialty and by location. Our underwriters work with our field marketing force to identify business that meets these established underwriting standards and to develop specific strategies to write the desired business. In performing this assessment, our underwriters may also consult with internal actuaries regarding loss trends and pricing and utilize loss-rating models to assess the projected underwriting results of certain insured risks. Our agents are permitted to bind professional liability coverage within our underwriting guidelines, but binding authority is exercised only after authorization from our underwriting staff.

Our underwriters are also assisted by our local medical advisory committees that we have established in our key states. These committees are comprised of local physicians, dentists and representatives of hospitals and healthcare entities and help us maintain close ties to the medical communities in these states, provide information on the practice of medicine in each state and provide guidance on critical underwriting and claims issues.

Personal Lines Segment

As we evaluate risks, we rely to a significant degree on information provided by our sales representatives in underwriting risks. The majority of our sales representatives are, or were, teachers. This enhances the sales representatives' ability to act as field underwriters since they have a general understanding of lifestyles and insurance needs within the educational community to effectively pre-screen applicants. We believe that the educational community in Michigan provides better than average risk-selection, which contributes to our historically profitable underwriting results.

Our underwriters then evaluate and accept applications for insurance submitted by the sales representatives based on consistently applied underwriting guidelines. Our system allows for some flexibility in the application of these guidelines by individual underwriters, and underwriting supervisors regularly audit their work and ensure exceptions fall within acceptable limits. Our underwriters monitor policyholder deviations from the underwriting guidelines to assist in decisions related to cancellation and non-renewal.

Claims Management

Professional Liability Segment

We have claims offices throughout the states in which we write business in order to provide localized and timely attention to claims. Our claims department investigates the circumstances surrounding a medical incident from which a covered claim arises against an insured. Upon investigation, and in consultation with the insured and appropriate experts, we evaluate the merit of the claim and either seek reasonable settlement or aggressively defend the claim. If the claim is defended, our claims department manages the case, including selecting defense attorneys who specialize in medical liability cases, planning the defense and obtaining medical and/or other professional experts to assist in the analysis and defense of the claim.

Our claims department establishes the appropriate case reserves for each claim and monitors the level of each case reserve as circumstances require.

The department also decides when and if to settle all but the most significant claims, which are currently reviewed by an internal committee made up of our Chairman and Chief Executive Officer, our Senior Vice President – Claims, and our outside legal counsel. In each of the states in which we operate, we meet regularly with our local medical advisory committees to examine claims, attempt to identify potentially troubling practice patterns and make recommendations to our staff.

We aggressively defend claims against our insureds that we believe have no merit or those we believe cannot be reasonably settled. As a result of this policy, many of our claims are litigated, and we engage experienced trial attorneys in each venue to handle the litigation in defense of our policyholders.

Our aggressive claims management approach generally results in increased loss adjustment expenses compared to those of other property and casualty lines or other companies specializing in professional liability insurance. However, we believe that our approach contributes to lower overall loss costs and results in greater customer loyalty. The success of this claims philosophy is based on our ability to develop relationships with attorneys who have significant experience in the defense of professional liability claims and who are able to defend claims in an aggressive, cost-efficient manner.

We began offering our professional liability claims management to self-insuring entities on a fee-for-service basis in 2003. While we do not expect this to become a major source of revenue for us, we believe it will allow us to leverage our claims-management expertise to produce some additional income as larger groups and facilities decide to self-insure their malpractice risk.

Personal Lines Segment

In responding to claims, we emphasize timely investigation, evaluation and fair settlement while controlling claims expense and maintaining adequate reserves. We have a year-round, 24-hour claim reporting telephone service for insureds and third-party claimants. This reporting methodology enables us to more quickly complete initial claim handling and ultimately reduce indemnity payments such as rental and storage.

Our claims operation is centralized in Auburn Hills, Michigan, but we also employ resident adjusters located in cities throughout Michigan. These employee adjusters settle a majority of our claims, and independent multi-line adjusters are used on a contract basis when claim volume rises. We have also established a network of auto repair shops and other repair facilities that provide damage appraisals and repairs according to established company guidelines. An inspection audit program ensures that repairs are completed timely, economically and to the satisfaction of the customer.

Audits of liability claim files are conducted regularly by claims department managers and reinsurers. We decide which claims we seek to settle and which claims we defend. Historically, less than 1% of all claims result in litigation.

Our claims department actively monitors all litigation including selecting defense attorneys who specialize in insurance defense cases, planning the defense, and obtaining professional experts to assist in the analysis and defense of the claim. The department establishes the appropriate case reserves for each claim and monitors the level of each case reserve as circumstances require.

Investments

Our overall investment strategy is to focus on maximizing current income from our investment portfolio while maintaining safety, liquidity, duration of liabilities and portfolio diversification. The portfolio is generally managed by professional third party asset managers whose results are evaluated periodically by management and its consultants. The asset managers typically have the authority to make investment decisions, subject to investment policies, within the asset class they are responsible for managing.

Rating Agencies

Our principal insurance subsidiaries are rated "A–" (Excellent) by A.M. Best, its fourth highest category out of 15 categories. Standard & Poor's rates our principal insurance subsidiaries "A–" (Strong), its seventh highest category out of 21 categories, and maintained a negative outlook on the rating at December 31, 2003.

In developing these ratings, A.M. Best and Standard & Poor's evaluate an insurer's ability to meet its obligations to policyholders, and are not directed toward the protection of stockholders. These ratings are neither ratings of securities nor a recommendation to buy, hold or sell any security.

Our West Virginia-based subsidiary, Medical Assurance of West Virginia (MAWV), which accounts for less than two percent of ProAssurance's book of business, is rated "B" (Fair) by Best. Best downgraded MAWV on December 24, 2003 as a result of our decision to terminate a reinsurance contract between MAWV and our Alabama-based subsidiary, The Medical Assurance Company, Inc. Standard & Poor's downgraded MAWV on December 19, 2003, then withdrew the rating at our request.

Competition

Competition depends on several factors including pricing, size, name recognition, service quality, market commitment, breadth and flexibility of coverage, method of sale, financial stability and ratings assigned by A.M. Best and Standard & Poor's. Many of these factors, such as market conditions, the ratings assigned by rating agencies, and regulatory conditions are out of our control. However, for those factors over which we do have control, such as service quality, market commitment, financial strength and stability, we believe we have competitive strengths that make us a viable competitor in those states where we are currently writing insurance.

Professional Liability Segment

We compete with insurance companies and self-insuring entities in the medical professional liability market. Many of the competing companies concentrate on a single state and have an extensive knowledge of the local markets. We also compete with large national insurers that may have greater financial strength and other resources than we do.

Self-insuring entities are emerging as an alternative to the traditional insurance market as insureds seek greater control over the professional liability premiums. We assist groups with the formation and administration of self-insuring entities, and earn fee income for the management and services we provide. We do not expect this to become a major source of revenue for us, but we hope to produce additional income to offset some of the potential lost business as growth in this segment of the market removes potential insureds from the traditional insurance market.

We believe that we have a competitive advantage in the current market due to our size, geographic scope and name recognition, as well as our heritage as a policyholder-founded company with a long-term commitment to the professional liability insurance industry. These advantages have been achieved through our balance sheet strength, claims defense expertise, strong ratings and ability to deliver a high level of service to our insureds and agents. We believe that these competitive strengths make us a viable competitor in those states where we are currently writing insurance.

Since 1999, insurance companies focused on medical professional liability coverage have experienced higher claim costs on business written in prior years than they had reserved for initially. This has resulted in significant losses, reduced capital to support current and future business, and higher premium rates to meet expected higher claims costs.

Reduced profitability, reductions in surplus and capacity constraints have led many professional liability carriers focused on medical professional liability coverages to withdraw from, or limit new business in, one or more markets. For example, in 2002 The St. Paul Companies, then the leading writer of medical professional liability insurance withdrew from the market and in 2003 Farmers Insurance Company exited medical professional liability insurance.

In 2002 several medical liability insurance companies were forced from the market due to financial difficulties and in 2003 The Reciprocal of America was placed under regulatory supervision. The failure of these companies placed hundreds of physicians at personal risk in the event of a judgment against them. We believe these events have heightened the sensitivity of our target market to this issue.

Given the continued reduction in capacity and the uncertainty surrounding several writers in the medical professional liability market, we believe there will be a "flight to quality" as insurers place greater emphasis on financial strength and stability. We believe this trend will continue through 2004 and into at least the first half of 2005.

Personal Lines Segment

Personal lines insurance is highly competitive and some of these competitors are substantially larger than we are and have much greater financial, technical and operating resources. Competition depends on several factors including the price and quality of insurance products, the quality and speed of service and claims response, financial strength, sales and marketing capability, technical expertise and ratings assigned by A.M. Best and Standard & Poor's.

We believe we have a competitive advantage because of our peer-to-peer sales model. Our approach of "teachers serving teachers and their families" as well as management's emphasis on high quality customer service have contributed to high customer loyalty with a long-term policyholder retention rate of nearly 95%.

Insurance Regulatory Matters

We are subject to regulation under the insurance and insurance holding company statutes, of various jurisdictions, including the domiciliary states of our insurance subsidiaries and other states in which our insurance subsidiaries do business.

General

Insurance companies are also affected by a variety of state and federal legislative and regulatory measures and judicial decisions that define and qualify the risks and benefits for which insurance is sought and provided. These include redefinitions of risk exposure in such areas as medical liability, product liability, environmental damage and workers' compensation. In addition, individual state insurance departments may prevent premium rates for some classes of insureds from reflecting the level of risk assumed by the insurer for those classes. Although there is limited federal regulation of the insurance business, each state has a comprehensive system for regulating insurers operating in that state. In addition, these insurance regulators periodically examine each insurer's financial condition, adherence to statutory accounting practices, and compliance with insurance department rules and regulations.

Our operating subsidiaries are required to file detailed annual reports with the state insurance regulators in each of the states in which they do business. The laws of the various states establish supervisory agencies with broad authority to regulate, among other things, licenses to transact business, premium rates for certain types of coverage, trade practices, agent licensing, policy forms, underwriting and claims practices, reserve adequacy, transactions with affiliates, and insurer solvency. Many states also regulate investment activities on the basis of quality, distribution and other quantitative criteria. States have also enacted legislation regulating insurance holding company systems, including acquisitions, the payment of dividends, the terms of affiliate transactions, and other related matters. Our insurance subsidiaries are domiciled in Michigan, Alabama and West Virginia.

Applicable state insurance laws, rather than federal bankruptcy laws, apply to the liquidation or reorganization of insurance companies.

Insurance Regulation Concerning Change or Acquisition of Control

The insurance regulatory codes in our operating subsidiaries' respective domiciliary states each contain similar provisions (subject to certain variations) to the effect that the acquisition of "control" of a domestic insurer or of any person that directly or indirectly controls a domestic insurer cannot be consummated without the prior approval of the domiciliary insurance regulator. In general, a presumption of "control" arises from the direct or indirect ownership, control, possession with the power to vote or possession of proxies with respect to 10% (5% in Alabama) or more of the voting securities of a domestic insurer or of a person that controls a domestic insurer. A person seeking to acquire control, directly or indirectly, of a domestic insurance company or of any person controlling a domestic insurance company must generally file an application for approval of the proposed change of control with the relevant insurance regulatory authority.

In addition, certain state insurance laws contain provisions that require pre-acquisition notification to state agencies of a change in control of a non-domestic insurance company admitted in that state. While such pre-acquisition notification statutes do not authorize the state agency to disapprove the change of control, such statutes do authorize certain remedies, including the issuance of a cease and desist order with respect to the non-domestic admitted insurer's doing business in the state if certain conditions exist, such as undue market concentration.

Statutory Accounting and Reporting

Insurance companies are required to file detailed annual reports with the state insurance regulators in each of the states in which they do business, and their business and accounts are subject to examination by such regulators at any time. The financial information in these reports is prepared in accordance with the accounting requirements of the state regulatory authorities. The accounting principles differ from Generally Accepted Accounting Principles ("GAAP") and are referred to as Statutory Accounting Practices ("SAP"). Insurance regulators periodically examine each insurer's financial condition, adherence to SAP, and compliance with insurance department rules and regulations.

Regulation of Dividends and Other Payments from Our Operating Subsidiaries

We are a legal entity separate and distinct from our subsidiaries. As a holding company with no other business operations, our primary sources of cash to meet our obligations, including principal and interest payments with respect to indebtedness, are available dividends and other statutorily permitted payments, such as tax allocation payments and management and other fees, from our operating subsidiaries.

Our operating subsidiaries are subject to various state statutory and regulatory restrictions, applicable generally to any insurance company in its state of domicile, which limit the amount of dividends or distributions an insurance company may pay to its stockholders without prior regulatory approval. The restrictions are generally based on certain levels or percentages of surplus, investment income and operating income, as determined in accordance with SAP. Generally, dividends may be paid only out of earned surplus. In every case, surplus subsequent to the payment of any dividends must be reasonable in relation to an insurance company's outstanding liabilities and must be adequate to meet its financial needs.

State insurance holding company acts generally require domestic insurers to obtain prior approval of extraordinary dividends. Under the insurance holding company acts governing our principle operating subsidiaries, a dividend is considered to be extraordinary if the combined dividends and distributions to the parent holding company in any 12 month period are more than the greater of either the insurer's net income for the prior fiscal year or 10% of its surplus at the end of the prior fiscal year.

If insurance regulators determine that payment of a dividend or any other payments to an affiliate (such as payments under a tax-sharing agreement or payments for employee or other services) would, because of the financial condition of the paying insurance company or otherwise, be a detriment to such insurance company's policyholders, the regulators may prohibit such payments that would otherwise be permitted without prior approval.

Risk-Based Capital

In order to enhance the regulation of insurer solvency, the National Association of Insurance Commissioners (NAIC) specifies risk-based capital (RBC) requirements for property and casualty insurance companies. These RBC requirements are designed to monitor capital adequacy and to raise the level of protection that statutory surplus provides for policyholders. The NAIC's RBC model law stipulates four levels of regulatory action with the degree of regulatory intervention increasing as the level of surplus falls below a minimum amount as determined under the model law. At December 31, 2003, all ProAssurance's insurance subsidiaries exceeded the minimum level and, as a result, no regulatory response or action was required.

Investment Regulation

Our operating subsidiaries are subject to state laws and regulations that require diversification of investment portfolios and that limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations may cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture. We believe that our operating subsidiaries are in compliance with state investment regulations.

Guaranty Funds

All fifty states have separate insurance guaranty fund laws requiring admitted property and casualty insurance companies doing business within their respective jurisdictions to be members of their guaranty associations.

These associations are organized to pay covered claims (as defined and limited by the various guaranty association statutes) under insurance policies issued by insurance companies that become insolvent. Such guaranty association laws create post-assessment associations, which make assessments against member insurers to obtain funds to pay association covered claims after the insolvency of an insurer occurs. These associations levy assessments (up to prescribed limits) on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the covered lines of business in that state. Maximum assessments permitted by law in any one year generally vary between 1% and 2% of annual premiums written by a member in that state. Some states permit member insurers to recover assessments paid through surcharges on policyholders or through full or partial premium tax offsets, while other states permit recovery of assessments through the rate filing process.

Shared Markets

Our operating subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements that provide certain insurance coverage to individuals or other entities that are otherwise unable to purchase such coverage in the commercial insurance marketplace. Our operating subsidiaries' participation in such shared markets or pooling mechanisms is not material to our business at this time.

Possible Legislative and Regulatory Changes

In recent years, the insurance industry has been subject to increased scrutiny by regulators and legislators. The NAIC and a number of state legislatures have considered or adopted legislative proposals that alter and, in many cases, increase the authority of state agencies to regulate insurance companies and insurance holding company systems.

In addition, several committees of Congress have made inquiries and conducted hearings as part of a broad study of the regulation of insurance companies, and legislation has been introduced in several of the past sessions of Congress which, if enacted, could result in the federal government assuming some role in the regulation of the insurance industry. Although the federal government does not regulate the business of insurance directly, federal initiatives often affect the insurance business in a variety of ways. Current and proposed federal measures that may significantly affect the insurance business include changes in medical patient protection laws such as the "Patients Bill of Rights," tort reform and environmental laws.

The Legislatures in various states are currently considering, or being asked to consider, changes to the laws governing medical liability lawsuits. The changes are collectively called Tort Reforms. There are also Tort Reform proposals being considered at the Federal level. In general, the changes would place limits of non-economic damages, allow insurers more flexibility in paying large judgments, and would alter some of the rules governing legal proceedings and qualification of expert witnesses. In certain states, Tort Reform legislation may also place limits on the ability of medical liability insurers to raise or maintain rates at adequate levels.

We do not believe it is possible to predict the outcome of any of the foregoing legislative, administrative or congressional activities or the potential effects thereof on us.

Employees

At December 31, 2003, we employed 617 persons, including 424 employees in our Professional Liability segment and 193 employees at MEEMIC. None of our employees is represented by a labor union. We consider our employee relations to be good.

Forward-Looking Statements

Any written or oral statements made by us or on our behalf may include forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements (identified by words such as, but not limited to, "believe", "expect", "intend", "anticipate", "estimate", "project" and other analogous expressions) include among other things statements concerning: liquidity and capital requirements, return on equity, financial ratios, net income, premiums, losses and loss reserves, premium rates and retention of current business, competition and market conditions, the expansion of product lines, the development or acquisition of business in new geographical areas, the availability of acceptable reinsurance, actions by regulators and rating agencies, payment or performance of our obligations under the debentures, payment of dividends, and other matters.

These forward-looking statements are based upon our estimates and anticipation of future events that are subject to certain risks and uncertainties that could cause actual results to vary materially from the expected results described in the forward-looking statements. Due to such risks and uncertainties, you are urged not to place undue reliance on forward-looking statements. All forward-looking statements included in this document are based upon information available to us on the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Risks that could adversely affect our operations or cause actual results to differ materially from anticipated results include, but are not limited to, the following:

- underwriting losses on the risks we insure are higher or lower than expected,
- unexpected changes in loss trends and reserving assumptions which might require the reevaluation of the liability for loss and loss adjustment expenses, thus resulting in an increase or decrease in the liability and a corresponding adjustment to earnings,
- our ability to retain current business, acquire new business, expand product lines and a variety of other factors affecting daily operations such as, but not limited to, economic, legal, competitive and market conditions which may be beyond our control and are thus difficult or impossible to predict,
- changes in the interest rate environment and/or the securities markets that adversely impact the fair value of our investments or our income,
- inability on our part to achieve continued growth through expansion into other states or through acquisitions or business combinations,
- general economic conditions that are worse than anticipated,
- inability on our part to obtain regulatory approval of, or to implement, premium rate increases,
- the effects of weather-related events,
- changes in the legal system, including retroactively applied decisions that affect the frequency and severity of claims,

- significantly increased competition among insurance providers and related pricing weaknesses in some markets,
- changes in the availability, cost, quality or collectibility of reinsurance,
- changes to our ratings by rating agencies,
- regulatory and legislative actions or decisions that adversely affect us, and
- our ability to utilize loss carryforwards and other deferred tax assets.

ITEM 2. PROPERTIES

We own a 156,000 square foot office building located in Birmingham, Alabama where we currently occupy approximately 55,000 square feet and plan to occupy approximately 14,500 square feet of additional office space. The remaining office space is leased to unaffiliated persons or is available to be leased. We also own a 53,000 square foot office building in Okemos, Michigan that we fully occupy. Both buildings are currently unencumbered. MEEMIC leases its principal executive offices in Auburn Hills, Michigan. MEEMIC owns, primarily for investment purposes, an 11.5-acre vacant parcel of land in Auburn Hills, Michigan. We lease other office facilities in various locations and lease computer and operating equipment under cancelable and non-cancelable agreements.

ITEM 3. LEGAL PROCEEDINGS

Our insurance subsidiaries are involved in various legal actions, a substantial number of which arise from claims made under insurance policies. While the outcome of all legal actions is not presently determinable, management and its legal counsel are of the opinion that these actions will not have a material adverse effect on our financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

Executive Officers of ProAssurance Corporation

The executive officers of ProAssurance serve at the pleasure of the Board of Directors. Set forth below are the current executive officers of ProAssurance and a brief description of their principal occupation and employment during the last five years.

A. Derrill Crowe, M.D.

Dr. Crowe has served as Chairman of our Board and our Chief Executive Officer since we began operations in June 2001. Dr. Crowe has also served as President, Chairman of the Board and Chief Executive Officer of Medical Assurance since its formation in 1995, and as President, Chief Executive Officer, and a director of Medical Assurance Company since its founding in 1977. Dr. Crowe also serves as chairman of the board of MEEMIC Holdings. (Age 67)

Victor T. Adamo, Esq.

Mr. Adamo has served as our Vice Chairman, President, and Chief Operating Officer since we began operations in June 2001. Mr. Adamo also serves as President, Chief Executive Officer and a director of Professionals Group. Mr. Adamo has served as a director of ProNational since 1990, and was its Chief Executive Officer since 1987. Mr. Adamo is the Chief Executive Officer and a director of MEEMIC Holdings. (Age 56)

Paul R. Butrus

Mr. Butrus has served as our Vice Chairman and a director of ProAssurance since we began operations in June 2001. Mr. Butrus has been Executive Vice President and a director of Medical Assurance since its incorporation in 1995. Mr. Butrus has been employed by Medical Assurance Company and its subsidiaries since 1977. (Age 63)

Howard H. Friedman

Mr. Friedman was appointed as our Senior Vice President, Chief Financial Officer, and Secretary in June 2001. Mr. Friedman has served in a number of positions for Medical Assurance since 1996, most recently as Senior Vice President, Corporate Development of Medical Assurance. Mr. Friedman is an Associate of the Casualty Actuarial Society. He also serves as a director of MEEMIC. (Age 45)

James J. Morello

Mr. Morello was appointed as our Senior Vice President, Chief Accounting Officer and Treasurer in June 2001. Mr. Morello has been Senior Vice President and Treasurer for Medical Assurance since its formation in 1995. Mr. Morello has been employed as Treasurer and Chief Financial Officer of Medical Assurance Company since 1984. He also serves as a director of Medical Assurance's insurance subsidiaries and as treasurer for ProNational. Mr. Morello is a certified public accountant. (Age 55)

Frank B. O'Neil

Mr. O'Neil was appointed as our Senior Vice President of Corporate Communications and Investor Relations in September 2001. Mr. O'Neil has been Senior Vice President of Corporate Communications for Medical Assurance since 1997 and employed by Medical Assurance Company and its subsidiaries since 1987. (Age 50)

Lynn M. Kalinowski

Mr. Kalinowski has been President of MEEMIC Holdings and MEEMIC since September 2001. Mr. Kalinowski previously served as President of MEEMIC from January 1993 to May 1997 and as Executive Vice President of MEEMIC from May 1997 to September 2001. Prior to joining MEEMIC in 1993, Mr. Kalinowski was the President of Southern Michigan Mutual Insurance Company and previously served as Director of Financial Analysis for the Michigan Insurance Bureau (now the State of Michigan Office of Financial and Insurance Services). Mr. Kalinowski has been a director of MEEMIC Holdings since 1998. (Age 52)

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

At March 1, 2004, ProAssurance Corporation (PRA) had 3,605 stockholders of record and 29,105,971 shares of common stock outstanding. ProAssurance's common stock currently trades on The New York Stock Exchange (NYSE) under the symbol "PRA".

Quarter	2003		2002	
	High	Low	High	Low
First	**$ 23.92**	**$ 20.69**	$ 18.22	$ 15.99
Second	**30.50**	**23.40**	19.70	16.01
Third	**28.90**	**24.50**	18.00	14.20
Fourth	**32.97**	**26.86**	21.11	15.78

ProAssurance has not paid any cash dividends on its common stock and does not currently have a policy to pay regular dividends.

ProAssurance's insurance subsidiaries are subject to restrictions on the payment of dividends to the parent. Information regarding restrictions on the ability of the insurance subsidiaries to pay dividends is incorporated by reference from the paragraphs under the caption "Insurance Regulatory Matters — Regulation of Dividends and Other payments from Our Operating Subsidiaries" in Item 1 on page 14 of this 10-K.

ITEM 6. SELECTED FINANCIAL DATA

Selected Financial Data	2003	2002	2001	2000	1999
	Year ended December 31				
	(in thousands, except per share amounts)				
Gross premiums written (1)	**$ 740,110**	$ 636,156	$ 388,983	$ 223,871	$ 201,593
Net premiums written (1)	**668,909**	537,123	310,291	194,279	156,923
Premiums earned (1)	**698,347**	576,414	381,510	216,297	207,492
Premiums ceded (1)	**(74,833)**	(99,006)	(68,165)	(38,701)	(43,068)
Net premiums earned (1)	**623,514**	477,408	313,345	177,596	164,424
Net investment income (1)	**73,619**	76,918	59,782	41,450	39,273
Net realized investment gains (losses) (1)	**5,992**	(5,306)	5,441	913	1,787
Other income (1)	**6,515**	6,747	3,987	2,630	2,545
Total revenues	**709,640**	555,767	382,555	222,589	208,029
Net losses and loss adjustment expenses (1)	**551,376**	448,029	298,558	155,710	104,657
Income before cumulative effect of accounting change	**38,703**	10,513	12,450	24,300	46,700
Net income (1) (3)	**38,703**	12,207	12,450	24,300	46,700
Income per share before cumulative effect of accounting change (1) (2)					
Basic	**$ 1.34**	$ 0.40	$ 0.51	$ 1.04	$ 1.95
Diluted	**$ 1.33**	$ 0.39	$ 0.51	$ 1.04	$ 1.95
Net income per share: (1) (2) (3)					
Basic	**$ 1.34**	$ 0.47	$ 0.51	$ 1.04	$ 1.95
Diluted	**$ 1.33**	$ 0.46	$ 0.51	$ 1.04	$ 1.95
Weighted average number of shares outstanding: (2)					
Basic	**28,956**	26,231	24,263	23,291	23,992
Diluted	**29,144**	26,254	24,267	23,291	24,008
Balance Sheet Data (as of December 31)					
Total investments	**$2,055,672**	$1,679,497	$1,521,279	$ 796,526	$ 761,918
Total assets	**2,879,352**	2,586,650	2,238,325	1,122,836	1,117,668
Reserve for losses and loss adjustment expenses	**1,814,584**	1,622,468	1,442,341	659,659	665,792
Long-term debt	**104,789**	72,500	82,500	–	–
Total liabilities	**2,333,047**	2,055,086	1,802,606	777,669	791,944
Total capital	**546,305**	505,194	413,231	345,167	325,724
Total capital per share of common stock outstanding (2)	**$ 18.77**	$ 17.49	$ 16.02	$ 15.22	$ 13.92
Common stock outstanding at end of year (2)	**29,105**	28,877	25,789	22,682	23,401

(1) Operating results include the operating results of Professionals Group since the date of consolidation, June 27, 2001. See Note 2 to the Consolidated Financial Statements.

(2) The Board of Directors declared a special stock dividend in December 1999 (5%). All net income per share and total capital per share data on this page have been restated as if the dividends had been declared on January 1, 1999. Additionally, treasury stock is excluded from the date of acquisition for purposes of determining the weighted average number of shares outstanding used in the computation of net income per share of common stock.

(3) Net income for the year ended December 31, 2002 was increased by $1.7 million due to the adoption of SFAS 141 and 142. See Note 14 to our consolidated financial statements. In accordance with SFAS 142, we wrote off the unamortized balance of deferred credits that related to business combinations completed prior to July 1, 2001. The cumulative effect increased net income per share (basic and diluted) by $0.07 per share.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements appearing elsewhere in this report. Throughout the discussion, references to ProAssurance, "we," "us" and "our" refers to ProAssurance Corporation and its subsidiaries. The discussion contains certain forward-looking information that involves risks and uncertainties. As discussed under "Forward-Looking Statements," our actual financial condition and operating results could differ significantly from these forward-looking statements.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted (GAAP) in the United States of America. Preparation of these financial statements requires us to make estimates and assumptions in certain circumstances that affect the amounts reported in our consolidated financial statements and related footnotes. We evaluate these estimates and assumptions on an on-going basis based on historical developments, market conditions, industry trends and other information that we believe to be reasonable under the circumstances. There can be no assurance that actual results will conform to our estimates and assumptions, and that reported results of operations will not be materially adversely affected from time-to-time by the need to make accounting adjustments reflecting changes in these estimates and assumptions. Management considers an accounting estimate to be critical if:

- it requires assumptions to be made based on data that was not final at the time the estimate was made; and

- changes in the estimate, or the selection of a different estimate, could have a material effect on our consolidated results of operations or financial condition.

We believe the following policies used in the preparation of the consolidated financial statements are the most sensitive to estimates and judgments.

Reserve for Losses and Loss Adjustment Expenses (reserve for losses)

Our reserve for losses represents our estimate of the future amounts necessary to pay claims and expenses associated with investigation and settlement of claims. These estimates consist of case reserves and bulk reserves. Case reserves are estimates of future losses and loss adjustment expenses (losses) for reported claims and are established by our claims departments. Bulk reserves, which include a provision for insured events that have occurred but have not been reported to us as well as development on reported claims, are the difference between (i) the sum of case reserves and paid losses and (ii) an actuarially determined estimate of the total losses necessary for the ultimate settlement of all reported claims and incurred but not reported claims, including amounts already paid. The estimates take into consideration our past loss experience, available industry data and projections as to future claims frequency, severity, inflationary trends and settlement patterns. Independent actuaries review our reserves for losses each year and prepare reports that include recommendations as to the level of reserves. We consider these recommendations as well as other factors, such as known, anticipated or estimated changes in frequency and severity of claims and loss retention levels and premium rates, in establishing the amount of our reserves for losses Estimating casualty insurance reserves, and particularly professional liability reserves, is a complex process. These claims are typically resolved over an extended period of time, often five years or more, and estimating loss costs for these claims requires multiple judgments involving many uncertainties made over an extended period of time. Our reserve estimates may vary significantly from the eventual outcome. The assumptions used in establishing our reserves are regularly reviewed and updated by management as new data becomes available. Any adjustments necessary are reflected in then current operations. Due to the size of our reserves, even a small percentage adjustment to these estimates could have a material effect on our results of operations for the period in which the change is made. See the discussion under "Overview" in this section for a history of our loss reserve development.

Reinsurance

Our receivable from reinsurers represents our estimate of the amount of our future loss payments that will be recoverable from our reinsurers. These estimates are based upon our estimates of the ultimate losses that we expect to incur and the portion of those losses that we expect to be allocable to reinsurers based upon the terms of our reinsurance agreements. We also estimate premiums ceded under reinsurance agreements wherein the premium due to the reinsurer, subject to certain maximums and minimums, is a percentage of the losses reimbursed under the agreement. Given the uncertainty of the ultimate amounts of our losses, these estimates may vary significantly from the eventual outcome. Our estimates of the amounts receivable from and due to reinsurers are regularly reviewed and updated by management as new data becomes available. Our assessment of the collectibility of the recorded amounts receivable from reinsurers is based primarily upon public financial statements and rating agency data. Any adjustments necessary are reflected in then current operations. Due to the size of our receivable from reinsurers, even a small adjustment to these estimates could have a material effect on our results of operations for the period in which the change is made. At December 31, 2003, we considered all of our receivable from reinsurers to be collectible.

Investments

We consider our fixed maturity securities as available-for-sale and our equity securities as either available-for-sale or trading portfolio securities.

Our available-for-sale securities are available to be sold in response to a number of issues, including our liquidity needs, changes in market interest rates and investment management strategies, among others. Available-for-sale securities are recorded at fair value. The related unrealized gains and losses, net of income tax effects, are excluded from net income and reported as a component of stockholders' equity.

We evaluate the securities in our available-for-sale investment portfolio on at least a quarterly basis for declines in market value below cost for the purpose of determining whether these declines represent other than temporary declines. Some of the factors we consider in the evaluation of our investments are:

- the extent to which the market value of the security is less than its cost basis,
- the length of time for which the market value of the security has been less than its cost basis,
- the financial condition and near-term prospects of the security's issuer, taking into consideration the economic prospects of the issuers' industry and geographical region, to the extent that information is publicly available, and
- our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

A decline in the fair value of an available-for-sale security below cost that we judge to be other than temporary is realized as a loss in the current period and reduces the cost basis of the security. In subsequent periods, we base any measurement of gain or loss or decline in value upon the adjusted cost basis of the security.

Since January 1, 2003, we have designated certain of our equity security purchases as trading portfolio securities. A trading portfolio is carried at fair value with the holding gains and losses included in realized investment gains and losses in the current period. Therefore results of current operations reflect both positive and negative changes in the market value of these securities.

Liquidity and Capital Resources and Financial Condition

Our primary need for liquid funds is to pay losses and operating expenses in the ordinary course of business and to meet our debt service requirements.

Our operating activities provided positive cash flow of $283 million during 2003. Our operating cash flows are primarily derived from net investment income received and from the excess of premiums collected over paid net losses and operating costs. Timing delays exist between the collection of premiums and the payment of losses, particularly so with regard to our professional liability premiums. In periods of premium growth such as in 2003, premium collections generally exceed losses paid in the calendar year.

We believe that premium adequacy is critical to our long-term liquidity. We continually review rates, particularly professional liability rates, and submit requests for rate increases to state insurance departments as we consider necessary to maintain rate adequacy. We achieved average overall rate increases of 28% in 2003 and 2002. We are unable to predict whether we will continue to receive approval for our requests for higher rates.

We transfer most of the cash generated from operations into our investment portfolio, primarily into investment grade fixed maturity securities. Our investments, cash and cash equivalents at December 31, 2003 total $2.103 billion, an increase of $280 million as compared to December 31, 2002. At December 31, 2003, our investment portfolio includes net before-tax unrealized gains of $53.0 million. Our fixed maturity portfolio has a market value of $1.791 billion, including net before-tax unrealized gains of $48.8 million.

Substantially all of our fixed maturities are either United States government or agency obligations or investment grade securities as determined by national rating agencies. The fixed maturity securities in our investment portfolio had a dollar weighted average rating of "AA," at December 31, 2003. Our fixed maturities are purchased with the intent to hold such investments to maturity; however, we consider these securities as available-for-sale because we may dispose of the securities prior to their maturity in order to meet the Company's then current objectives. Our investment policies implement an asset allocation that uses length to maturity as one method of managing our long term rate of return. The weighted average modified duration of our fixed maturity securities at December 31, 2003 is 3.5 years. The average length to maturity of the fixed maturity portfolio was shortened somewhat during 2003. Throughout 2003 longer term fixed maturity securities were available only at historically low rates, and we maintained a shorter portfolio so as to provide additional investment flexibility should market interest rates rise. We regularly evaluate the interest rate environment, and adjust our duration targets to maximize investment yield.

Changes in market interest rate levels generally affect our net income to the extent that reinvestment yields are different than the original yields on maturing securities. Additionally, changes in market interest rates may also affect the fair value of our fixed maturity securities. For a more detailed discussion of the effect of changes in interest rates on our investment portfolio see "Item 7A – Quantitative and Qualitative Disclosures about Market Risk."

Our current investment policy requires that the market value of our equity investment portfolio not exceed 50% of our capital at the end of the prior year. At December 31, 2003, equity investments represented approximately 2% of our total investments, and approximately 9% of our capital. Our equity investments are diversified primarily among domestic growth and value holdings through common and preferred stock.

Our net reserves for losses (net of amounts receivable from reinsurers) at December 31, 2003 are approximately $1.370 billion, an increase of $209.3 million over net reserves at December 31, 2002. Substantially all of this increase is in our professional liability segment, a "long tailed" business. A characteristic of a "long tailed" business is that there is a long length of time between the occurrence of an insured event and significant payment on that event. Because of this characteristic, it is not unusual for reserves to increase, especially during periods of business growth. Activity in the net reserve for losses during 2003 and 2002 is summarized below:

	Year Ended December 31		
	2003	2002	2001
	In Thousands		
Balance, beginning of year	**$ 1,622,468**	$ 1,442,341	$ 659,659
Less reinsurance recoverables	**462,012**	374,056	166,202
Net balance, beginning of year	**1,160,456**	1,068,285	493,457
Net reserves acquired from Professionals Group	–	–	557,284
Incurred related to:			
Current year	**562,256**	439,600	303,387
Prior years	**(10,880)**	8,429	13,818
Change in death, disability, and retirement reserve	–	–	(18,647)
Total incurred	**551,376**	448,029	298,558
Paid related to:			
Current year	**(94,824)**	(84,376)	(137,121)
Prior years	**(247,235)**	(271,482)	(143,893)
Total paid	**(342,059)**	(355,858)	(281,014)
Net balance, end of year	**1,369,773**	1,160,456	1,068,285
Plus reinsurance recoverables	**444,811**	462,012	374,056
Balance, end of year	**$1,814,584**	$ 1,622,468	$ 1,442,341

As of December 31, 2003, our insurance subsidiaries had consolidated reserves for losses and loss adjustment expenses on a GAAP basis that exceeded those on a statutory basis by approximately $19.7 million, which is principally due to the portion of GAAP reserves that are reflected for statutory accounting purposes as unearned premiums. These unearned premiums are applicable to extended reporting endorsements ("tail" coverage) issued without a premium charge upon death, disability, or retirement of an insured.

We use reinsurance to provide capacity to write large limits of liability, to reduce losses of a catastrophic nature and to stabilize underwriting results in those years in which such losses occur. The purchase of reinsurance does not relieve us from the ultimate risk on our policies, but it does provide reimbursement from the reinsurer for certain losses paid by us.

The effective transfer of risk is dependent on the credit-worthiness of the reinsurer. We purchase reinsurance from a number of companies to mitigate concentrations of credit risk. Our reinsurance brokers assist us in the analysis of the credit quality of our reinsurers. We base our reinsurance buying decisions on an evaluation of the then-current financial strength and stability of prospective reinsurers. However, the financial strength of our reinsurers, and their corresponding ability to pay us, may change in the future due to forces or events we cannot control or anticipate.

At December 31, 2003 our receivable from reinsurers approximated $444.8 million. The following table identifies our reinsurers from which our recoverables (net of amounts due to the reinsurer) are $10 million or more as of December 31, 2003:

Reinsurer	A. M. Best Company Rating	Net Amounts Due From Reinsurer
Michigan Catastrophic Claims Association	Not rated	$ 86,470
Hannover Rueckversicherung AG	A	$ 53,776
General Reinsurance Corp	A++	$ 43,661
PMA Capital Insurance Company	B++	$ 28,893
Gerling Global Reins Corp	NR-3	$20,933
American Rein Co	A+	$13,511
Lloyd's Syndicate 435	A-	$13,474
St. Paul Reinsurance Company Ltd (Uk Corp)	A	$12,299
Transatlantic Reinsurance, SA	A++	$10,745
AXA Reinsurance SA	A-	$10,458

We have not experienced any difficulties in collecting amounts due from reinsurers due to financial instability of the reinsurer. As of December 31, 2003 we do not believe we have any reinsurance recoverables that are uncollectible. Should future events lead us to believe that any reinsurer is unable to meet its obligations to us, adjustments to the amounts recoverable would be reflected in the results of current operations.

The Michigan Catastrophic Claims Association (MCCA) is an unincorporated nonprofit association created by Michigan law, and every insurer engaged in writing personal protection automobile insurance coverage in Michigan is required to be a member of the MCCA. The MCCA charges an annual assessment, based on the number of vehicles for which coverage is written, to cover the losses reported by all member companies. Michigan law provides that the MCCA assessments charged to member companies for this protection can be recognized in the rate-making process and passed on to policyholders. We treat any amounts due from the MCCA as reinsurance and the assessments due to MCCA as ceded premiums.

Two of our reinsurers, Gerling Global Reinsurance Corporation of America (Gerling) and PMA Capital Insurance Company (PMA) have discontinued reinsurance operations and are no longer accepting new business. Neither company participates in our current reinsurance treaties but both have been part of previous reinsurance programs. Approximately 58% of recorded receivables from these reinsurers relates to our estimates of loss development and its allocation to the various reinsurance treaties. Based upon information available to us, including statements made by Gerling and PMA, we anticipate that both companies will meet their obligations to us.

As our premiums have grown, so has our need for capital to support our insurance operations and maintain our ratings. We have experienced significant growth with respect to our professional liability premiums and expect continued growth in 2004. This growth has primarily come as a result of increased prices but is also a result of reduced competition in the professional liability market. We have taken actions to obtain additional capital in order to support growth by our insurance subsidiaries and believe we have the ability to raise the capital required to support our current plans for growth.

In late 2002, we raised $46.5 million through the sale of our common stock in an underwritten public offering. In early July 2003 we received $104.6 million from the issuance of 3.9% Convertible Debentures, due June 2023, having a face value of $107.6 million. We utilized $67.5 million of the net proceeds to repay our term loan and did not replace the related line of credit.

Through December 31, 2003 approximately $36.0 million of the net proceeds have been contributed to the capital of our professional liability insurance subsidiaries to support the growth in insurance operations. In February 2004 we contributed an additional $20.0 million to the capital of our insurance subsidiaries. After making those contributions to our subsidiaries, we have $15.0 million available at the parent holding company for general corporate purposes.

On February 9, 2004 we filed a universal shelf registration statement with the Securities and Exchange Commission (SEC) that would allow us to offer from time-to-time up to $250 million in common stock, preferred stock or debt securities. We may sell any class of the registered securities or combinations thereof in one or more separate offerings at a total price up to the amount registered with the amount, price and terms of the securities sold in each offering to be determined at the time of sale. We have no present commitments to sell securities under the shelf registration. Our ability to sell any of these securities will depend in part on our ability to continue profitable operations and maintain the credit ratings assigned to us by A. M. Best and Standard & Poor's. Any sale would require us to file a supplemental prospectus that specifies the terms of the securities to be sold. If securities are sold, we expect that the net proceeds will be used for general corporate purposes, which may include contributions to the capital and surplus of our subsidiaries, the repurchase of outstanding debt securities, or the repayment of other indebtedness.

On January 29, 2003 ProAssurance's subsidiary, MEEMIC Holdings repurchased 1,062,298 outstanding common shares and 120,000 vested options for its common stock that were not owned by ProAssurance's subsidiary, ProNational. The total cost of the transaction approximated $34.1 million. The funds used for the purchase were derived from MEEMIC Holdings' cash and investment resources. As a result of the transaction MEEMIC Holdings is now a wholly-owned indirect subsidiary of ProAssurance. Goodwill of approximately $7.6 million was recorded related to the transaction.

Off Balance Sheet Arrangements / Contractual Obligations

We have no off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

A schedule of our contractual obligations at December 31, 2003 follows:

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			In Thousands		
Long-term debt obligations	$ 104, 600	$ –	$ –	$ –	$ 104,600
Operating lease obligations	9,487	3,655	4,898	880	54
Total	$ 114,087	$ 3,655	$ 4,898	$ 880	$ 104,654

Our operating lease obligations are primarily for the rental of office space, office equipment, and communications lines and equipment.

Parent Holding Company

The parent holding company is a legal entity separate and distinct from its subsidiaries. Because the parent holding company has no other business operations, dividends from its operating subsidiaries represent a significant source of funds for its obligations, including debt service. The ability of those insurance subsidiaries to pay dividends is subject to limitation by state insurance regulations. See our discussions under "Regulation of Dividends....from Our Operating Subsidiaries" in Part I, and in Note 17 of our Notes to Consolidated Financial Statements for additional information regarding dividend limitations.

Overview

ProAssurance Corporation is an insurance holding company and its operating results are almost entirely derived from the operations of its insurance subsidiaries. ProAssurance operates in two industry segments: professional liability insurance and personal lines insurance.

The professional liability segment is our largest segment, representing over 73% of 2003 written premiums and 84% of total assets. This segment principally provides liability insurance for providers of health care services in the south and midwest, and, to a limited extent, providers of legal services in the midwest. The principal operating insurance subsidiaries of this segment are: The Medical Assurance Company, Inc., ProNational Insurance Company and Red Mountain Casualty Insurance Company, Inc. We also write professional liability insurance through Medical Assurance of West Virginia, Inc.

Our personal lines segment provides personal property and casualty insurance primarily to members of the educational community and their families in the state of Michigan. Our personal lines segment includes the operations of a single insurance company, MEEMIC Insurance Company (MEEMIC), which we acquired in June 2001 as a part of the Professionals Group consolidation transaction.

Corporate Strategy

Our objective is to build value for our stockholders through superior underwriting of classes of business in which we have a comprehensive understanding and which offer us the opportunity to generate competitive returns on capital. We target a return on equity of 12% to 14% over the long term. Over the five years ending December 31, 2003, however, we achieved an average return on equity of 6.9%, with a high of 14.4% in 1999 and a low of 2.3% in 2002.

We emphasize disciplined underwriting and do not manage our business to achieve a certain level of premium growth or market share. In our professional liability business, we apply our local knowledge to individual risk selection, and determine the appropriate price based on our assessment of the specific characteristics of each risk. In our personal lines business, we target the educational community, which we believe provides a preferred, stable and predictable group of risks.

In addition to prudent risk selection, we seek to control our underwriting results through effective claims management. We investigate each professional liability claim and have fostered a strong culture of aggressively defending those claims that we believe have no merit. We manage these claims at the local level, tailoring claims handling to the legal climate of each state, which we believe differentiates us from national writers. In our personal lines business, we seek to quickly and efficiently resolve claims through an established network of auto repair shops and other repair facilities, focusing on minimizing the cost of handling each claim.

By concentrating on specialty markets where customers have specialized needs, we seek to provide value added solutions through our underwriting expertise and our emphasis on strong customer service. Through our regional underwriting and claims office structure, we are able to gain a strong understanding of local market conditions and efficiently adapt our underwriting and claims strategies to regional conditions. Our regional presence also allows us to maintain active relationships with our customers and be more responsive to their needs. We believe these factors have allowed us to establish a leading position in our markets, enabling us to compete on a basis other than just price. We also believe that our presence in local markets allows us to monitor and understand changes in the liability climate and thus develop better business strategies in a more timely manner than our competitors.

Our goal is to build upon our position as a leading writer of professional liability and personal lines insurance and expand within a defined geographic area, while maintaining our commitment to disciplined underwriting and aggressive claims management. According to A.M. Best, we are the fourth largest active medical liability insurance writer in the nation, and we believe we are the largest medical liability writer in our states of operation. The withdrawal and reduced capacity of several competitors in the medical professional liability market has provided new business opportunities. We believe that our strong reputation in our regional markets, combined with our financial strength, strong customer service and proven ability to manage claims, should enable us to profitably expand our position in select states. In our personal lines business, we estimate that we currently insure approximately 16% of the educational community (active and retired teaching professionals and service employees) in Michigan. We expect to increase our penetration of the educational community by appointing additional agents and broadening our existing relationships with educational institutions and their employees.

We have successfully acquired and integrated companies and books of business in the past and believe our financial size and strength make us an attractive acquirer. The current professional liability climate may also provide us with the opportunity to undertake additional mergers or acquisitions of companies or books of business within or adjacent to, our states of operation. We continually evaluate these opportunities to leverage our core underwriting and claims expertise.

We have sustained our financial stability during difficult market conditions through responsible pricing and loss reserving practices. We are committed to maintaining prudent operating and financial leverage and conservatively investing our assets. We recognize the importance our customers and producers place on the strong ratings of our principal insurance subsidiaries and we intend to manage our business to protect our financial security.

Growth Opportunities and Outlook

We expect to achieve our growth in our Professional Liability segment primarily as a result of (i) the withdrawal of competitors from actively writing business in certain states, and (ii) increased prices in our professional liability business.

We believe we are viewed as a market leader because of our financial strength and stability, and our ability to deliver excellent service at the local level. This reputation allows us to take advantage of marketing conditions that are improving as price increases are implemented and earned. Our stability also makes us an attractive insurer in light of the highly publicized insolvencies in our industry, as well as the regulatory actions taken against several former competitors.

In 2003 and in 2002, our professional liability segment achieved average gross price increases of approximately 28% on renewal business (weighted by premium volume). In 2004 we expect professional liability pricing to continue to increase, although not at the levels of 2002 and 2003. We expect to increase the number of policies written as our competitors' withdraw from markets and their capacity becomes increasingly constrained. We also expect our balance sheet strength to become a further differentiating factor in the market. Additionally, we plan to appoint new agents in underserved areas in the states where we write business and we believe that will bring us additional business as well.

We expect our future growth in professional liability will be supported by controlled expansion in states where we are already writing business. This includes states we recently entered such as Arkansas, Delaware, North Carolina and Virginia, that we believe have relatively favorable medical and legal climates. We also expect to expand into additional states within, or adjacent to, our existing business footprint as opportunities present themselves.

We also believe there will be additional opportunities for profitable expansion of our professional liability business as insurers continue experiencing financial difficulties, requiring them to reduce their business or completely exit the marketplace. This may also lead to opportunities to expand through the acquisition of other companies or books of business.

In the Personal Lines segment, our strong capitalization provides operational flexibility allowing growth and expansion capabilities for current and new product lines in Michigan, and expansion outside of the state.

We believe we can achieve our growth in both segments while improving our combined ratio. As with all property and casualty companies, we expect the beneficial impact of price increases and any development of losses to be fully reflected in our financial results over time. We recognize the effect of higher prices as the associated premiums are earned which generally occurs over the course of the year after the policy is written.

Segments

Revenues and expenses are attributable to the operating segments with the exception of corporate income, which consists of investment income earned directly by the parent holding company and interest expense related to long-term debt held by the parent. We experienced a significant improvement in earnings during the year ended December 31, 2003 as compared to the years ended December 31, 2002 and 2001, primarily due to improvement by the professional liability segment, as shown in the table below:

	2003	2002	2001	2003 vs 2002 Increase (Decrease)	2002 vs 2001 Increase (Decrease)
			In Thousands		
Income before income taxes, minority interest and cumulative effect:					
Professional Liability Segment	**$20,657**	$(14,637)	$ 1,547	$ 35,294	$ (16,184)
Personal Lines Segment	**33,124**	31,065	11,573	2,059	19,492
Corporate (unallocated to segments)	**(3,447)**	(2,818)	(2,151)	(629)	(667)
Consolidated	**$50,334**	$ 13,610	$10,969	$ 36,724	$ 2,641

Our professional liability segment operates in a challenging environment. Beginning in 2000, virtually all providers of medical professional liability began to recognize adverse trends in claim severity, causing increased estimates of current and prior losses. Throughout the industry, premiums previously considered adequate to cover expected losses and provide some profit were found to be inadequate. We began to address these trends in 2000 by seeking to increase premium rates in order to more closely align revenues with expected losses. We have implemented rate increases in all states, even when this has resulted in non-renewal of business. We have been more selective in our underwriting criteria and have elected to not-renew business that we did not expect to write profitably. At the same time, we have also worked to contain losses and to improve operating efficiencies. Our ability to successfully implement premium rate increases has been the most significant factor in improving the underwriting results of this segment.

Investment income is a substantial revenue source for the professional liability segment because, on average, premiums are collected several years before the related losses are paid. Additionally, we consider realized capital gains to be a significant part of our investment strategy and realized capital gains and losses can have a substantial effect on our revenues. Prevailing market interest rates have been at historically low levels in recent years which has reduced our investment income. The decline in investment income somewhat offsets any improvement that results from premium increases. In an attempt to mitigate that risk, state regulators require us to take interest rates into account as we develop our rates.

Our personal lines segment operates in a highly competitive environment dominated by larger insurance organizations. We must provide a high level of service while operating efficiently in order to competitively price our products and obtain positive financial results. The personal lines segment has contributed significantly to our consolidated profits since the segment was acquired in June 2001.

Investment income is a less significant component of revenues for the personal lines segment than for the professional lines segment because the length of time between the collection of premiums and the settlement of claims is generally short; approximately 75% of claims are paid within one year after the claim is filed. Investment income has increased only slightly because increases in the investment portfolio have been offset by declines in yields.

Losses and Reinsurance

Losses are the largest component of expense for both the professional liability segment and the personal lines segment. In 2003, the consolidated net loss ratio (the income statement line "Net losses and loss adjustment expenses" divided by the income statement line "Net premiums earned") is 88.4%, reflecting a net loss ratio of 96.9 % for the professional liability segment and 65.8% for the personal lines segment. As discussed in critical accounting policies, net losses in any period reflects our estimate of net losses related to the premiums earned in that period as well as any changes to our estimates of reserves required for net losses of prior periods.

The estimation of losses is particularly difficult for our professional liability segment. Loss reserves associated with medical professional liability coverage tend to be higher than those associated with most other types of property and casualty insurance for two primary reasons. First, overall costs of providing professional liability insurance coverage historically have been among the highest of the property and casualty insurance lines. These costs can be attributed principally to increases in both the frequency and severity of professional liability claims. Second, the complexity of professional liability claims increases losses. In addition, delays between the collection of premiums and the payment of losses are generally longer for professional liability insurance than other property and casualty lines. Frequently, injuries are not discovered until years after an incident, or the claimant may delay pursuing the recovery of damages. As a result of the delay, a component of the loss reserves for occurrence coverage and "tail" coverage includes an estimate of the claims that have been incurred but not yet reported (IBNR).

Medical professional liability loss experience is volatile and cyclical. Over the past twenty-five years, the industry has experienced several periods of increasing claim frequency and severity, followed by periods of relative stability. At other times, due to tort reform, favorable judicial decisions, favorable economic conditions or other unknown factors, claim frequency or severity have decreased. Malpractice claims generally require an extended period of time to resolve, and the average life of a claim can be five years or more. The combination of changing conditions and the extended time required for claim resolution result in a loss cost estimation process that requires actuarial skill and the application of judgment, and such estimates require periodic revision. We believe it is prudent to establish initial losses that are based on historical experience as well as on facts and circumstances known at the balance sheet date. To the extent that actual results deviate from expectations, reserve estimates are subsequently adjusted.

Losses for the personal lines segment are delineated between property and liability loss due to their differing characteristics. Losses for property claims comprise approximately 70% of the personal lines loss expense. Such claims are typically settled and paid without litigation within one year after the claim is reported. Losses for personal liability claims more closely resemble medical professional liability losses and are more complex to estimate. Injuries and their severity may not be discovered until several years after an incident and the delay between the collection of premium and the payment of losses is also longer than property losses and subject to litigation.

We reinsure professional liability risks under treaties pursuant to which the reinsurer agrees to assume all or a portion of all risks that we insure above our individual risk retention of $1 million per claim, up to the maximum individual limit offered (currently $16 million). Historically, per claim retention levels have varied between the first $200,000 and the first $2 million depending on the coverage year and the state in which business was written. Periodically, we provide insurance to policyholders above the maximum limits of our reinsurance treaties. In those situations, we reinsure the excess risk above the limits of our reinsurance treaties on a facultative basis, whereby the reinsurer agrees to insure a particular risk up to a designated limit.

We currently reinsure our personal lines risks in excess of $250,000 per loss. Individual property risks are covered up to $1 million per risk and casualty risks are covered on an excess of loss basis up to $3 million per occurrence. Our Personal Lines segment is also covered by Catastrophe reinsurance which provides additional protection from significant aggregate loss exposure arising from a single event such as windstorm, hail, tornado, earthquake, riot, blizzard, freezing temperatures or other extraordinary events. We have purchased catastrophe reinsurance for automobile physical damage, homeowners and boat property damage in five layers up to $29.5 million in excess of $1.5 million with each layer subject to a retention of 5%. Since we began offering umbrella policies in 2000, we have a quota share reinsurance arrangement under which we retain 5% and cede 95% of our liability on these policies.

Our risk retention level is dependent upon numerous factors including the price and availability of reinsurance, volume of business, level of experience, our analysis of the potential underwriting results within each state and our assessment of our financial capacity to assume greater risk. Our 2003-2004 reinsurance treaties renewed with no change in terms or conditions from the prior year. We have structured the program to include a broader participation of reinsurers to further diversify our credit risk.

The following table, known as the Loss Reserve Development Table, presents information over the preceding ten years regarding the payment of our losses as well as changes to (the development of) our estimates of losses during that time period. The table includes losses on both a direct and an assumed basis and is net of reinsurance recoverables. The gross liability for losses before reinsurance, as shown on the balance sheet, and the reconciliation of that gross liability to amounts net of reinsurance are reflected below the table. We do not discount our reserves to present value.

The following definitions may be helpful in understanding the Loss Reserve Development Table:

- The line entitled "Reserve for losses, undiscounted and net of reinsurance recoverables" reflects the Company's reserve for losses and loss adjustment expense, less the receivables from reinsurers, each as showing in the Company's consolidated financial statements at the end of each year (the Balance Sheet Reserves).

- The section entitled "Cumulative net paid, as of" reflects the cumulative amounts paid as of the end of each succeeding year with respect to the previously recorded Balance Sheet Reserves.

- The section entitled "Re-estimated net liability as of" reflects the re-estimated amount of the liability previously recorded as Balance Sheet Reserves that includes the cumulative amounts paid and an estimate of additional liability based upon claims experience as of the end of each succeeding year (the Net Re-estimated Liability).

- The line entitled "Net cumulative redundancy, (deficiency)" reflects the difference between the previously recorded Balance Sheet Reserve for each applicable year and the Net Re-estimated Liability relating thereto as of the end of the most recent fiscal year.

Information presented in the following table is cumulative and, accordingly, each amount includes the effects of all changes in amounts for prior years. The table presents the development of our balance sheet reserves; it does not present accident year or policy year development data. Conditions and trends that have affected the development of liabilities in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on this table.

Analysis of Losses and Loss Reserve Development
(In thousands)

	December 31, 1993 (a)	1994 (a)	1995 (a)	1996 (a)	1997 (a)	1998 (a)	1999 (a)	2000 (a)	2001 (b)	2002	2003
Reserve for losses undiscounted and net of reinsurance recoverables	$ 272,392	$ 295,541	$ 352,521	$ 440,040	$ 464,122	$ 480,741	$ 486,279	$ 493,457	$ 1,068,285	$ 1,160,456	$ 1,369,773
Cumulative net paid as of:											
One Year Later	21,296	24,102	27,532	48,390	67,383	89,864	133,832	143,892	271,482	247,235	
Two Years Later	40,988	42,115	58,769	98,864	128,758	192,716	239,872	251,855	468,630		
Three Years Later	53,186	58,793	80,061	136,992	194,139	257,913	313,993	321,957			
Four Years Later	61,153	65,520	107,005	173,352	227,597	308,531	358,677				
Five Years Later	66,419	76,291	120,592	191,974	252,015	331,796					
Six Years Later	73,308	81,722	129,043	204,013	266,056						
Seven Years Later	76,716	82,605	135,620	212,282							
Eight Years Later	76,821	84,649	138,534								
Nine Years Later	77,713	85,008									
Ten Years Later	77,825										
Re-estimated Net Liability As Of:											
End of Year	$ 272,392	$ 295,541	$ 352,521	$ 440,040	$ 464,122	$ 480,741	$ 486,279	$ 493,457	$ 1,068,285	1,160,456	
One Year Later	251,445	268,154	325,212	393,363	416,814	427,095	463,779	507,275	1,076,714	1,149,576	
Two Years Later	220,385	239,243	280,518	347,258	364,196	398,308	469,934	529,698	1,069,435		
Three Years Later	194,213	200,311	237,280	294,675	333,530	400,333	488,426	527,085			
Four Years Later	159,096	157,836	190,110	264,714	323,202	414,008	487,366				
Five Years Later	126,379	122,570	173,148	259,195	320,888	415,381					
Six Years Later	106,403	105,779	168,828	248,698	321,232						
Seven Years Later	92,954	99,787	160,784	250,927							
Eight Years Later	88,828	94,192	161,717								
Nine Years Later	83,251	95,625									
Ten Years Later	83,960										
Net cumulative redundancy (deficiency)	188,432	199,916	190,804	189,113	142,890	65,360	(1,087)	(33,628)	(1,150)	10,880	
Original gross liability - end of year		355,735	432,937	548,732	614,720	660,631	665,786	659,659	1,442,341	1,622,468	
Less: reinsurance recoverables		(60,194)	(80,416)	(108,692)	(150,598)	(179,890)	(179,507)	(166,202)	(374,056)	(462,012)	
Original net liability - end of year		295,541	352,521	440,040	464,122	480,741	486,279	493,457	1,068,285	1,160,456	
Gross re-estimated liability - latest		124,451	186,758	298,576	421,751	530,449	598,120	630,069	1,419,583	1,568,773	
Re-estimated reinsurance recoverables		(28,826)	(25,041)	(47,649)	(100,519)	(115,068)	(110,754)	(102,984)	(350,148)	(419,197)	
Net re-estimated liability - latest		95,625	161,717	250,927	321,232	415,381	487,366	527,085	1,069,435	1,149,576	
Gross cumulative redundancy (deficiency)		231,284	246,179	250,156	192,969	130,182	67,666	29,590	22,758	53,695	

(a) Reflects reserves of Medical Assurance excluding Professionals Group reserves, which were acquired on June 27, 2001. Accordingly, the gross and net reserve development (reserves recorded at the end of the year, as originally estimated, less reserves re-estimated as of subsequent years) relates only to the operations of Medical Assurance and does not include Professionals Group.

(b) Reflects reserves of PRA following the consolidation of Medical Assurance and Professionals Group. Accordingly, the gross and net reserve development (reserves recorded at the end of the year, as originally estimated, less reserves re-estimated as of subsequent years) does not include any development related to Professionals Group reserves since these reserves were acquired on June 27, 2001.

In each year reflected in the table, we have utilized actuarial methodologies, including incurred loss development, paid loss development and frequency-severity projections, to estimate reserves. These techniques are applied to the data and the resulting projections are evaluated by management to establish the estimate of reserves.

Prior to 2001, our reserve for losses was solely for our Professional Liability Segment; beginning in 2001 our reserves also include our Personal Lines segment. Our reserve for losses developed favorably in many prior years for several reasons:

- Substantially all of our business was derived from medical professional liability insurance written in Alabama until we began to geographically expand our business in the mid to late 1990s. We utilized a rigorous and disciplined approach to investigating, managing and defending claims. This philosophy generally produced results in Alabama that were better than industry averages in terms of loss payments and the proportion of claims closed without indemnity payment.

- Our volume of business in the late 1980's and early 1990's, while substantial, was not of a sufficient size to fully support the actuarial projection process; thus, our data was supplemented with industry-based data. Ultimately, actual results proved better than the industry data, creating redundancies.

- Our reserves established in the late 1980's and early 1990's were strongly influenced by the dramatically increased frequency and severity that we, and the industry as a whole, experienced during the mid-1980s. Some of these trends moderated, and in some cases, reversed, by the late 1980s or early 1990s. However, the ability to recognize the improved environment was delayed due to the extended time required for claims resolution. When these negative trends moderated, the reserves we established during those periods proved to be redundant.

- We establish our initial reserves in the Personal Lines segment at a level to give consideration to our estimate of rising costs and increasingly unpredictable litigation trends. Because losses in this segment mature sooner than in Professional Liability, we are able to recognize reserve development earlier if these anticipated costs and trends do not materialize as expected.

The professional liability legal environment deteriorated once again during the past several years. Beginning in 2000, we recognized adverse trends in claim severity, causing increased estimates of certain loss liabilities. As a result, favorable development of prior year loss reserves slowed in 2000 and reversed in 2001 and 2002. We have addressed these trends through increased rates, stricter underwriting and modifications to claims handling procedures.

Due to the size of our reserves, even a small percentage adjustment can have a material effect on our results of operations for the period in which the change is made.

Results of Operations – Year ended December 31, 2003 Compared to Year Ended December 31, 2002

Our consolidated net income is $38.7 million, or $1.33 per diluted share, for the year ended December 31, 2003 as compared to $12.2 million or $0.46 per diluted share for the year ended December 31, 2002. Selected financial data for each period is summarized in the table below.

	Year Ended December 31 2003	2002	Increase (Decrease)
	In Thousands		
Revenues:			
Gross premiums written	$ 740,110	$ 636,156	$ 103,954
Net premiums written	$ 668,909	$ 537,123	$ 131,786
Premiums earned	$ 698,347	$ 576,414	$ 121,933
Premiums ceded	(74,833)	(99,006)	24,173
Net premiums earned	623,514	477,408	146,106
Net investment income	73,619	76,918	(3,299)
Net realized investment gains (losses)	5,992	(5,306)	11,298
Other income	6,515	6,747	(232)
Total revenues	709,640	555,767	153,873
Expenses:			
Losses and loss adjustment expenses	576,043	569,099	6,944
Reinsurance recoveries	(24,667)	(121,070)	96,403
Net losses and loss adjustment expenses	551,376	448,029	103,347
Underwriting, acquisition and insurance expenses	104,216	91,253	12,963
Loss on early extinguishment of debt	305	–	305
Interest expense	3,409	2,875	534
Total expenses	659,306	542,157	117,149
Income before income taxes	50,334	13,610	36,724
Income taxes (benefit)	11,450	(188)	11,638
Income before minority interest and cumulative effect of accounting change	38,884	13,798	25,086
Less: Minority interest	181	3,285	(3,104)
Income before cumulative effect of accounting change	38,703	10,513	28,190
Cumulative effect of accounting change, net of tax	–	1,694	(1,694)
Net Income	$ 38,703	$ 12,207	$ 26,496
Net loss ratio *	88.4%	93.8%	(5.4%)
Underwriting expense ratio *	16.7%	19.1%	(2.4%)
Combined ratio	105.1%	112.9%	(7.8%)
Less: Investment income ratio *	11.8%	16.1%	(4.3%)
Operating ratio	93.3%	96. 8%	(3.5%)

	December 31 2003	2002
Total assets	$ 2,879,352	$ 2,586,650
Net reserves for losses	$ 1,369,773	$ 1,160,456

* Ratios shown are expressed as a ratio of net premiums earned.

The operating results of each of our reportable industry segments are discussed separately in the following sections. Revenues and expenses are attributed to the operating segments with the exception of corporate income, which consists of investment income earned directly by the parent holding company and interest expense related to long-term debt held by the parent.

Our effective tax rates for both years is significantly lower than the expected 35% statutory rates because we earned approximately 23% of our net investment income from tax-exempt sources in 2003 and 25% in 2002. After adjustment for tax exempt income, we experienced a taxable loss for the year ended December 31, 2002.

Minority interest in both 2003 and 2002 relates entirely to the minority interest in the income of MEEMIC Holdings. As discussed under "Liquidity and Capital Resources" we purchased this minority interest on January 29, 2003. In 2003, earnings were allocable to the minority interest only for the period from January 1 to January 29. In 2002, earnings were allocable to the minority interest for the entire period.

PROFESSIONAL LIABILITY SEGMENT

Operating results for our professional liability segment for the years ended December 31, 2003 and 2002 are summarized in the table below.

	Year Ended December 31 2003	2002	Increase (Decrease)
		In Thousands	
Revenues:			
Gross premiums written	**$ 543,323**	$ 461,715	$ 81,608
Net premiums written	**$ 490,952**	$ 376,702	$ 114,250
Premiums earned	**$ 509,260**	$ 412,656	$ 96,604
Premiums ceded	**(56,014)**	(85,011)	28,997
Net premiums earned	**453,246**	327,645	125,601
Net investment income	**63,099**	66,790	(3,691)
Net realized investment gains (losses)	**5,858**	(6,099)	11,957
Other income	**4,460**	4,960	(500)
Total revenues	**526,663**	393,296	133,367
Expenses:			
Loss and loss adjustment expenses	**414,828**	460,289	(45,461)
Reinsurance recoveries	**24,540**	(108,969)	133,509
Net losses and loss adjustment expenses	**439,368**	351,320	88,048
Underwriting, acquisition and insurance expenses	**66,638**	56,613	10,025
Total expenses	**506,006**	407,933	98,073
Income (loss) before income taxes	**$ 20,657**	$ (14,637)	$ 35,294
Net loss ratio *	**96.9%**	107.2%	(10.3%)
Underwriting expense ratio *	**14.7%**	17.3%	(2.6%)
Combined ratio	**111.6%**	124.5%	(12.9%)
Less: Investment income ratio *	**13.9%**	20.4%	(6.5%)
Operating ratio	**97.7%**	104.1%	(6.4%)

	December 31 2003	2002
Identifiable segment assets	**$ 2,413,043**	$ 2,184,676
Net reserves for losses	**$ 1,298,458**	$ 1,096,205

* Ratios shown are expressed as a percentage of net premiums earned.

Premiums

Premiums written

Premiums written for the professional liability segment increased by $81.6 million for the year ended December 31, 2003 as compared to the same period in 2002, principally due to rate increases. We experienced premium growth from new business in states where competitors have left the professional liability market. The growth in new business has largely been offset by policies that did not renew due to higher rates and our own underwriting decisions.

We have implemented and we plan to continue to implement rate increases based on loss trends; however, our ability to implement those rate increases is subject to regulatory approval. Renewals in 2003 were at rates that are approximately 28% higher than 2002 rates. However, we do not expect premium growth to reflect the full amount of the rate increases because retention of our insureds may be reduced by the higher rates. Also during 2003 we converted most of our remaining occurrence policies to claims-made policies. We believe that a substantial majority of our occurrence policyholders accepted the conversion to claims-made coverage. First-year claims-made coverage has a significantly lower premium than occurrence coverage due to lower loss exposure, and the conversion reduced 2003 premiums written as compared to 2002 by approximately $13.5 million. The conversion of occurrence to claims-made will be completed in 2004.

Premiums earned

Premiums earned for the professional liability segment increased $96.6 million for the year ended December 31, 2003 as compared to the same period in 2002. Premiums are earned pro rata over the entire policy period (generally one year) after the policy is written. The increase in 2003 earned premiums therefore reflects on a pro rata basis the changes in written premiums that occurred during both 2003 and 2002. Thus earned premiums have increased for the reasons discussed in the section on premiums written.

Premiums ceded

Premiums ceded represent the premiums we must ultimately pay to our reinsurers for their assumption of a portion of our losses. Premiums ceded decreased by $29.0 million for the year ended December 31, 2003 as compared to the same period in 2002. This decrease is primarily because we have reduced the portion of our losses that we cede to our reinsurers. Under reinsurance contracts that became effective in October 2002, our retention levels for insured medical liability events became $1.0 million in all states whereas previously our retention in many states was as low as $250,000. Premiums ceded have decreased both in total dollars and as a percentage of premiums earned because we are ceding a smaller portion of our risk.

Some of our reinsurance agreements adjust the premium due to the reinsurer based upon the losses reimbursed under the agreement. In 2003, as discussed in more detail under "Losses and Loss Adjustment Expenses" we reduced our estimates of certain prior year gross losses, as well as the related reinsurance recoveries. Consequently the estimate of ultimate ceded premiums was reduced by $5.4 million as a result of this change. As discussed in the section on Critical Accounting Policies, adjustments in the estimates of ultimate ceded premiums are reflected in current operations.

Losses and Loss Adjustment Expenses

Net Losses and Loss Adjustment Expenses

Calendar year losses may be divided into three components: (i) actuarial evaluation of incurred losses for the current accident year; (ii) actuarial re-evaluation of incurred losses for prior accident years; and (iii) actuarial re-evaluation of the reserve for the death, disability and retirement provision (DDR) in our claims-made policies.

Accident year refers to the accounting period in which the insured event becomes a liability of the insurer. For occurrence policies the insured event becomes a liability when the event takes place; for claims-made policies the insured event becomes a liability when the event is first reported to the insurer. We believe that measuring losses on an accident year basis is the most indicative measure of the underlying profitability of the premiums earned in that period since it associates policy premiums earned with our estimate of the losses incurred related to those policy premiums. Calendar year results include the operating results for the current accident year and, as discussed in critical accounting policies, any changes in estimates related to prior accident years.

The following table summarizes professional net losses and net loss ratios for the years ended December 31, 2003 and 2002. The net loss ratios shown are calculated by dividing the applicable net losses by calendar year net premiums earned.

	Year ended December 31	
	2003	2002
	In Thousands	
Net losses:		
Current accident year	$ **439,418**	$ 333,160
Change in prior accident year net losses	**(50)**	18,160
Change in DDR reserves	–	–
Calendar year net Losses	$ **439,368**	$ 351,320
Net loss ratio attributable to:		
Current accident year	**96.9%**	101.7%
Change in prior accident year losses	–	5.5%
Change in DDR	–	–
Calendar year net loss ratio	**96.9%**	107.2%

Current Accident Year Net Losses

Net losses increased by $106.3 million for the year ended December 31, 2003 as compared to the year ended December 31, 2002. There is little change in the number of insured risks during 2003 as compared to 2002; net losses increased during 2003 primarily because of higher loss costs. The current accident year net loss ratio for the year ended December 31, 2003 decreased to 96.9% as compared to 107.2% for the same period in 2002. The 2003 loss ratio is lower than the 2002 ratio because premium rates increased at a faster pace than did loss costs.

Change in Prior Accident Year Losses and Change in DDR Reserves

We decreased our estimate of professional liability prior year net losses by $50,000 in 2003 and increased our estimates by $18.2 million in 2002. These adjustments were in response to actuarial evaluations of loss reserves performed during the period. No significant change was made to our estimates of the reserves required for death, disability and retirement during 2003 or 2002.

Assumptions used in establishing our reserves are regularly reviewed and updated by management as new data becomes available. Any adjustments necessary are reflected in current operations. Due to the size of our reserves, even a small percentage adjustment to the assumptions can have a material effect on our results of operations for the period in which the change is made.

Losses and Loss Adjustment Expenses / Reinsurance Recoveries

Our actuarial analysis indicates that our claims severity has continued to increase as expected in our retained layers. However, we have not experienced the high level of losses in our reinsured layers that we originally anticipated and for which we established reserves. Accordingly we reduced our estimates of prior accident year gross loss and loss adjustment expenses by approximately $63.8 million during the year ended December 31, 2003. Since these losses were reinsured, we reduced expected reinsurance recoveries by approximately the same amount. The reduction of $74.2 million for prior accident years more than offset current accident year recoveries of $49.4 million, thus creating a non-traditional relationship between gross losses and recoveries for 2003. These changes in estimates had a nominal effect on 2003 net losses.

Net Investment Income and Net Realized Investment Gains (Losses)

Our professional liability segment investment income is primarily derived from the interest income earned by our fixed maturity securities but also includes interest income from short-term and cash equivalent investments, dividend income from equity securities, increases in the cash surrender value of business owned executive life insurance contracts, and rental income earned by our commercial real estate holdings. Investment fees and expenses and real estate expenses are deducted from investment income.

Investment income is a substantial revenue source for the professional liability segment because, on average, premiums are collected some years before the related losses are paid. However, prevailing market interest and equity yields have been at historically low levels in recent years. Our net investment income decreased by $3.7 million for the year ended December 31, 2003 as compared to the same period in 2002. The decrease occurred even though our average invested funds increased in 2003. The positive effect of additional invested funds was more than offset by the effect of lower average yields. The weighted average tax equivalent book yield (tax adjusted gross earnings divided by the average quarterly ending book value) of our professional liability segment fixed maturity investments is 4.7% for the year ended December 31, 2003 as compared to 6.1% for the same period in 2002. The average yield is reduced as compared to 2002 because market rates available for the investment of new and matured funds were lower in 2003. Also, in the fourth quarter of 2002 we sold a significant portion of our fixed maturity portfolio in order to realize capital gains and these proceeds were reinvested during 2003 at substantially lower rates.

Investment income declined from 20.4% of premium earned in 2002 to 13.9% in 2003. The decline in investment income somewhat offset the improvement in our combined ratio.

Net realized investment gains (losses) include gains and losses realized on sales of investment securities and realized losses for other than temporary impairments in the fair value of investment securities, as shown in the following table.

	Year ended December 31	
	2003	2002
	In Thousands	
Net gains (losses) from sales	**$ 5,857**	$ 15,205
Other than temporary impairment losses	**(322)**	(21,304)
Holding gains (losses) on trading portfolio	**323**	-
Net realized investment gains (losses)	**$ 5,858**	$ (6,099)

Underwriting, Acquisition and Insurance Expenses

Underwriting, acquisition and insurance expenses increased by approximately $10.0 million for the year ended December 31, 2003 as compared to the same period in 2002. These expenses are comprised of variable costs, such as commissions and premium taxes that are directly related to premiums earned, and fixed costs that have no direct relationship to premium volume, such as salaries, benefits, facility costs and guaranty fund assessments. The 2003 increase in expenses is primarily due to higher variable costs incurred as a result of premium growth. Guaranty fund assessments were lower by approximately $1.8 million during the year ended December 31, 2003 as compared to the same period in 2002. Also, late in the second quarter of 2003 we ceased to provide medical credentialing services. Expenses associated with this business activity were $1.4 million for the year ended December 31, 2003 as compared to $2.8 million for the year ended December 31, 2002.

The underwriting expense ratio is the total of underwriting, acquisition and insurance expenses divided by net premiums earned. This ratio is 14.7% for the year ended December 31, 2003 as compared to 17.3% for the same period in 2002. The ratio decreased because there was no significant change in our fixed costs, other than the previously discussed decrease in guaranty fund assessments, while premiums earned increased in 2003.

Guaranty fund assessments are amounts we are required to contribute to state insolvency or guaranty fund associations when so assessed by the state. Such assessments can and do vary from year to year.

PERSONAL LINES SEGMENT

Our personal lines segment is comprised of the operations of a single insurance company, MEEMIC Insurance Company. Selected financial data for our personal lines segment is summarized in the table below.

	Year ended December 31 2003	2002	Increase (Decrease)
	In Thousands		
Revenues:			
Gross premiums written	**$ 196,787**	$ 174,441	$ 22,346
Net premiums written	**$ 177,957**	$ 160,421	$ 17,536
Premiums earned	**$ 189,087**	$ 163,758	$ 25,329
Premiums ceded	**(18,819)**	(13,995)	(4,824)
Net premiums earned	**170,268**	149,763	20,505
Net investment income	**10,253**	10,071	182
Net realized investment gains (losses)	**134**	793	(659)
Other income	**2,055**	1,787	268
Total revenues	**182,710**	162,414	20,296
Expenses:			
Loss and loss adjustment expenses	**161,215**	108,810	52,405
Reinsurance recoveries	**(49,207)**	(12,101)	(37,106)
Net losses and loss adjustment expenses	**112,008**	96,709	15,299
Underwriting, acquisition and insurance expenses	**37,578**	34,640	2,938
Total expenses	**149,586**	131,349	18,237
Income before income taxes and minority interest	**$ 33,124**	$ 31,065	$ 2,059
Net Loss ratio *	**65.8%**	64.6%	1.2%
Underwriting expense ratio *	**22.1%**	23.1%	(1.0%)
Combined ratio	**87.9%**	87.7%	0.2%
Less: Investment income ratio *	**6.0%**	6.7%	(0.7%)
Operating ratio	**81.9%**	81.0%	0.9%

	December 31 2003	2002
Identifiable segment assets	**$ 431,264**	$ 372,086
Net reserves for losses	**$ 71,315**	$ 64,251

* Ratios shown are expressed as a percentage of net premiums earned.

Premiums

Premiums written

Gross premiums written for the year ended December 31, 2003, increased by $22.3 million as compared to the year ended December 31, 2002. Premiums by line of business for each period are as follows.

	Year ended December 31	
	2003	2002
	In Thousands	
Automobile	**$ 161,399**	$ 147,168
Homeowners	**34,571**	26,600
Boat, umbrella, and other	**817**	673
	$ 196,787	$ 174,441

Automobile premiums are higher during 2003 primarily due to increases in the number of autos insured and increases in the value of those autos. The number of insured vehicles increased from 181,280 at December 31, 2002 to 191,633 at December 31, 2003. Automobile premiums also grew due to a 2% rate increase that became effective on October 1, 2002 and a 0.6% increase that became effective on October 1, 2003.

Homeowners premiums are higher during 2003 primarily due to a 22% rate increase that became effective on July 1, 2002 and a 7.6% rate increase that became effective April 1, 2003. Homeowners premiums also grew due to increases in the number of homes insured and the value of those homes. The number of insured homes increased from 55,480 at December 31, 2002 to 61,864 at December 31, 2003.

Premiums earned

Premiums earned increased by $20.5 million for the year ended December 31, 2003 as compared to the same period in 2002. Premiums are earned pro rata over the entire policy period after the policy is written. The increase in 2003 earned premiums therefore reflects on a pro rata basis the changes in written premiums that occurred during both 2003 and 2002. Thus earned premiums have increased as discussed in the section on premiums written.

Premiums ceded

Premiums ceded represent the premiums we must ultimately pay to our reinsurers for their assumption of a portion of our losses. Premiums ceded increased for the year ended December 31, 2003 as compared to the same period in 2002. The increase is due to the increased volume of our business and increased rates charged by our reinsurers.

Losses and Loss Adjustment Expenses

The following table summarizes personal lines net losses and net loss ratios for the years ended December 31, 2003 and 2002 by separating losses between the current accident year and all prior accident years. The net loss ratios shown are calculated by dividing the applicable net losses by calendar year net premiums earned.

	Year ended December 31	
	2003	2002
	In Thousands	
Net losses:		
Current accident year	**$ 122,838**	$ 106,440
Change in prior accident years net losses	**(10,830)**	(9,731)
Calendar year net losses	**$ 112,008**	$ 96,709
Net loss ratio attributable to:		
Current accident year	**72.2%**	71.1%
Change in prior accident years losses	**(6.4%)**	(6.5%)
Calendar year net loss ratio	**65.8%**	64.6%

Current accident year net losses for the year ended December 31, 2003 are $122.8 million, an increase of $16.4 million as compared to the year ended December 31, 2002. The 2003 increase is due to a greater number of insureds in 2003, higher loss cost per claim, and an increase in reported claims. The current accident year net loss ratios for 2003 reflect rate increases for auto and homeowners, offset by increases in auto liability claims, homeowners property claims from an April 2003 isolated ice storm, increased frequency in fires, and claims from the August 2003 Midwestern power outage.

We reduced net losses by $10.8 million and $9.7 million, respectively, during the years ended December 31, 2003 and 2002, as a result of favorable developments in our estimates of prior years' auto liability reserves. We established initial reserves, particularly liability reserves, at levels that considered our estimates of rising costs and unpredictable litigation trends. More favorable results are recognized if and when they materialize.

Net Investment Income and Net Realized Investment Gains (Losses)

Our net investment income is comprised of the interest and dividend income from our fixed maturity, short-term, cash equivalents and equity investments, net of investment expenses. There is no significant change in our net investment income for year ended December 31, 2003 as compared to 2002, primarily because increases in the size of the portfolio were offset by declines in yields. Investment income declined from 6.7% of premiums earned in 2002 to 6.0% in 2003.

The weighted average tax equivalent book yield (tax adjusted gross earnings divided by the average quarterly ending book value) of the personal lines segment fixed maturity investments is 5.7% for the year ended December 31, 2003 as compared to 6.2%, for the year ended December 31, 2002. The average yield is reduced as compared to 2002 because market rates available for the investment of new and matured funds were lower in 2003.

Net realized investment gains and losses for the years ended December 31, 2003 and 2002 did not include any realized losses for other than temporary impairments.

Underwriting, Acquisition and Insurance Expenses

Underwriting, acquisition and insurance expenses consist of normal, recurring expenses such as commissions, salaries and other expenses. These expenses increased by approximately $2.9 million for the year ended December 31, 2003 as compared to the year ended December 31, 2002, primarily due to higher underwriting and acquisition costs from premium growth. The underwriting expense ratio is the total of underwriting, acquisition and insurance expenses divided by net premiums earned. This ratio is 22.1% and 23.1% for the years ended December 31, 2003 and 2002, respectively, and is lower for the year ended December 31, 2003 due to operating efficiencies and a decrease in mandatory statutory assessments.

Guaranty fund assessments total $221,000 in 2003 and $331,000 in 2002.

Corporate

We do not allocate certain revenues and expenses (investment income earned directly by the parent holding company, interest expense and other debt costs related to long-term debt held by the parent holding company) to our operating segment. Unallocated amounts are summarized below.

	Year Ended December 31		Increase
	2003	2002	(Decrease)
	In Thousands		
Revenues:			
Investment income	**267**	56	211
Expenses:			
Debt retirement loss	**305**	–	305
Interest expense	**3,409**	2,875	534
Unallocated expense in excess of unallocated revenues	**3,447**	2,819	628

Interest expense increased to $3.4 million for the year ended December 31, 2003 as compared to $2.9 million for the same period in 2002. The increase results from higher costs during the third and fourth quarters of 2003 as compared to 2002 because the debentures issued in July 2003 carried a higher rate than did the bank term loan and because the total outstanding amount of debt increased. Management elected to replace the term loan with the debentures because the debentures provided a longer-term source of capital at a fixed interest rate. Interest expense was lower in the first six months of 2003 as compared to 2002 because both the average outstanding balance on the term loan and the variable interest rate on the term loan were lower in 2003.

Results of Operations – Year ended December 31, 2002 Compared to Year Ended December 31, 2001

Our consolidated income before cumulative effect of accounting change is $10.5 million, or $0.40 per share, for the year ended December 31, 2002. The year ended December 31, 2002 includes Professionals Group activity for the entire period, while the year ended December 31, 2001 includes Professionals Group activity only since June 27, 2001. Thus, when the two periods are compared, significant variances are created because 2001 operating results do not include Professionals Group operating results for the first six months of 2001. Selected financial data for each period is summarized in the table below.

	Year Ended December 31 2002	2001	Increase (Decrease)
	in Thousands		
Revenues:			
Gross premiums written	$ 636,156	$ 388,983	$ 247,173
Net premiums written	$ 537,123	$ 310,291	$ 226,832
Premiums earned	$ 576,414	$ 381,510	$ 194,904
Premiums ceded	(99,006)	(68,165)	(30,841)
Net premiums earned	477,408	313,345	164,063
Net investment income	76,918	59,782	17,136
Net realized investment gains (losses)	(5,306)	5,441	(10,747)
Other income	6,747	3,987	2,760
Total revenues	555,767	382,555	173,212
Expenses:			
Losses and loss adjustment expenses	569,099	344,202	224,897
Reinsurance recoveries	(121,070)	(45,644)	(75,426)
Net losses and loss adjustment expenses	448,029	298,558	149,471
Underwriting, acquisition and insurance expenses	91,253	70,437	20,816
Interest expense	2,875	2,591	284
Total expenses	542,157	371,586	170,571
Income before income taxes	13,610	10,969	2,641
Provision for income taxes (benefit)	(188)	(2,847)	2,659
Income before minority interest and cumulative effect of accounting change	13,798	13,816	(18)
Less: Minority interest	3,285	1,366	1,919
Income (loss) before cumulative effect of accounting change	10,513	12,450	(1,937)
Cumulative effect of accounting change, net of tax	1,694	–	1,694
Net Income (loss)	$ 12,207	$ 12,450	$ (243)
Net loss ratio *	93.8%	95.3%	(1.5%)
Underwriting expense ratio *	19.1%	22.5%	(3.4%)
Combined ratio	112.9%	117.8%	(4.9%)
Less: Investment income ratio *	16.1%	19.1%	(3.0%)
Operating ratio	96.8%	98.7%	(1.9%)

	December 31 2002	2001
Total assets	$ 2,586,650	$ 2,238,325
Net reserves for losses	$ 1,160,456	$ 1,068,285

* Ratios shown are expressed as a percentage of net premiums earned.

We discuss the operating results of each of our reportable industry segments separately in the following sections. Revenues and expenses are allocated to the operating segments with the exception of corporate income, which consists of investment income earned directly by the parent holding company and interest expense related to long-term debt held by the parent.

We recognized tax benefits of $188,000 and $2.9 million for the years ended December 31, 2002 and 2001, respectively. Our effective rate for both years is significantly lower than the expected 35% statutory rate because approximately 25% in 2002 and 37% in 2001 of our investment income was earned from tax-exempt sources. After adjustment for tax-exempt income, we experienced a taxable loss for the years ended December 31, 2002 and 2001.

Minority interest in both 2002 and 2001 relates entirely to the minority interest in the income of MEEMIC Holdings.

PROFESSIONAL LIABILITY SEGMENT

Operating results for our professional liability segment for the years ended December 31, 2002 and 2001 are summarized in the table below.

	Year Ended December 31 2002	2001	Increase (Decrease)
	in Thousands		
Revenues:			
Gross premiums written	$ 461,715	$ 315,698	$ 146,017
Net premiums written	$ 376,702	$ 238,867	$ 137,835
Premiums earned	$ 412,656	$ 310,222	$ 102,434
Premiums ceded	(85,011)	(66,307)	(18,704)
Net premiums earned	327,645	243,915	83,730
Net investment income	66,790	54,339	12,451
Net realized investment gains (losses)	(6,099)	5,441	(11,540)
Other income	4,960	3,130	1,830
Total revenues	393,296	306,825	86,471
Expenses:			
Losses and loss adjustment expenses	460,289	279,246	181,043
Reinsurance recoveries	(108,969)	(28,989)	(79,980)
Net losses and loss adjustment expenses	351,320	250,257	101,063
Underwriting, acquisition and insurance expenses	56,613	55,021	1,592
Total expenses	407,933	305,278	102,655
Income (loss) before income taxes	$ (14,637)	$ 1,547	$ (16,184)
Net loss ratio *	107.2%	102.6%	4.6%
Underwriting expense ratio *	17.3%	22.6%	(5.3%)
Combined ratio	124.5%	125.2%	(0.7%)
Less: Investment income ratio *	20.4%	22.3%	(1.9%)
Operating ratio	104.1%	102.9%	1.2%

	December 31 2002	2001
Identifiable segment assets	$ 2,184,676	$ 1,913,559
Net reserves for losses	$ 1,096,205	$ 1,004,462

* Ratios shown are expressed as a percentage of net premiums earned.

Premiums

Premiums written

Our professional liability segment principally provides liability insurance for providers of medical and other healthcare services, and to a limited extent providers of legal services (Professional Coverages). The professional liability segment also includes accident and health and workers' compensation insurance (Other Coverages).

Premiums written for the professional liability segment for the year ended December 31, 2002 were $461.7 million, which is an increase of $146.0 million as compared to the same period of 2001. This increase is comprised of a $184.7 million increase related to Professional Coverages offset by a $38.7 million decrease related to Other Coverages.

Professional Coverages premiums written increased to $457.2 million for the year ended December 31, 2002. The increase is primarily due to the consolidation with Professionals Group but also reflects the beneficial effect of rate increases implemented during 2002 and 2001. We have implemented rate increases based on loss trends and have experienced some loss of insureds due to the higher rates. In 2002, our premium renewals and new business at the higher rates have more than offset the effect of non-renewals. We estimate that, on average, 2002 renewals were at rates that were approximately 28% higher than 2001 rates.

Gross written premiums for Other Coverages were approximately $4.5 million for the year ended December 31, 2002 as compared to $43.2 million for the same period in 2001. Our Other Coverages premiums were primarily written in conjunction with and through third parties as a means of utilizing our capital. During the latter half of 2000 we decided to significantly decrease our commitment to these programs and have since allowed existing contractual relationships to expire. The decline in Other Coverages premiums is the expected result of this decision.

Premiums earned

Premiums earned for the year ended December 31, 2002 increased by $102.4 million as compared to the year ended December 31, 2001. As with written premiums, this increase is comprised of an increase related to Professional Coverages offset by a decrease related to Other Coverages.

Our Professional Coverages premiums earned for the year ended December 31, 2002 increased by $139.4 million to $404.0 million. The increase is primarily due to the additional premiums earned as a result of the consolidation but, as with written premiums, also reflects the beneficial impact of rate increases. Rate increases implemented after January 1, 2002 are not fully reflected in premiums earned since premiums are earned over the entire policy period (usually one year) after the policy is written.

Other Coverages premiums earned for the year ended December 31, 2002 were $8.7 million, a decrease of $37.0 million as compared to the year ended December 31, 2001, reflecting our decreased commitments to the programs that generated these premiums, as previously discussed.

Premiums ceded

Premiums ceded for the year ended December 31, 2002 increased by $18.7 million as compared to the year ended December 31, 2001. The increase is comprised of a $23.4 million increase related to Professional Coverages offset by a $4.7 million decrease related to Other Coverages.

Professional Coverages premiums ceded were $78.4 million for the year ended December 31, 2002. The primary reasons for the increase are the growth in premiums earned that resulted from the consolidation with Professionals Group and rate increases.

Other Coverages premiums ceded were $6.6 million for the year ended December 31, 2002, reflecting the decline in related earned premiums, as previously discussed.

Losses and Loss Adjustment Expenses (Losses)

The following table summarizes net losses and net loss ratios for 2002 and 2001 by type of coverage and by separating losses between the current accident year and all prior years . The net loss ratios shown are calculated by dividing the applicable net losses by net premiums earned.

	Year ended December 31	
	2002	2001
	In Thousands	
Current accident year net losses:		
Professional Coverages	$ 331,494	$ 231,489
Other Coverages	1,666	23,597
Change in prior accident year net losses *	18,160	13,818
Change in DDR reserves	–	(18,647)
Calendar year net losses	$ 351,320	$ 250,257
Current accident year net loss ratio:		
Professional Coverages	101.8%	108.8%
Other Coverages	77.9%	75.9%
Net loss ratio attributable to:		
Current accident year net losses	101.7%	104.6%
Prior accident year net losses	5.5	5.7%
Change in death, disability and retirement reserves	–	(7.7%)
	107.2%	102.6%

* All losses incurred in 2001 related to the book of business acquired from Professionals Group are considered to be current accident year losses because there was no liability for these losses prior to the consolidation transaction.

Professional Coverages

Current accident year net losses related to Professional Coverages for the year ended December 31, 2002 increased by $100.0 million as compared to the year ended December 31, 2001. Our consolidation with Professionals Group and the resulting increase in premiums is the primary reason for the increase. The current accident year net loss ratio for Professional Coverages for the year ended December 31, 2002 as compared to the same period in 2001 has decreased from 108.8% to 101.8 %. The improvement in the loss ratio primarily reflects the effects of a more adequate premium structure as a result of rate increases implemented during 2002 and 2001.

Other Coverages

Current accident year net losses related to Other Coverages decreased by $21.9 million for the year ended December 31, 2002 as compared to the same periods of 2001. The decrease resulted from the termination of the programs that generated these losses, as previously discussed with respect to Other Coverages premiums.

Change in Prior Accident Year Losses / Change in Death, Disability and Retirement Reserves

We increased our current year net losses by $18.2 million during 2002. In 2001, we increased our estimates of prior year losses by $13.8 million. In both periods, our estimates of losses related to prior year were adjusted based upon actuarial evaluations performed during the period.

In 2001, we decreased our estimate of the reserves required for death, disability and retirement by $18.6 million. The decrease was primarily related to the ProNational book of business and was principally the result of an increase in the premium rate loads and a decrease in the number of insureds.

The assumptions used in establishing our reserves are regularly reviewed and updated by management as new data becomes available. Any adjustments necessary are reflected in then current operations. Due to the size of our reserves, even a small percentage adjustment to the assumptions can have a material effect on our results of operations for the period in which the change is made.

Net Investment Income and Net Realized Investment Gains (Losses)

Our professional liability segment investment income is primarily derived from the interest income earned by our fixed maturity securities but also includes interest income from short-term and cash equivalent investments, dividend income from equity securities, and rental income earned by our commercial real estate holdings. Investment fees and expenses and real estate expenses are deducted from investment income. Our net investment income for the year ended December 31, 2002 increased by $12.5 million as compared to the same period in 2001. The primary reason for the increase is the additional investment income earned as a result of the consolidation with Professionals Group.

During 2002, we experienced a decline in overall investment yields as a result of lower market interest rates, both short and long-term. Our investment opportunities for new and matured funds have been at rates that are less favorable than the rates available in recent years. Our average investment in lower yielding short-term and overnight cash investments increased during 2002 due to a lack of more desirable long-term investment opportunities.

Interest income from fixed maturity investments comprised 93% of our total investment income in 2002 and 88% of our total investment income in 2001. The weighted average tax equivalent book yield (tax adjusted gross earnings divided by the average quarterly ending book value) of our professional liability segment fixed maturity investments was 6.1% for 2002 as compared to 6.6% for the year ended December 31, 2001.

Net realized investment gains (losses) includes gains and losses realized on sales of investment securities and realized losses for other than temporary impairments in the fair value of investment securities, as shown in the following table.

	2002	2001
Net gains from sales	$ 15,205	$ 5,850
Other than temporary impairment losses	(21,304)	(409)
Net realized investment gains (losses)	$ (6,099)	$ 5,441

Approximately $18.2 million of the impairments recognized during 2002 were related to our equity securities; approximately $3.1 million of the impairments were related to fixed maturity securities.

Approximately $14.7 million of our net gains from sales were from sales of fixed maturity securities. We purchase fixed maturity securities with the initial intent to hold such securities until their maturity, however, we may dispose of securities prior to their respective maturities if we believe such disposals are consistent with our overall investment objectives, including maximizing total yields over time, maximizing after-tax profits and disposing of securities that no longer meet our risk management criteria. Throughout 2002, but particularly in the latter half of 2002, bond prices increased substantially, both in response to historically low market interest rates and in response to uncertainty in the equity market. In response to these market conditions we undertook a significant restructuring of our fixed maturity portfolio during the fourth quarter. Most of the gains recognized for 2002 resulted from these restructuring activities.

Underwriting, Acquisition and Insurance Expenses

Underwriting, acquisition and insurance expenses increased by $1.6 million for the year ended December 31, 2002 as compared to the same period in 2001. Expenses related to Professional Coverages premiums earned increased by $15.9 million; however, this increase was largely offset by a $14.3 million decrease in expenses related to Other Coverages premiums earned. The increase in Professional Coverages expenses primarily reflects the additional six months of Professionals Group activity that is included in 2002. The decrease in Other Coverages expenses is due to the termination of these programs as previously discussed.

The underwriting expense ratio (underwriting, acquisition and insurance expenses divided by net premiums earned) decreased as compared to 2001. The ratio for the year ended December 31, 2002 is 17.3% as compared to 22.6% for the same period in 2001. Lower acquisition costs related to the decline in Other Coverages premiums reduced the ratio by 3.5%. The remaining 1.8% decrease in the ratio is primarily due to operating efficiencies realized in 2002 and the effect of rate increases.

Guaranty fund assessments for the years ended December 31, 2002 and 2001 were approximately $1.9 million and $1.3 million, respectively.

PERSONAL LINES SEGMENT

Our personal lines segment is comprised of the operations of a single insurance company, MEEMIC Insurance Company, acquired as a part of the consolidation with Professionals Group. The year ended December 31, 2002 includes twelve months of MEEMIC operations while the year ended December 31, 2001 includes only six months of MEEMIC operations. Selected financial data for our personal lines segment is summarized in the table below.

	Year ended December 31 2002	2001	Increase (Decrease)
	In Thousands		
Revenues:			
Gross premiums written	$ 174,441	$ 73,285	$ 101,156
Net premiums written	$ 160,421	$ 71,424	$ 88,997
Premiums earned	$ 163,758	$ 71,288	$ 92,470
Premiums ceded	(13,995)	(1,858)	(12,137)
Net premiums earned	149,763	69,430	80,333
Net investment income	10,071	5,003	5,068
Net realized investment gains (losses)	793	–	793
Other income	1,787	857	930
Total revenues	162,414	75,290	87,124
Expenses:			
Loss and loss adjustment expenses	108,810	64,956	43,854
Reinsurance recoveries	(12,101)	(16,655)	4,554
Net losses and loss adjustment expenses	96,709	48,301	48,408
Underwriting, acquisition and insurance expenses	34,640	15,416	19,224
Total expenses	131,349	63,717	67,632
Income (loss) before income taxes and minority interest	$ 31,065	$ 11,573	$ 19,492
Net loss ratio *	64.6%	69.6%	(5.0%)
Underwriting expense ratio *	23.1%	22.2%	0.9%
Combined ratio	87.7%	91.8%	(4.1%)
Less: Investment income ratio *	6.7%	7.2%	(.5%)
Operating ratio	81.0%	84.6%	(3.6%)

	December 31 2002	2001
Identifiable segment assets	$ 372,086	$ 324,719
Net reserves for losses	$ 64,251	$ 63,823

* Ratios shown are expressed as a percentage of net premiums earned.

Premiums

Premiums written

Gross written premiums increased by $101.2 million to $174.4 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001. For all lines, the principal reason for the increase is the inclusion of an additional six months of MEEMIC activity in 2002. Premiums by line of business for each year are as follows.

	Year ended December 31 2002	2001
	In Thousands	
Automobile	$ 147,168	$ 62,422
Homeowners	26,600	10,637
Boat, umbrella and other	673	226
	$ 174,441	$ 73,285

Automobile premiums also increased due to growth in the number of policyholders, an increase in the value of autos insured and an increase in the MCCA mandatory statutory assessments that are passed through to automobile policyholders. During 2002 the number of vehicles insured grew by approximately 4.5%.

Homeowner premiums also increased due to average rate increases of approximately 20%, an increase in the value of homes insured and growth in the number of policyholders. During 2002 the number of homes insured grew by approximately 14.5%.

Premiums earned

Premiums earned for the year ended December 31, 2002 increased by $92.5 million as compared to the year ended December 31, 2001. As with written premiums, this increase is primarily due to the inclusion of an additional six months of MEEMIC activity in 2002 but also increased due to the effects of rate increases and growth in the number of insureds.

Premiums ceded

Premiums ceded are the portion of our earned premiums due to reinsurers in return for the transfer of a portion of our risk to them. Premiums ceded for the year ended December 31, 2002 increased by $12.1 million as compared to the year ended December 31, 2001. Approximately $11.2 million of this increase is attributable to an increase in the premiums due to a single reinsurer, the MCCA. The remainder of the increase is primarily attributable to the additional six months of MEEMIC activity in 2002.

Losses and Loss Adjustment Expenses

The following table summarizes personal lines net losses and net loss ratios for 2002 and 2001 by separating losses between the current accident year and all prior accident years.The net loss ratios shown are calculated by dividing the applicable net losses by current calendar year net premiums earned.

	Year ended December 31 2002	2001
	In Thousands	
Net losses:		
Current accident year	$ 106,440	$ 48,301
Change in prior accident year net losses *	(9,731)	–
Calendar year net losses	$ 96,709	$ 48,301
Net loss ratio attributable to:		
Current accident year net losses	71.1%	69.6%
Prior accident year net losses	(6.5%)	–
Calendar year net loss ratio	64.6%	69.6%

* All losses incurred in 2001 are considered to be current accident year losses because there was no liability for personal lines losses prior to the consolidation transaction.

Calendar year net losses increased from $48.3 million for the year ended December 31, 2001 to $96.7 million for the year ended December 31, 2002, an increase of $48.4 million. The principal reason for the increase is the inclusion of an additional six months of MEEMIC activity in 2002. The 2002 current accident year net loss ratio (current accident year net Loss and LAE divided by net earned premiums) is 71.1% and reflects our estimates regarding the frequency and severity of auto liability claims and the positive effect of mild weather conditions during 2002.

We reduced losses by $9.7 million during the year ended December 31, 2002 as a result of favorable developments in our estimates of prior years' auto liability reserves. We established initial reserves, particularly liability reserves, at levels that give consideration to rising costs and unpredictable litigation trends. More favorable results are recognized if and when they materialize.

Net Investment Income and Net Realized Investment Gains (Losses)

Our net investment income is comprised of the interest and dividend income from our fixed maturity, short-term, cash equivalent and equity investments, net of investment expenses. Net investment income increased by approximately $5.1 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001, primarily because 2001 includes only six months of personal lines activity.

Interest income from fixed maturity investments represents more than 86% of our net investment income. The tax equivalent book yield (tax adjusted gross earnings divided by the average quarterly ending book value) of the personal lines segment fixed maturity investments for the year ended December 31, 2002 is 6.1% as compared to 6.2% for the year ended December 31, 2001. The average yield is reduced because market rates available for the investment of new and matured funds were lower in 2002.

Net realized investment gains and losses for the year ended December 31, 2002 of $793,000 did not include any realized losses for other than temporary impairments.

Underwriting, Acquisition and Insurance Expenses

Underwriting, acquisition and insurance expenses consist of normal, recurring expenses such as commissions, salaries and other expenses. Underwriting, acquisition and insurance expenses for the year ended December 31, 2002 were $34.6 million as compared to $15.4 million for the year ended December 31, 2001. The increase is primarily due to the additional six months of MEEMIC activity in 2002 but also is due to higher underwriting and acquisition costs resulting from premium growth. The underwriting expense ratio (underwriting, acquisition and insurance expenses divided by net premiums earned) for the year ended December 31, 2002 was 23.1% as compared to 22.2% for the year ended December 31, 2001. The increase in the ratio is primarily due to an increase in our statutory and guaranty fund assessments in 2002.

Guaranty fund assessments total $331,000 in 2002; there were no guaranty fund assessments in 2001.

CORPORATE

We do not allocate certain revenues and expenses (investment income earned directly by the parent holding company, interest expense and other debt costs related to long-term debt held by the parent holding company) to our operating segments. Unallocated amounts are summarized below.

	Year Ended December 31 2002	2001	Increase (Decrease)
	In Thousands		
Revenues:			
Investment income	57	440	(383)
Expenses:			
Interest expense	2,875	2,591	284
Unallocated expense in excess of unallocated revenues	2,818	2,151	667

Interest expense of $2.9 million in 2002 and $2.6 million in 2001 relates entirely to the bank loan that provided financing for the consolidation with Professionals Group. The debt bears interest at a variable rate based on the London Interbank Offered Rate (LIBOR), or at our election, the bank's base rate. The interest rate is 2.9% on December 31, 2002. We initially borrowed $110 million on June 27, 2001 to finance the consolidation. We repaid $22.5 million on the loan in September 2001 because the cash requirements of the consolidation were lower than we originally anticipated.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We believe that we are principally exposed to three types of market risk related to our investment operations. These risks are interest rate risk, credit risk and equity price risk.

The term market risk refers to the risk of loss arising from adverse changes in market rates and prices, such as interest rates, equity prices and foreign currency exchange rates.

As of December 31, 2003, our fair value investment in fixed maturity securities was $1,791 million. These securities are subject primarily to interest rate risk and credit risk. We have not and currently do not intend to enter into derivative transactions.

Interest Rate Risk

Our fixed maturities portfolio is exposed to interest rate risk. Fluctuations in interest rates have a direct impact on the market valuation of these securities. As interest rates rise, market values of fixed income portfolios fall and vice versa. We believe we are in a position to keep our fixed income investments until maturity as we do not invest in fixed maturity securities for trading purposes.

	2003			2002	
Interest Rates	Portfolio Value $ Millions	Change in Value $ Millions	Modified Duration Years	Portfolio Value $ Millions	Modified Duration Years
200 basis point rise	$ 1,664	$ (127)	3.73	$ 1,227	4.31
100 basis point rise	$ 1,727	$ (64)	3.63	$ 1,281	4.00
Current rate *	$ 1,791	$ –	3.54	$ 1,329	3.72
100 basis point decline	$ 1,854	$ 63	3.45	$ 1,379	3.67
200 basis point decline	$ 1,919	$ 128	3.52	$ 1,430	3.91

*Current rates are as of December 31, 2003 and 2002

At December 31, 2003, the fair value of our investment in preferred stocks was $26.3 million, including net unrealized gains of $1.4 million. Preferred stocks are primarily subject to interest rate risk because they bear a fixed rate of return. The investments in the above table do not include preferred stocks.

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the existing level and composition of fixed income security assets, and should not be relied on as indicative of future results.

Certain shortcomings are inherent in the method of analysis presented in the computation of the fair value of fixed rate instruments. Actual values may differ from those projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities, including non-parallel shifts in the term structure of interest rates and changing individual issuer credit spreads.

ProAssurance's cash and short-term investment portfolio at December 31, 2003 was on a cost basis which approximates its fair value. This portfolio lacks significant interest rate sensitivity due to its short duration.

Credit Risk

We have exposure to credit risk primarily as a holder of fixed income securities. We control this exposure by emphasizing investment grade credit quality in the fixed income securities we purchase.

As of December 31, 2003, 99.8% of our fixed income portfolio consisted of securities rated investment grade. We believe that this concentration in investment grade securities reduces our exposure to credit risk on these fixed income investments to an acceptable level. However, in the current environment even investment grade securities can rapidly deteriorate and result in significant losses.

Equity Price Risk

At December 31, 2003 the fair value of our investment in common stocks was $21.7 million, which included net unrealized gains of $2.9 million and net holding gains of approximately $300,000. These securities are subject to equity price risk, which is defined as the potential for loss in market value due to a decline in equity prices. A hypothetical 10% increase in the market prices as of December 31, 2003 would increase the fair value of these securities to $23.9 million; a hypothetical 10% decrease in the price of each of these marketable securities would reduce the fair value to $19.5 million. The selected hypothetical change does not reflect what could be considered the best or worst scenarios.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The Consolidated Financial Statements and Financial Statement Schedules of ProAssurance Corporation and subsidiaries listed in Item 15(a) have been included herein beginning on page 63. The Supplementary Financial Information required by Item 302 of Regulation S-K is included in Note 18 of the Notes to Consolidated Financial Statements of ProAssurance and its subsidiaries.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not Applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of our disclosure controls and procedures within ninety (90) days of the filing of this Annual Report on Form 10-K. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures are effective. There were no significant changes in the internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Disclosure controls and procedures are the Company's controls and other procedures that are designed to ensure that information, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act, is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item regarding executive officers is included in Part I of the Form 10K (Pages 19, 20 and 21) in accordance with Instruction 3 of the Instructions to Paragraph (b) of Item 401 of Regulation S-K.

The information required by this Item regarding directors is incorporated by reference pursuant to General Instruction G (3) of Form 10K from ProAssurance's definitive proxy statement for the 2004 Annual Meeting of its Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A on or before April 29, 2004.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference pursuant to General Instruction G (3) of Form 10K from ProAssurance's definitive proxy statement for the 2004 Annual Meeting of its Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A on or before April 29, 2004.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The information required by this Item is incorporated by reference pursuant to General Instruction G (3) of Form 10K from ProAssurance's definitive proxy statement for the 2004 Annual Meeting of its Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A on or before April 29, 2004.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required by this Item is incorporated by reference pursuant to General Instruction G (3) of Form 10K from ProAssurance's definitive proxy statement for the 2004 Annual Meeting of its Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A on or before April 29, 2004.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference pursuant to General Instruction G (3) of Form 10K from ProAssurance's definitive proxy statement for the 2004 Annual Meeting of its Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A on or before April 29, 2004.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a) Financial Statements. The following consolidated financial statements of ProAssurance Corporation and subsidiaries are included herein in accordance with Item 8 of Part II of this report.

Report of Independent Auditors

Consolidated Balance Sheets – December 31, 2003 and 2002

Consolidated Statements of Changes in Capital – years ended December 31, 2003, 2002 and 2001

Consolidated Statements of Income – years ended December 31, 2003, 2002 and 2001

Consolidated Statements of Cash Flows – years ended December 31, 2003, 2002 and 2001

Notes to Consolidated Financial Statements

Financial Statement Schedules. The following consolidated financial statement schedules of ProAssurance Corporation and subsidiaries are included herein in accordance with Item 14(d):

Schedule I – Summary of Investments – Other than Investments in Related Parties

Schedule II – Condensed Financial Information of ProAssurance Corporation (Registrant Only)

Schedule III – Supplementary Insurance Information

Schedule IV – Reinsurance

Schedule VI – Supplementary Property and Casualty Insurance Information

All other schedules to the consolidated financial statements required by Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted.

(b) Reports on Form 8-K.

ProAssurance filed a Current Report on Form 8-K on November 12, 2003 that furnished information publicly released on that same day announcing its financial results for its quarter ended September 30, 2003.

ProAssurance filed a Current Report on Form 8-K on December 19, 2003 that furnished the information publicly released on that same day regarding its decision to terminate an inter-company reinsurance agreement between two of the Company's subsidiaries, The Medical Assurance, Inc., and Medical Assurance of West Virginia. The release also reports on Standard & Poor's decision to downgrade the rating of Medical Assurance of West Virginia.

(c) The exhibits required to be filed by Item 15(c) are listed herein in the Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 13 of 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this the 10th day of March 2004.

PROASSURANCE CORPORATION

By: /s/ A. Derrill Crowe, M.D.
A. Derrill Crowe, M.D.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/A. Derrill Crowe, M.D. A. Derrill Crowe, M.D.	Chief Executive Officer (principal executive officer) and Director	March 10, 2004
/s/Howard H. Friedman Howard H. Friedman	Chief Financial Officer (principal financial officer)	March 10, 2004
/s/Victor T. Adamo, Esq. Victor T. Adamo, Esq.	Director	March 10, 2004
/s/Paul R. Butrus Paul R. Butrus	Director	March 10, 2004
/s/Lucian F. Bloodworth Lucian F. Bloodworth	Director	March 10, 2004
/s/Robert E. Flowers, M.D. Robert E. Flowers, M.D.	Director	March 10, 2004
/s/John J. McMahon, Jr., Esq. John J. McMahon, Jr., Esq.	Director	March 10, 2004
/s/John P. North, Jr. John P. North, Jr.	Director	March 10, 2004
/s/Ann F. Putallaz, Ph.D. Ann F. Putallaz, Ph.D.	Director	March 10, 2004
/s/William H. Woodhams William H. Woodhams	Director	March 10, 2004
/s/Wilfred W. Yeargan, Jr. Wilfred W. Yeargan, Jr.	Director	March 10, 2004

ProAssurance Corporation and Subsidiaries
Consolidated Financial Statements
Years ended December 31, 2003, 2002 and 2001

Table of Contents

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Report of Independent Auditors

The Board of Directors
ProAssurance Corporation

We have audited the accompanying consolidated balance sheets of ProAssurance Corporation and subsidiaries (ProAssurance) as of December 31, 2003 and 2002, and the related consolidated statements of changes in capital, income and cash flow for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedules listed in the Index at Item 14(a). These financial statements and schedules are the responsibility of ProAssurance's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ProAssurance Corporation and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flow for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 14 to the consolidated financial statements, in 2002 ProAssurance changed its method of accounting for goodwill and intangible assets.

Ernst & Young LLP

February 20, 2004
Birmingham, Alabama

ProAssurance Corporation and Subsidiaries
Consolidated Balance Sheets
(in thousands, except share data)

	December 31 2003	December 31 2002
Assets		
Investments:		
Fixed maturities available for sale, at fair value	$ 1,790,778	$1,328,897
Equity securities available for sale, at fair value	42,136	60,552
Equity securities, trading portfolio, at fair value	5,863	–
Real estate, net	17,262	17,549
Short-term investments	109,680	252,854
Other	38,247	19,645
Business owned life insurance	51,706	–
Total investments	2,055,672	1,679,497
Cash and cash equivalents	47,132	143,306
Premiums receivable	132,255	111,028
Receivable from reinsurers on unpaid losses and loss adjustment expenses	444,811	462,012
Prepaid reinsurance premiums	17,651	21,294
Deferred taxes	73,118	73,091
Other assets	108,713	96,422
	$ 2,879,352	$2,586,650

See accompanying notes.

ProAssurance Corporation and Subsidiaries
Consolidated Balance Sheets
(in thousands, except share data)

	December 31 2003	December 31 2002
Liabilities and Stockholders' Equity		
Liabilities:		
Policy liabilities and accruals:		
Reserve for losses and loss adjustment expenses	**$1,814,584**	$1,622,468
Unearned premiums	**290,134**	248,371
Reinsurance premiums payable	**68,510**	62,549
Total policy liabilities	**2,173,228**	1,933,388
Other liabilities	**55,030**	49,198
Long-term debt	**104,789**	72,500
Total liabilities	**2,333,047**	2,055,086
Minority interest	**–**	26,370
Commitments and contingencies	**–**	–
Stockholders' Equity:		
Common stock, par value $0.01 per share 100,000,000 shares authorized; 29,226,774 and 28,998,917 shares issued, in 2003 and 2002, respectively	**292**	290
Additional paid-in capital	**312,030**	308,501
Accumulated other comprehensive income, net of deferred tax expense of $18,537 and $19,612, respectively	**34,422**	35,545
Retained earnings	**199,617**	160,914
	546,361	505,250
Less treasury stock, at cost, 121,765 shares	**(56)**	(56)
Total stockholders' equity	**546,305**	505,194
	$2,879,352	$2,586,650

See accompanying notes.

ProAssurance Corporation and Subsidiaries
Consolidated Statements of Changes in Capital
(in thousands)

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total
Balance at January 1, 2001	$ 25,107	$ 231,988	$ (854)	$ 136,257	$ (47,331)	$ 345,167
Common stock issued for compensation	1	184	–	–	–	185
Purchase of treasury stock	–	–	–	–	(1,337)	(1,337)
Retirement of treasury stock	(2,405)	(46,207)	–	–	48,612	–
Conversion of par value to $0.01	(22,476)	22,476	–	–	–	–
Equity issued in consolidation:						
Common stock issued to Professionals Group shareholders	32	49,378	–	–	–	49,410
Fair value of options assumed	–	2,952	–	–	–	2,952
Stock options exercised	–	17	–	–	–	17
Comprehensive income:						
Change in fair value of securities available for sale, net of deferred taxes, reclassification adjustments and minority interest	–	–	4,387	–	–	–
Net income	–	–	–	12,450	–	–
Total comprehensive income						16,837
Balance at December 31, 2001	259	260,788	3,533	148,707	(56)	413,231
Common stock issued for compensation	–	980	–	–	–	980
Stock options exercised	–	265	–	–	–	265
Offering of common stock	31	46,468	–	–	–	46,499
Comprehensive income:						
Change in fair value of securities available for sale, net of deferred taxes, *reclassification adjustments and minority interest*	–	–	32,012	–	–	–
Net Income	–	–	–	12,207	–	–
Total comprehensive income						44,219
Balance at December 31, 2002	$ 290	$ 308,501	$ 35,545	$ 160,914	$ (56)	$ 505,194
Common stock issued for compensation	–	**1,061**	–	–	–	**1,061**
Stock options exercised	**2**	**2,468**	–	–	–	**2,470**
Change in minority interest	–	–	**886**	–	–	**886**
Comprehensive income:						
Change in fair value of securities available for sale, net of deferred taxes, and reclassification adjustments	–	–	**(2,009)**	–	–	–
Net Income	–	–	–	**38,703**	–	–
Total comprehensive income						**36,694**
Balance at December 31, 2003	**$ 292**	**$ 312,030**	**$ 34,422**	**$ 199,617**	**$ (56)**	**$ 546,305**

See accompanying notes.

ProAssurance Corporation and Subsidiaries
Consolidated Statements of Income
(in thousands, except per share data)

	Year ended December 31 2003	2002	2001
Revenues:			
Gross premiums written	$ 740,110	$ 636,156	$ 388,983
Net premiums written	$ 668,909	$ 537,123	$ 310,291
Premiums earned	$ 698,347	$ 576,414	$ 381,510
Premiums ceded	(74,833)	(99,006)	(68,165)
Net premiums earned	623,514	477,408	313,345
Net investment income	73,619	76,918	59,782
Net realized investment gains (losses)	5,992	(5,306)	5,441
Other income	6,515	6,747	3,987
Total revenues	709,640	555,767	382,555
Expenses:			
Losses and loss adjustment expenses	576,043	569,099	344,202
Reinsurance recoveries	(24,667)	(121,070)	(45,644)
Net losses and loss adjustment expenses	551,376	448,029	298,558
Underwriting, acquisition and insurance expenses	104,216	91,253	70,437
Loss on early extinguishment of debt	305	–	–
Interest expense	3,409	2,875	2,591
Total expenses	659,306	542,157	371,586
Income before income taxes, minority interest and cumulative effect of accounting change	50,334	13,610	10,969
Provision for income taxes:			
Current expense (benefit)	11,357	(275)	(4,567)
Deferred expense (benefit)	93	87	1,720
	11,450	(188)	(2,847)
Income before minority interest and cumulative effect of accounting change	38,884	13,798	13,816
Minority interest	(181)	(3,285)	(1,366)
Income before cumulative effect of accounting change	38,703	10,513	12,450
Cumulative effect of accounting change, net of tax	–	1,694	–
Net income	$ 38,703	$ 12,207	$ 12,450
Earnings per share (basic):			
Income before cumulative effect of accounting change	$ 1.34	$ 0.40	$ 0.51
Cumulative effect of accounting change, net of tax	–	0.07	–
Net income	$ 1.34	$ 0.47	$ 0.51
Earnings per share (diluted):			
Income before cumulative effect of accounting change	$ 1.33	$ 0.39	$ 0.51
Cumulative effect of accounting change, net of tax	–	0.07	–
Net income	$ 1.33	$ 0.46	$ 0.51
Weighted average number of common share outstanding			
Basic	28,956	26,231	24,263
Diluted	29,144	26,254	24,267

See accompanying notes.

ProAssurance Corporation and Subsidiaries
Consolidated Statements of Cash Flow
(in thousands)

	Year ended December 31		
	2003	2002	2001
Operating Activities			
Net income	**$ 38,703**	$ 12,207	$ 12,450
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation	**3,804**	4,337	3,243
Amortization	**19,708**	10,707	8,603
Increase in cash surrender value of business owned life insurance	**(1,706)**	--	–
Net realized capital (gains) losses	**(5,992)**	5,306	(5,441)
Deferred income taxes	**93**	87	1,720
Policy acquisition costs deferred, net of related amortization	**(874)**	(7,241)	545
Other	**(577)**	(812)	(655)
Changes in assets and liabilities, net of the effects from the consolidation with Professionals Group:			
Trading portfolio securities, excluding net holding gains	**(5,540)**	--	–
Premiums receivable	**(21,227)**	(32,963)	18,726
Receivable from reinsurers	**17,201**	(87,956)	(8,633)
Prepaid reinsurance premiums	**3,643**	(1,029)	(9,496)
Other assets	**(4,777)**	8,275	4,109
Reserve for losses and loss adjustment expenses	**192,116**	180,127	21,148
Unearned premiums	**41,763**	59,742	7,471
Reinsurance premiums payable	**5,961**	13,845	12,236
Other liabilities	**321**	9,044	(6,131)
Minority interest in net income	**181**	3,285	1,366
Net cash provided by operating activities	**282,801**	176,961	61,261
Investing Activities			
Purchases of:			
Fixed maturities available for sale	**(1,082,573)**	(897,928)	(656,101)
Equity securities available for sale	**(3,019)**	(10,932)	(5,797)
Other investments	**(19,110)**	(15,000)	–
Business owned life insurance	**(50,000)**	--	–
Proceeds from sale or maturities of:			
Fixed maturities available for sale	**612,480**	900,641	681,219
Equity securities available for sale	**26,296**	20,235	25,286
Net decrease (increase) in short-term investments	**143,174**	(116,841)	(15,801)
Cash used in consolidation, net of cash acquired of $72,245	–	--	(124,059)
Other	**(6,905)**	(2,785)	(3,666)
Net cash (used by) investing activities	**(379,657)**	(122,610)	(98,919)
Financing Activities			
Proceeds from stock issuance	–	46,499	–
Proceeds from long-term debt	**104,641**	--	110,000
Repayment of debt	**(72,500)**	(10,000)	(27,500)
Purchases of treasury stock	–	--	(1,337)
Purchase of minority interest	**(33,304)**	(707)	–
Other	**1,845**	--	1,108
Net cash provided by financing activities	**682**	35,792	82,271
Increase (decrease) in cash and cash equivalents	**(96,174)**	90,143	44,613
Cash and cash equivalents at beginning of period	**143,306**	53,163	8,550
Cash and cash equivalents at end of period	**$ 47,132**	$ 143,306	$ 53,163
Supplemental Disclosure of Cash Flow Information			
Net cash paid (received) during the year for income taxes	**$ 14,312**	$ (8,884)	$ 706
Net cash paid during the year for interest	**$ 3,136**	$ 2,714	$ 2,442

See accompanying notes.

ProAssurance Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2003

1. Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of ProAssurance Corporation (a Delaware corporation) and its subsidiaries ("ProAssurance"). All significant intercompany accounts and transactions between consolidated companies have been eliminated.

Basis of Presentation

The preparation of financial statements in accordance with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain reclassifications have been made to conform the 2002 financial statements to the 2003 presentation. These changes had no effect on previously reported results of operations or shareholders' equity.

The significant accounting policies followed by ProAssurance that materially affect financial reporting are summarized in these notes to the consolidated financial statements.

Segment Information

ProAssurance operates in the United States of America (U.S.) in two reportable industry segments. As discussed in Note 3, the professional liability segment principally provides professional and general liability insurance for providers of health care services, and to a lesser extent, providers of legal services. The personal lines segment provides private passenger automobile, homeowner, boat, and umbrella insurance products primarily for educational employees and their families exclusively in the state of Michigan.

Investments

Fixed Maturities and Equity Securities Available for Sale

ProAssurance considers all fixed maturity securities as available-for-sale. Equity securities are considered as either available-for-sale or trading portfolio securities. Available-for-sale securities are carried at fair value, and unrealized gains and losses on such available-for-sale securities are excluded from earnings and included, net of related tax effects, in stockholders' equity as "Accumulated other comprehensive income (loss)" until realized.

Fair values for fixed maturity and equity securities are based on quoted market prices, where available. For fixed maturity and equity securities not actively traded, fair values are estimated using values obtained from independent pricing services.

Investment income includes amortization of premium and accretion of discount related to debt securities acquired at other than par value. Debt securities and mandatorily redeemable preferred stock with maturities beyond one year when purchased are classified as fixed maturities.

1. Accounting Policies (continued)

Equity Securities, Trading Portfolio

ProAssurance has designated certain equity security purchases as trading portfolio securities. A trading portfolio is carried at fair value with the holding gains and losses included in realized investment gains and losses in the current period. Fair values are based on quoted market prices.

Real Estate

Real estate properties, including certain leasehold improvements, are classified as investment real estate. All balances are reported at cost, less allowances for depreciation. Depreciation is computed over the estimated useful lives of the related property using the straight-line method. Rental income and expenses are included in net investment income.

Short-term Investments

Short-term investments, which have an original maturity of one year or less, are primarily composed of investments in U.S. Treasury obligations and commercial paper. All balances are reported at cost, which approximates fair value.

Other Investments

Other investments are primarily comprised of equity interests in non-public investment partnerships/limited liability companies. Interests where ProAssurance has virtually no influence over the operating and financial policies of the entity and for which there is no readily determinable fair value are accounted for using the cost method. Interests where ProAssurance has a greater than minor interest in the entity are accounted for using the equity method.

Business Owned Life Insurance (BOLI)

ProAssurance owns life insurance contracts on certain key management employees. The life insurance contracts are carried at their current cash surrender value. Changes in the cash surrender value are included in income in the current period as investment income. Death proceeds from the contracts are recorded when the proceeds become payable under the policy terms.

Cash and Cash Equivalents

For purposes of the consolidated balance sheets and statements of cash flow, ProAssurance considers all demand deposits and overnight investments to be cash equivalents.

Realized Gains and Losses

Realized gains and losses on sales of investments are recognized on the specific identification basis.

1. Accounting Policies (continued)

Impairments

In accordance with Statement of Financial Accounting Standard (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," ProAssurance evaluates its investment securities on at least a quarterly basis for declines in market value below cost for the purpose of determining whether these declines represent other than temporary declines. A decline in the fair value of an available-for-sale security below cost judged to be other than temporary is recognized as a loss in the then current period and reduces the cost basis of the security. In subsequent periods, ProAssurance measures any gain or loss or decline in value against the adjusted cost basis of the security. The following factors are considered in determining whether an investment's decline is other than temporary:

- the extent to which the market value of the security is less than its cost basis,
- the length of time for which the market value of the security has been less than its cost basis,
- the financial condition and near-term prospects of the security's issuer, taking into consideration the economic prospects of the issuer's industry and geographical region, to the extent that information is publicly available, and
- ProAssurance's ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

Reinsurance

ProAssurance enters into reinsurance agreements whereby other insurance entities agree to assume a portion of the risk associated with the policies issued by ProAssurance. In return, ProAssurance agrees to pay a premium to the reinsurer. ProAssurance purchases (cedes) reinsurance to provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks, and provide additional capacity for growth.

Receivable from reinsurers is the estimated amount of future loss payments that will be recoverable from reinsurers. Reinsurance recoveries are the portion of losses incurred during the period that are estimated to be allocable to reinsurers. Premiums ceded are the estimated premiums that will be due to reinsurers with respect to premiums earned and losses incurred during the period.

These estimates are based upon management's estimates of ultimate losses and the portion of those losses that are allocable to reinsurers under the terms of the related reinsurance agreements. Given the uncertainty of the ultimate amounts of losses, these estimates may vary significantly from the eventual outcome. Management regularly reviews these estimates and any adjustments necessary are reflected in period in which the estimate is changed. Due to the size of the receivable from reinsurers, even a small adjustment to the estimates could have a material effect on ProAssurance's results of operations for the period in which the change is made.

Reinsurance contracts do not relieve ProAssurance from its obligations to policyholders. A contingent liability exists with respect to reinsurance ceded to the extent that any reinsurer does not meet the obligations assumed under the reinsurance agreements. ProAssurance continually monitors its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Any amount found to be uncollectible is written off in the period in which the uncollectible amount is identified.

1. Accounting Policies (continued)

Intangible Assets

Intangible assets consist primarily of the excess of cost over the fair value of net assets acquired (i.e., goodwill). In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill is not amortized. Goodwill is tested annually for impairment. ProAssurance regularly reviews its goodwill and other intangibles to determine if any adverse conditions exist that could indicate impairment. Conditions that could trigger an impairment include, but are not limited to, a significant adverse change in legal factors or business climate that could affect the value of an asset or an adverse action or assessment by a regulator. ProAssurance does not believe that any of its recorded goodwill or intangible assets has suffered impairment.

Deferred Policy Acquisition Costs

Costs that vary with and are directly related to the production of new and renewal premiums (primarily premium taxes, commissions and underwriting salaries) are deferred to the extent they are recoverable against unearned premiums and are amortized as related premiums are earned.

Reserve for Losses and Loss Adjustment Expenses ("Reserve for Losses")

ProAssurance establishes its reserve for loss and loss adjustment expenses ("reserve for losses") based on estimates of the future amounts necessary to pay claims and expenses ("losses") associated with the investigation and settlement of claims. The reserve for losses is determined on the basis of individual claims and payments thereon as well as actuarially determined estimates of future losses based on past loss experience, available industry data and projections as to future claims frequency, severity, inflationary trends, judicial trends, legislative changes and settlement patterns.

ProAssurance believes that the methods it uses to establish the reserve for losses are reasonable and appropriate. Independent actuaries review the reserve for losses of each insurance subsidiary at least semi-annually and prepare reports that include recommendations as to the level of reserves. ProAssurance considers these recommendations and other factors, such as known, anticipated or estimated changes in frequency and severity of claims, loss retention levels and premium rates in establishing its reserves. Estimating casualty insurance reserves, and particularly liability reserves, is a complex process. Claims may be resolved over an extended period of time, often five years or more, and may be subject to litigation. Estimating losses for liability claims requires ProAssurance to make and revise judgments and assessments regarding multiple uncertainties over an extended period of time. As a result, reserve estimates may vary significantly from the eventual outcome. Reserve estimates and the assumptions on which these estimates are predicated are regularly reviewed and updated as new information becomes available. Changes to estimates of previously established reserves are included in earnings in the period in which the estimate is changed. Due to the size of ProAssurance's reserve for losses, even a small percentage adjustment to the actuarial or other assumptions used to estimate reserves could have a material effect on earnings in the period in which the change is made.

Recognition of Revenues

Insurance premiums are recognized as revenues *pro rata* over the terms of the policies.

1. Accounting Policies (continued)

Stock-Based Compensation

ProAssurance accounts for stock options under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations ("APB 25"). The following table illustrates the effect on net income and earnings per share as if ProAssurance had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, to outstanding options. See Note 13 for additional information regarding outstanding options.

	Year ended December 31		
	2003	2002	2001
	In Thousands, except per share data		
Net income as reported	**$ 38,703**	$ 12,207	$ 12,450
Add: Stock-based employee compensation expense recognized under APB 25 related to the exercise of options, net of tax	**130**	–	–
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(697)**	(564)	–
Pro forma net income	**$ 38,136**	$ 11,643	$ 12,450
Earnings per share:			
Basic—as reported	**$ 1.34**	$ 0.47	$ 0.51
Basic—pro forma	**$ 1.32**	$ 0.44	$ 0.51
Diluted—as reported	**$ 1.33**	$ 0.46	$ 0.51
Diluted—pro forma	**$ 1.31**	$ 0.44	$ 0.51

Income Taxes

ProAssurance files a consolidated federal income tax return. Deferred income taxes are provided for temporary differences between financial and income tax reporting relating primarily to unrealized gains on securities, discounting of losses for income tax reporting, and the limitation of the unearned premiums deduction for income tax reporting.

1. Accounting Policies (continued)

Accounting Changes

In January 2003, the Financial Accounting Standards Board (FASB) issued Financial Interpretation No. (FIN) 46, *Consolidation of Variable Interest Entities, An Interpretation of ARB No. 51.* FIN 46 defines variable interest entities (VIEs) as those entities or activities that distribute either profits or losses to beneficiaries through established contractual, ownership, or other interests. The interpretation introduced a new consolidation model which determines control (and consolidation) based on primary beneficiary status of a VIE. The primary beneficiary is defined as that interest that receives over half the expected losses, or over half of the expected returns. ProAssurance has adopted FIN 46.

The adoption of FIN 46 did not have a material impact on ProAssurance's financial statements. ProAssurance holds passive investments in certain limited partnerships/limited liability companies that are considered to be a VIE under FIN 46 guidance. ProAssurance does not believe it is the primary beneficiary relative to these entities and is not required to consolidate the entities under FIN 46. These investments are included in Other Investments and total $37.1 million at December 31, 2003 and $19.6 million at December 31, 2002.

On May 15, 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 requires certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equities to be classified as liabilities. For public companies, SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003 and for other instruments at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 had no effect on ProAssurance's financial condition or results of operations.

2. Consolidation of Medical Assurance and Professionals Group

ProAssurance Corporation began operations on June 27, 2001 in a transaction referred to hereafter as the consolidation ("consolidation").

The consolidation of Medical Assurance, Inc. ("Medical Assurance") into ProAssurance was in the form of a corporate reorganization and was treated in a manner similar to a pooling of interests. Upon consummation of the consolidation, each outstanding share of Medical Assurance common stock, par value $1.00 per share, was converted into one share of ProAssurance common stock, par value $0.01 per share. Approximately 22.6 million ProAssurance shares were issued to Medical Assurance shareholders.

The consolidation of Professionals Group, Inc. ("Professionals Group") into ProAssurance was treated as a purchase transaction. Each outstanding share of Professionals Group common stock was converted into the right to receive, at the holder's election, either (a) 0.897 of a share of ProAssurance common stock plus $13.47 in cash, or (b) $27.47 in cash. Aggregate consideration paid to the Professionals Group shareholders consisted of approximately $196 million in cash and 3.2 million shares of ProAssurance common stock, valued at approximately $50 million. The fair value of ProAssurance shares issued was $15.59 per share based on the average Medical Assurance common stock price for a few days prior to June 27, 2001. ProAssurance funded the cash requirements of the consolidation with the proceeds of a $110 million term loan facility and with internal funds generated from dividends paid to ProAssurance by Medical Assurance and Professionals Group at the time of closing. The term loan facility was repaid in full in 2003, see Note 11.

The total cost of the purchase transaction of approximately $252 million has been allocated to the assets acquired and the liabilities assumed based on estimates of their respective fair values. The estimated fair value of identifiable assets acquired totaled $1,165 million and the estimated fair value of the liabilities assumed totaled $931 million. The estimated excess of the total cost of the acquisition over the fair value of net assets acquired of approximately $18.4 million was recorded as goodwill.

2. Consolidation of Medical Assurance and Professionals Group (continued)

ProAssurance was required to incorporate the activity of Professionals Group commencing upon the effective date of the consolidation. The unaudited pro forma information below presents combined results of operations as if the consolidation had occurred on January 1, 2001 after giving effect to certain adjustments, including increased interest expense on debt related to the acquisition and lower investment income due to cash used to fund a portion of the consolidation, and related tax effects. Professionals Group's nonrecurring and transaction related expenses were excluded from the pro forma financial information. The unaudited pro forma information is not necessarily indicative of the results of operations of the combined company had the acquisition occurred at the beginning of the periods presented, nor is it necessarily indicative of future results (in thousands, except per share data).

	ProForma Results Year Ended December 31, 2001
Revenues	$ 533,310
Net loss	$ (4,992)
Net loss per share: Basic and diluted	$ (0.18)

3. Segment Information

ProAssurance operates in the U.S. and, prior to the consolidation, operated in only one reportable industry segment, the professional liability insurance segment, that principally provides professional liability insurance and reinsurance for providers of health care services, and to a limited extent providers of legal services. The principal operating insurance subsidiaries of this segment are: The Medical Assurance Company, Inc., ProNational Insurance Company and Red Mountain Casualty Insurance Company, Inc. ProAssurance also writes professional liability insurance through Medical Assurance of West Virginia, Inc.

In June 2001, ProAssurance engaged in an additional segment, which is providing personal property and casualty insurance to individuals (the personal lines segment). MEEMIC Holdings, Inc. (MEEMIC Holdings) is an insurance holding company that provides personal auto, homeowners, boat and umbrella coverages primarily to educational employees and their families through its wholly-owned subsidiary, MEEMIC Insurance Company ("MEEMIC"). As discussed in Note 10, ProAssurance increased its ownership percentage of MEEMIC Holdings from 84% to 100% in January 2003.

The accounting policies of each segment are consistent with those described in the summary of significant accounting policies in Note 1. Identifiable assets of ProAssurance are primarily cash and marketable securities. Other than cash and marketable securities owned directly by the parent company, the identifiable assets of ProAssurance are attributable to the reportable operating segments. Other than investment income earned directly by the parent company and interest expense attributable to long-term debt held by the parent company, all revenues and expenses of ProAssurance are attributable to the operating segments for purposes of SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information.* Revenue is primarily from unaffiliated customers and the effect of transactions between segments has been eliminated.

3. Segment Information (continued)

The table below provides a reconciliation of segment information to total consolidated information.

	Year ended December 31		
	2003	2002	2001
		In Millions	
Revenues:			
Professional liability lines	$ 526.6	$ 393.3	$ 306.8
Personal lines	182.7	162.4	75.3
Corporate investment income	0.3	0.1	0.5
Total revenues	$ 709.6	$ 555.8	$ 382.6
Income (loss) before cumulative effect of accounting change:			
Professional liability lines	$ 17.5	$ (6.3)	$ 6.8
Personal lines	23.4	18.6	7.1
Corporate	(2.2)	(1.8)	(1.4)
Total	$ 38.7	$ 10.5	$ 12.5
Net income (loss):			
Professional liability lines	$ 17.5	$ (4.6)	$ 6.8
Personal lines	23.4	18.6	7.1
Corporate	(2.2)	(1.8)	(1.4)
Net income	$ 38.7	$ 12.2	$ 12.5

	December 31	
	2003	2002
Identifiable assets:		
Professional liability lines	$ 2,413.1	$2,184.6
Personal lines	431.3	372.1
Corporate	35.0	30.0
Total assets	$ 2,879.4	$2,586.7

4. Investments

The amortized cost and estimated fair value of available for sale fixed maturities and equity securities are as follows:

	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
	In Thousands			
Fixed Maturities				
U.S. Treasury securities	$ 305,564	$ 2,471	$ (839)	$ 307,196
State and municipal bonds	377,833	18,053	(211)	395,675
Corporate bonds	597,514	26,919	(2,752)	621,681
Asset-backed securities	460,048	6,215	(1,107)	465,156
Other	1,069	1	–	1,070
	1,742,028	53,659	(4,909)	1,790,778
Equity securities	37,923	4,303	(90)	42,136
	$ 1,779,951	$ 57,962	$ (4,999)	$ 1,832,914

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
	In Thousands			
Fixed Maturities				
U.S. Treasury securities	$ 131,542	$ 3,786	$ (12)	$ 135,316
State and municipal bonds	399,899	17,370	(481)	416,788
Corporate bonds	396,510	23,986	(1,727)	418,769
Asset-backed securities	346,984	10,554	(84)	357,454
Other	570	–	–	570
	1,275,505	55,696	(2,304)	1,328,897
Equity securities	58,718	3,594	(1,760)	60,552
	$ 1,334,223	$ 59,290	$ (4,064)	$ 1,389,449

ProAssurance held certain available for sale securities in an unrealized loss position at December 31, 2003, as summarized in the following table. After an evaluation of each security, Management concluded that these securities have not suffered an other than temporary impairment in value. Each fixed maturity security has paid all scheduled contractual payments. Management believes that each issuer has the capacity to meet the remaining contractual obligations of the security, including payment at maturity, and that ProAssurance has the capacity to hold the security until the scheduled maturity date. Management also believes each of the equity securities, given the characteristics of the underlying company, industry, and price volatility of the security, has a reasonable expectation of being valued at or above book value in the near term.

4. Investments (continued)

	Total		Less than 12 months		More than 12 months	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	In Thousands					
Fixed Maturities, available for sale						
U.S. Treasury securities	$ 80,945	$ (839)	$ 80,945	$ (839)	$ –	$ –
State and municipal bonds	19,643	(211)	18,672	(211)	971	–
Corporate bonds	123,252	(2,752)	121,478	(2,676)	1,774	(76)
Asset-backed securities	137,900	(1,107)	136,010	(1,100)	1,890	(7)
	361,740	(4,909)	357,105	(4,826)	4,635	(83)
Equity securities available for sale	1,754	(90)	–	–	1,754	(90)
Available for sale securities held with unrealized losses	$363,494	$ (4,999)	$357,105	$(4,826)	$ 6,389	$ (173)

The amortized cost and estimated fair value of fixed maturities at December 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. ProAssurance uses the call date as the contractual maturity for prerefunded state and municipal bonds which are 100% backed by U.S. Treasury obligations.

	Amortized Cost	Estimated Fair Value
	In Thousands	
Due in one year or less	$ 84,930	$ 85,686
Due after one year through five years	606,771	622,276
Due after five years through ten years	449,200	470,773
Due after ten years	141,079	146,887
Asset-backed securities	460,048	465,156
	$ 1,742,028	$ 1,790,778

Excluding investments in bonds and notes of the U.S. Government, a U.S. Government agency, or prerefunded state and municipal bonds which are 100% backed by U.S. Treasury obligations, no investment in any person or its affiliates exceeded 10% of stockholders' equity at December 31, 2003.

4. Investments (continued)

At December 31, 2003 ProAssurance had available-for-sale securities with a carrying value of $11.4 million on deposit with various state insurance departments to meet regulatory requirements.

Business Owned Life Insurance

During 2003 ProAssurance purchased BOLI policies on certain executive employees at a cost of approximately $50 million. The primary purpose of the program is to offset future employee benefit expenses through earnings on the cash value of the policies. ProAssurance is the owner and principal beneficiary of these policies; however $50,000 of each death benefit is payable to beneficiaries designated by the insured employee.

Real Estate

Real estate consists of land held for investment and income producing properties. Accumulated depreciation was approximately $8.7 million and $7.9 million at December 31, 2003 and 2002, respectively.

4. Investments (continued)

Net Investment Income / Net Realized Investment Gains (Losses)

Investment income by investment category is as follows:

	Year ended December 31		
	2003	2002	2001
	In Thousands		
Fixed maturities	**$ 68,381**	$ 73,008	$ 52,419
Equities	**2,510**	3,435	3,062
Real estate	**1,120**	1,428	1,496
Short-term investments	**2,637**	2,922	4,786
Other invested assets	**1,664**	–	–
Business owned life insurance	**1,706**	–	–
Other	–	174	1,237
	78,018	80,967	63,000
Investment expenses	**(4,399)**	(4,049)	(3,218)
Net investment income	**$ 73,619**	$ 76,918	$ 59,782

Gross investment gains and losses are primarily from sales of investment securities. Net realized investment gains (losses) are as follows:

	Year ended December 31		
	2003	2002	2001
	In Thousands		
Gross gains	**$ 9,388**	$ 26,040	$ 8,619
Gross losses	**(3,397)**	(10,042)	(2,769)
Other than temporary impairments	**(322)**	(21,304)	(409)
Trading portfolio gains	**323**	–	–
Net realized investment gains (losses)	**$ 5,992**	$ (5,306)	$ 5,441

Realized gains and losses from available-for-sale securities were reclassified, net of related taxes, from "Accumulated other comprehensive income (loss)" included in stockholders' equity to "Net realized investment gains (losses)" in the Consolidated Statements of Income, as shown below:

	Year ended December 31		
	2003	2002	2001
	In Thousands		
Net realized investment gains (losses)	**$ 5,992**	$ (5,306)	$ 5,441
Related tax expense (benefit)	**2,097**	(1,857)	1,904
Reclassified gains (losses)	**$ 3,895**	$ (3,449)	$ 3,537

Proceeds from sales (excluding maturities and paydowns) of available-for-sale securities were $358.5 million, $646.4 million and $565.3 million during 2003, 2002, and 2001, respectively.

5. Reinsurance

ProAssurance has various quota share, excess of loss assumption, and cession reinsurance agreements. Historically, professional lines per claim retention levels have varied between the first $200,000 and the first $2 million depending on the coverage year and the state in which business was written. ProAssurance insures some large professional liability risks that are above the limits of its basic reinsurance treaties. These risks are reinsured on a facultative basis, whereby the reinsurer agrees to insure a particular risk up to a designated limit. Personal lines retention levels historically have been $250,000 per loss. Individual property risks are covered up to $1 million per risk and casualty risks are covered on an excess of loss basis up to $3 million per occurrence.

The effect of reinsurance on premiums written and earned is as follows:

	2003 Premiums		2002 Premiums		2001 Premiums	
	Written	Earned	Written	Earned	Written	Earned
	In Thousands					
Direct	$ 737,602	$ 695,839	$ 634,142	$ 573,423	$ 368,804	$ 358,183
Assumed	2,508	2,508	2,014	2,991	20,179	23,327
Ceded	(71,201)	(74,833)	(99,033)	(99,006)	(78,692)	(68,165)
Net Premiums	$ 668,909	$ 623,514	$ 537,123	$ 477,408	$ 310,291	$ 313,345

Reinsurance contracts do not relieve ProAssurance from its obligations to policyholders. A contingent liability exists with respect to reinsurance ceded to the extent that any reinsurer does not meet the obligations assumed under the reinsurance agreements. ProAssurance continually monitors its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

At December 31, 2003, all reinsurance recoverables are considered collectible. As required by the various state insurance laws, reinsurance recoverables totaling approximately $15.8 million are collateralized by letters of credit or funds withheld.

At December 31, 2003 amounts due from individual reinsurers that exceed 5% of stockholders' equity are as follows:

Reinsurer	Amount Due From Reinsurer
	In Millions
Michigan Catastrophic Claims Association	$ 86.5
Hannover Rueckversicherung AG	$ 53.8
General Reinsurance Corp	$ 43.7
PMA Capital Insurance Company	$ 28.9

6. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of ProAssurance's deferred tax liabilities and assets are as follows:

	December 31	
	2003	2002
	In Thousands	
Deferred tax assets		
Unpaid loss discount	**64,843**	60,737
Unearned premium adjustment	**20,186**	17,266
Net operating losses	–	3,526
Alternative Minimum Tax Credits	**8,440**	7,894
Tax basis in intangibles	**9,588**	10,337
Other	**3,697**	9,055
Total deferred tax assets	**106,754**	108,815
Deferred tax liabilities		
Deferred acquisition costs	**$ 8,261**	$ 7,727
Unrealized gains on investments, net	**18,537**	19,612
Other	**6,838**	8,385
Total deferred tax liabilities	**33,636**	35,724
Net deferred tax assets	**$ 73,118**	$ 73,091

In the opinion of management, it is more likely than not that ProAssurance will realize the benefit of the deferred tax assets, and therefore, no valuation allowance has been established.

6. Income Taxes (continued)

A reconciliation of "expected" income tax expense (35% of income before income taxes) to actual income tax expense in the accompanying financial statements follows:

	Year ended December 31		
	2003	2002	2001
		In Thousands	
Computed "expected" tax expense	**$ 17,617**	$ 4,764	$ 3,839
Tax-exempt income	**(5,307)**	(5,757)	(6,544)
Other	**(860)**	805	(142)
Actual tax (credit)	**$ 11,450**	$ (188)	(2,847)

ProAssurance, after adjustment for its tax liability for the year ended December 31, 2003, has available approximately $8.4 million in Alternative Minimum Tax (AMT) credit carryforwards that can be applied against any future regular tax payable. The AMT credit carryforwards have no expiration date.

7. Deferred Policy Acquisition Costs

Underwriting and insurance costs directly related to the production of new and renewal premiums are considered as acquisition costs and are capitalized and amortized to expense over the period in which the related premiums are earned. As is common practice within the industry, reinsurance ceding commissions due ProAssurance are considered as a reduction of acquisition costs, and therefore reduce the total amount capitalized.

Amortization of deferred acquisition costs amounted to approximately $54.9 million, $41.8 million, and $37.8 million for the years ended December 31, 2003, 2002 and 2001, respectively. Unamortized deferred acquisition costs are included in other assets on the consolidated balance sheets and amounted to approximately $23.6 million and $22.7 million at December 31, 2003 and 2002, respectively.

8. Reserve for Losses and Loss Adjustment Expenses

ProAssurance establishes its reserve for losses based on estimates of the future amounts necessary to pay claims and expenses associated with the investigation and settlement of claims. These estimates consist of case reserves and bulk reserves. Case reserves are estimates of future losses for reported claims and are established by ProAssurance's claims department. Bulk reserves, which include a provision for losses that have occurred but have not been reported to ProAssurance as well as anticipated changes to losses on reported claims, are the difference between (i) the sum of case reserves and paid losses and (ii) an actuarially determined estimate of the total losses necessary for the ultimate settlement of all reported and incurred but not reported claims, including amounts already paid.

8. Reserves for Losses and Loss Adjustment Expenses (continued)

The reserve for losses is established based on estimates of individual claims and actuarially determined estimates of future losses based on ProAssurance's past loss experience, available industry data and projections as to future claims frequency, severity, inflationary trends and settlement patterns. Estimating reserves, and particularly liability reserves, is a complex process. Claims may be resolved over an extended period of time, often five years or more, and may be subject to litigation. Estimating losses for liability claims requires ProAssurance to make and revise judgments and assessments regarding multiple uncertainties over an extended period of time. As a result, reserve estimates may vary significantly from the eventual outcome. The assumptions used in establishing ProAssurance's reserves are regularly reviewed and updated by management as new data becomes available. Changes to estimates of previously established reserves are included in earnings in the period in which the estimate is changed.

ProAssurance believes that the methods it uses to establish reserves are reasonable and appropriate. Each year, ProAssurance obtains an independent actuarial review of the reserve for losses of each insurance subsidiary. The independent actuaries prepare reports that include recommendations as to the level of reserves. ProAssurance considers these recommendations as well as other factors, such as known, anticipated or estimated changes in frequency and severity of claims and loss retention levels and premium rates, in establishing the amount of its reserve for losses. The statutory filings of each insurance company with the insurance regulators must be accompanied by an actuary's certification as to their respective reserves in accordance with the requirements of the National Association of Insurance Commissioners (NAIC).

Activity in the reserve for losses and loss adjustment expenses is summarized as follows:

	Year ended December 31		
	2003	2002	2001
	In Thousands		
Balance, beginning of year	**$ 1,622,468**	$ 1,442,341	$ 659,659
Less reinsurance recoverables	**462,012**	374,056	166,202
Net balance, beginning of year	**1,160,456**	1,068,285	493,457
Net reserves acquired from Professionals Group	–	–	557,284
Net losses:			
Current year	**562,256**	439,600	303,387
Unfavorable (favorable) development of reserves established in prior years	**(10,880)**	8,429	13,818
Decrease in death, disability and retirement reserve	–	–	(18,647)
Total	**551,376**	448,029	298,558
Paid related to:			
Current year	**(94,824)**	(84,376)	(137,121)
Prior year	**(247,235)**	(271,482)	(143,893)
Total paid	**(342,059)**	(355,858)	(281,014)
Net balance, end of year	**1,369,773**	1,160,456	1,068,285
Plus reinsurance recoverables	**444,811**	462,012	374,056
Balance, end of year	**$ 1,814,584**	$ 1,622,468	$ 1,442,341

8. Reserves for Losses and Loss Adjustment Expenses (continued)

ProAssurance recognized changes to (development of) reserves established in prior years in each of the three years presented. In 2003, ProAssurance recognized $10.9 million of favorable development, substantially all of which related to the personal lines segment. In 2002, ProAssurance recognized unfavorable development of $18.1 related to its professional liability segment which was partially offset by favorable development of approximately $9.7 million related to ProAssurance's personal lines segment. In 2001, ProAssurance recognized unfavorable development of $13.8 million related to its professional liability segment. These adjustments to the reserve for losses are included in earnings in the period in which the estimates are changed.

As discussed above, estimating reserves requires many assumptions. As time passes and ultimate losses for prior years are either known or become subject to a more definite estimation, ProAssurance increases or decreases the reserve estimates established in prior periods. The development recognized in 2003, 2002 and 2001 increased (decreased) the net loss reserve at end or the prior year by 0.9%, (0.9)%, and 2.8% , respectively, and reflect adjustments to prior estimates. The favorable personal lines development primarily resulted from loss costs for liability coverages that were lower than previously estimated. The unfavorable professional lines development recognized in 2002 and 2001 was recognized in response to actuarial reviews that indicated loss costs for prior years would be higher than the prior estimates of those loss costs.

9. Commitments and Contingencies

ProAssurance is involved in various legal actions arising primarily from claims related to insurance policies and claims handling, including but not limited to claims asserted by policyholders. The legal actions arising from these claims have been considered by ProAssurance in establishing its reserves. While the outcome of all legal actions is not presently determinable, ProAssurance's management is of the opinion, based on consultation with legal counsel, that the resolution of these actions will not have a material adverse effect on ProAssurance's financial position. However, to the extent that the cost of resolving these actions exceeds the corresponding reserves, the legal actions could have a material effect on ProAssurance's results of operations for the period in which any such action is resolved.

ProAssurance is involved in a number of operating leases primarily for office space, office equipment, and communication lines. The following is a schedule of future minimum lease payments for operating leases that had initial or remaining noncancelable lease terms in excess of one year as of December 31, 2003.

Operating Leases *In Thousands*		
2004	$	3,655
2005		3,171
2006		1,727
2007		504
2008		376
Thereafter		54
Total minimum lease payments	$	9,487

ProAssurance had rent expense of $4.3 million in the years ended December 31, 2003 and 2002 and $2.8 million in the year ended December 31, 2001.

10. Minority Interest

On January 29, 2003 ProAssurance's indirect subsidiary, MEEMIC Holdings, Inc. (MEEMIC Holdings) repurchased all of the outstanding shares of its common stock that were not owned by ProAssurance's subsidiary, ProNational Insurance Company. MEEMIC Holdings used its internal funds in the approximate amount of $34.1 million to acquire 1,062,298 shares of its common stock, to pay for outstanding options representing 120,000 shares, and to pay the expenses of the transaction. The funds were derived from MEEMIC Holdings' cash and investment resources. As a result of the transaction MEEMIC Holdings is now a wholly-owned indirect subsidiary of ProAssurance. ProAssurance recognized goodwill of $7.6 million related to the transaction. Income for the year ended December 31, 2003 was reduced by the income attributable (16%) to the MEEMIC Holdings minority interest for the period from January 1, 2003 to January 29, 2003. MEEMIC Holdings is the 100% owner of MEEMIC Insurance Company.

11. Long-term Debt

In early July 2003, ProAssurance issued $107.6 million of 3.9% Convertible Debentures ("Debentures") in a Private Offering transaction, net of an initial purchaser's discount of $3.0 million. ProAssurance used the net proceeds to pay off its existing term loan having an outstanding principal balance of $67.5 million. The term loan was part of a credit facility provided under the terms of a credit agreement that also provided for a line of credit in the amount of $40 million. ProAssurance did not borrow any funds under the revolving line of credit and did not renew the line when it expired in May 2003.

Summarized information regarding the structure and terms of the Debentures follows:

Issue Price. The Debentures were issued at 97.25% of their principal amount and each Debenture has a principal amount at maturity of $1,000.

Maturity Date. June 30, 2023.

Ranking. The Debentures are unsecured obligations and rank equally in right of payment with all other existing and future unsecured and unsubordinated obligations. The Debentures are not guaranteed by any of ProAssurance's subsidiaries and, accordingly, the Debentures are effectively subordinated to the indebtedness and other liabilities of ProAssurance's subsidiaries, including insurance policy-related liabilities.

Interest. Interest is payable on June 30 and December 30 of each year, beginning December 30, 2003, at an annual rate of 3.90%. In addition, ProAssurance may be required to pay contingent interest, as set forth below under *Contingent Interest.*

Contingent Interest. Contingent interest is due to the holders of the Debentures during any six-month period from June 30 to December 29 and from December 30 to June 29 commencing with the six-month period beginning June 30, 2008, if the average market price of a Debenture for the five trading days ending on the second trading day immediately preceding the relevant six-month period equals 120% or more of the principal amount of the Debentures. The amount of contingent interest payable in respect of any six-month period will equal 0.1875% of the average market price of a Debenture for the five trading day period referred to above.

11. Long-term Debt (continued)

Conversion Rights. At December 31, 2003 the debentures are not eligible for conversion; however, holders may convert the Debentures at any time prior to stated maturity from and after the date of the following events:

- if the sale price of ProAssurance's common stock for at least 20 trading days in the 30 trading-day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 120% of the conversion price on that 30th trading day,
- if ProAssurance calls the Debentures for redemption, or
- upon the occurrence of certain corporate transactions.

For each $1,000 principal amount of Debentures surrendered for conversion, holders initially will receive 23.9037 shares of common stock. This represents an initial conversion price of approximately $41.83 per share of common stock. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued interest or contingent interest, if any. Upon conversion, holders will generally not receive any cash payment representing accrued interest or contingent interest, if any. Instead, accrued interest and contingent interest will be deemed paid by the common stock received by the holders on conversion. Debentures called for redemption may be surrendered for conversion until the close of business two business days prior to the redemption date.

Upon conversion, ProAssurance has the right to deliver, in lieu of common stock, cash or a combination of cash and shares of common stock.

Payment at Maturity. Each holder of $1,000 Debentures will be entitled to receive $1,000 at maturity, plus accrued interest, including contingent interest, if any.

Sinking Fund. None.

Optional Redemption. ProAssurance may not redeem the Debentures prior to July 7, 2008. ProAssurance may redeem some or all of the Debentures for cash on or after July 7, 2008, upon at least 30 days but not more than 60 days notice by mail to holders at par.

Repurchase Right of Holders. Each holder of the Debentures may require ProAssurance to repurchase all or a portion of the holder's Debentures on June 30, 2008, June 30, 2013 and June 30, 2018 at a purchase price equal to the principal amount of the Debentures plus accrued and unpaid interest, including contingent interest, if any, to the date of repurchase. ProAssurance may choose to pay the purchase price in cash, shares of common stock, or a combination of cash and shares of common stock. If ProAssurance elects to pay all or a portion of the repurchase price in common stock, the shares of common stock will be valued at 97.5% of the average sale price for the 20 trading days immediately preceding and including the third day prior to the repurchase date.

Change of Control. Upon a change of control of ProAssurance, holders may require ProAssurance, subject to conditions, to repurchase all or a portion of the Debentures. Depending upon the date at which the change of control occurs, ProAssurance will pay a purchase price equal to a varying percentage of the applicable principal amount of such Debentures plus accrued and unpaid interest, including contingent interest and additional

11. Long-term Debt (continued)

amounts, if any. The percentage ranges from 110% for dates before June 29, 2004 to 100% for dates after June 30, 2008. ProAssurance may choose to pay the repurchase price in cash, shares of common stock, shares of common stock of the surviving corporation or a combination of cash and shares of the applicable common stock. If ProAssurance elects to pay all or a portion of the repurchase price in shares of common stock, the shares of the applicable common stock will be valued at 97.5% of the average sale price of the applicable common stock for 20 trading days commencing after the third trading day following notice of the occurrence of a change of control.

Events of Default. If there is an event of default under the Debentures, the principal amount of the Debentures, plus accrued interest, including contingent interest, if any, may be declared immediately due and payable. These amounts automatically become due and payable if an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs.

Registration Rights. On December 15, 2003 ProAssurance filed a shelf registration statement with the SEC with respect to the resale of the Debentures and the shares of common stock issuable upon conversion of the Debentures pursuant to a registration rights agreement. ProAssurance has agreed to keep the shelf registration statement effective until the earliest of:

- two years after the last date of original issuance of any of the Debentures,
- the date when the holders of the Debentures and common stock issuable upon conversion of the Debentures are able to sell all such securities immediately pursuant to Rule 144 under the Securities Act,
- the date when all of the Debentures and common stock issuable upon conversion of the Debentures are registered upon the shelf registration statement and sold in accordance with it, or
- the date when all of the Debentures and common stock issuable upon conversion of the Debentures have ceased to be outstanding.

The Debentures do not require ProAssurance to maintain minimum financial covenants.

12. Stockholders' Equity

At December 31, 2003 ProAssurance had 100 million shares of authorized common stock and 50 million shares of authorized preferred stock. The Board of Directors has the authorization to determine the provisions for the issuance of shares of the preferred stock, including the number of shares to be issued and the designations, powers, preferences and rights and the qualifications, limitations or restrictions of such shares. At December 31, 2003, the Board of Directors had not authorized the issuance of any preferred stock nor determined any provisions for the preferred stock.

At December 31, 2003 approximately 1.7 million of ProAssurance's authorized shares of common stock are reserved by the Board of Directors of ProAssurance for the award or issuance of shares under the ProAssurance Incentive Compensation Stock Plan and the Professionals Group, Inc.'s 1996 Long-term Stock Incentive Plan, as discussed in Note 13.

"Accumulated other comprehensive income (loss)" shown in the Consolidated Statements of Changes in Capital is solely comprised of net unrealized gains (losses) on securities available for sale, net of taxes.

On November 13, 2002, ProAssurance sold 2.65 million shares at an offering price of $16.55 per share. The offering generated net proceeds of $40.6 million. ProAssurance used the net proceeds from the sale of the newly issued shares to support the growth of its professional liability insurance business and for general corporate purposes. The underwriting agreement granted the underwriters a thirty-day over-allotment option for up to 375,000 shares that was exercised on December 4, 2002 and that generated additional net proceeds of $5.9 million.

13. Stock Options

ProAssurance has an Incentive Compensation Stock Plan (the "ProAssurance Plan") available to provide performance-based compensation to employees of ProAssurance and its subsidiaries. All terms and conditions of any grants under the ProAssurance Plan are at the discretion of the compensation committee. At December 31, 2003 there were approximately 923,000 options outstanding under the ProAssurance Plan. All options have been granted at a price equal to the market price of the stock on the date of grant. The stock options that were granted in 2003 and 2002 expire after ten years and vest at a rate of 20% each year, beginning six months after the grant date. The remaining options expire in ten years and were fully vested at the grant date.

Additionally, as a part of the consolidation with Professionals Group, ProAssurance assumed all options outstanding under Professionals Group, Inc.'s 1996 Long-term Stock Incentive Plan (the "Professionals Plan"). At December 31, 2003 there were approximately 71,000 options outstanding under the Professionals Plan. The options assumed were fully vested. No additional options are expected to be issued related to the Professionals Plan.

13. Stock Options (continued)

Information regarding ProAssurance outstanding options under both plans for the years ending December 31, 2003, 2002, and 2001 follows:

	2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,103,037	$ 19.46	719,313	$ 20.82	398,625	$ 24.28
Granted	303,000	$ 22.00	415,000	$ 16.80	–	–
Options assumed	–	–	–	–	458,680	16.74
Exercised	(348,815)	$ 18.23	(31,276)	$ 15.54	(137,992)	$ 17.23
Forfeited	(63,646)	$ 18.72	–	–	–	–
Outstanding at end of year	993,576	$ 20.72	1,103,037	$ 19.46	719,313	$ 20.82
Options exercisable at end of year	552,176	$ 21.75	771,037	$ 20.60	719,313	$ 20.82

Outstanding ProAssurance options as of December 31, 2003 consisted of the following:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Numbers	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 9.57 – $14.27	26,256	6.7 years	$ 12.95	26,256	$ 12.95
$16.80 – $18.66	361,716	7.6 years	$ 16.89	142,716	$ 17.04
$21.01 – $26.03	605,604	6.5 years	$ 23.33	383,204	$ 24.11
All	993,576	6.9 years	$ 20.72	552,176	$ 21.75

The weighted average fair value of options granted during 2003 and 2002 was $8.46 and $6.97, respectively. The fair value of the options was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions.

	2003	2002
Risk-free interest rate	3.1%	4.6%
Expected volatility	0.34	0.34
Dividend yield	0%	0%
Expected average term (in years)	6	6

14. Cumulative Effect of Change in Accounting Principle

SFAS No. 141 eliminated the pooling-of-interest method of accounting for business combinations. This statement also includes guidance on the initial recognition and measurement of goodwill and other intangible assets in a business combination. SFAS No. 142 addresses how goodwill and other intangible assets should be accounted for in financial statements upon acquisition and how these items should be accounted for subsequent to acquisition. SFAS No. 142 requires goodwill and intangible assets that have indefinite useful lives to be tested at least annually for impairment. If goodwill and intangible assets are deemed to be impaired, the change is included in then current operations. ProAssurance adopted SFAS Nos. 141 and 142 effective January 1, 2002.

In accordance with SFAS Nos. 141 and 142, in 2002 ProAssurance discontinued amortizing its recorded goodwill and deferred credits and recognized the unamortized balance of deferred credits of $1.7 million that existed at December 31, 2001 related to business combinations completed prior to July 1, 2001. The write-off has been recognized as the cumulative effect of a change in accounting principle. There is no tax effect related to the write-off because the deferred credits were not amortizable for tax purposes.

The table below presents comparative income for the years ended December 31, 2003, 2002 and 2001, reflecting the pro forma effects of SFAS Nos. 141 and 142 on 2001 data:

	Year ended December 31		
	2003	2002	2001
		In Thousands	
Reported income before cumulative effect of accounting change	$ **38,703**	$ 10,513	$ 12,450
Amortization of deferred credits, net of goodwill amortization	–	–	154
Adjusted income before cumulative effect of accounting change	$ **38,703**	$ 10,513	$ 12,604

Adoption of SFAS Nos. 141 and 142 did not have a significant per share effect.

At December 31, 2003 goodwill and intangible assets from business combinations, net of accumulated amortization, are approximately $29.2 million. ProAssurance does not believe that any of its recorded goodwill or intangible assets has suffered impairment.

15. Pension Plans

ProAssurance and its subsidiaries currently maintain several defined contribution employee benefit plans that are intended to provide additional income to eligible employees upon retirement. ProAssurance's contributions to these plans are primarily based on various percentages of compensation, and in some instances are based upon the amount of the employees' contributions to the plans. ProAssurance's expense under all benefit plans was $3.1 million, during each of the years ending December 31, 2003 and 2002 and $2.3 million during the year ended December 31, 2001.

16. Earnings Per Share

The following represents a reconciliation from the basic to the diluted numerator and denominator used in calculating the diluted earnings per share:

	Year ended December 31 2003	2002	2001
	In thousands, except per share data		
Basic earnings per share calculation:			
Numerator:			
Income before cumulative effect of accounting change	$ 38,703	$ 10,513	$ 12,450
Cumulative effect of accounting change	–	1,694	–
Net income	$ 38,703	$ 12,207	$ 12,450
Denominator:			
Weighted average number of common shares outstanding	28,956	26,231	24,263
Basic earnings per share:			
Income before cumulative effect of accounting change	$ 1.34	$ 0.40	$ 0.51
Cumulative effect of accounting change	–	0.07	–
Net income	$ 1.34	$ 0.47	$ 0.51
Diluted earnings per share calculation:			
Numerator:			
Income before cumulative effect of accounting change	$ 38,703	$ 10,513	$ 12,450
Effect of MEEMIC Holdings stock options held by minority stockholders	–	(210)	(82)
Income before cumulative effect of accounting change – diluted computation	38,703	10,303	12,368
Cumulative effect of accounting change	–	1,694	–
Net income–diluted computation	$ 38,703	$ 11,997	$ 12,368
Denominator:			
Weighted average number of common shares outstanding	28,956	26,231	24,263
Assumed conversion of dilutive stock options and awards	188	23	4
Diluted weighted average number of common shares outstanding	29,144	26,254	24,267
Diluted earnings per share:			
Income before cumulative effect of accounting change	$ 1.33	$ 0.39	$ 0.51
Cumulative effective of accounting change	–	0.07	–
Net income	$ 1.33	$ 0.46	$ 0.51

In accordance with SFAS 128 "Earnings per Share", the diluted weighted average number of shares outstanding includes an incremental adjustment for the assumed conversion of dilutive stock options. The adjustment is computed quarterly; the annual incremental adjustment is the average of the quarterly adjustments. Stock options are considered dilutive stock options if the assumed conversion of the options, using the treasury stock method as specified by SFAS 128, produces an increased number of outstanding shares. Typically, options are not dilutive when the strike price of the option is very close to or below the average share price during the quarter. During years ended December 31, 2003, 2002 and 2001 certain of ProAssurance's outstanding options were not considered to be dilutive, primarily because the strike price of the options was below the average ProAssurance share price during the quarter. The number of options not considered to be dilutive during the years ended December 31, 2003, 2002, and 2001 averaged 83,500, 638,000 and 535,600, respectively.

17. Statutory Accounting and Dividend Restrictions

ProAssurance's insurance subsidiaries are required to file statutory financial statements with state insurance regulatory authorities. GAAP differs from statutory accounting practices prescribed or permitted by regulatory authorities. Differences between financial statement net income and statutory net income are principally due to: (a) policy acquisition costs which are deferred under GAAP but expensed for statutory purposes; (b) statutory accounting prescribes the method for valuing investments in affiliates and does not permit consolidation; and (c) deferred income taxes which are recorded under GAAP but not for statutory purposes.

The NAIC specifies risk-based capital requirements for property and casualty insurance providers. At December 31, 2003, statutory capital for each insurance subsidiary was sufficient to satisfy regulatory requirements. Statutory surplus and net income (loss) for each of ProAssurance's insurance subsidiaries for the years ended December 31, 2003 and 2002 are as follows:

	Statutory Surplus as of December 31, 2003	**Statutory Net Income (Loss) for the year ended December 31, 2003**
	In Thousands	
The Medical Assurance Company, Inc.	**$ 238,740**	**$ 11,719**
ProNational Insurance Company	**187,937**	**(8,971)**
Red Mountain Casualty Insurance Company Inc.	**16,785**	**963**
Medical Assurance of West Virginia, Inc	**10,202**	**(42)**
MEEMIC Insurance Company	**116,780**	**17,677**

	Statutory Surplus as of December 31, 2002	Statutory Net Income (Loss) for the year ended December 31, 2002
	In Thousands	
The Medical Assurance Company, Inc.	$ 193,335	$ (19,096)
ProNational Insurance Company	196,955	9,915
Red Mountain Casualty Insurance Company Inc.	15,829	767
Medical Assurance of West Virginia, Inc.	9,998	563
MEEMIC Insurance Company	95,514	15,870

17. Statutory Accounting and Dividend Restrictions (continued)

Consolidated retained earnings are comprised primarily of subsidiaries' retained earnings. ProAssurance's insurance subsidiaries are permitted to pay dividends of approximately $62 million during the next year without prior approval. However, the payment of any dividend requires prior notice to the insurance regulator in the state of domicile and the regulator may prevent the dividend if, in its judgment, payment of the dividend would have an adverse effect on the surplus of the insurance subsidiary.

18. Quarterly Results of Operations (unaudited)

The following is a summary of unaudited quarterly results of operations (in thousands, except per share amounts) for 2003 and 2002:

	2003			
	1st	2nd	3rd	4th
Net premiums earned	$ 138,196	$ 147,684	$ 165,430	$ 172,204
Net losses and loss adjustment expenses	125,048	131,300	145,783	149,245
Net income	6,349	8,792	9,735	13,827
Basic earnings per share	0.22	0.30	0.34	0.48
Diluted earnings per share	0.22	0.30	0.33	0.47

	2002			
	1st	2nd	3rd	4th
Net premiums earned	$ 110,489	$ 113,594	$ 121,947	$ 131,378
Net losses and loss adjustment expenses	107,199	107,064	115,868	117,898
Income (loss) before cumulative effect	1,978	1,084	(4,524)	11,975
Net income (loss)	3,672	1,084	(4,524)	11,975
Basic earnings per share:				
Income before cumulative effect	0.08	0.04	(0.18)	0.44
Net income	0.14	0.04	(0.18)	0.44
Diluted earnings per share:				
Income before cumulative effect	0.08	0.04	(0.18)	0.43
Net Income	0.14	0.04	(0.18)	0.43

The sum of the above amounts may vary from the annual amounts because of rounding.

19. Subsequent Events

On February 9, 2004 ProAssurance filed a universal shelf registration statement with the Securities and Exchange Commission, allowing up to $250 million in common stock, preferred stock or debt securities. ProAssurance may sell any class of the registered securities or combinations thereof in one or more separate offerings at a total price up to the amount registered with the amount, price and terms of the securities sold in each offering to be determined at the time of sale. ProAssurance has no present commitments to sell securities under the shelf registration.

ProAssurance Corporation and Subsidiaries
Schedule I – Summary of Investments – Other Than Investments in Related Parties
December 31, 2003

Type of Investment	Cost or Amortized Cost	Fair Value	Amount At Which Shown in the Balance Sheet
		In Thousands	
Fixed Maturities:			
U.S. Treasury securities	$ 305,564	$ 307,196	$ 307,196
State and municipal bonds	377,833	395,675	395,675
Corporate bonds	597,514	621,681	621,681
Asset-backed securities	460,048	465,156	465,156
Certificates of deposit	1,069	1,070	1,070
Total fixed maturities	1,742,028	$ 1,790,778	1,790,778
Equity securities:			
Available for sale	37,923	42,136	42,136
Trading	5,863	5,863	5,863
Total equity securities	$ 43,786	$ 47,999	$ 47,999
Real Estate, net	17,262		17,262
Short-term investments	109,680		109,680
Other invested assets	38,247		38,247
Business owned life insurance	51,706		51,706
Total investments	$ 2,002,709		$ 2,055,672

ProAssurance Corporation and Subsidiaries
Schedule II – Condensed Financial Information of Registrant

ProAssurance Corporation – Registrant Only
Condensed Balance Sheet

	December 31 2003	2002
	In Thousands	
Assets		
Investment in subsidiaries, at equity	$ 610,297	$ 532,119
Fixed maturities available for sale, at fair value	5,501	–
Equity securities, trading portfolio, at fair value	5,226	–
Short-term investments	23,440	–
Cash and cash equivalents	878	30,013
Other assets	30,215	19,467
	$ 675,557	$ 581,599
Liabilities and Stockholders' Equity		
Liabilities:		
Payable to subsidiaries	$ 23,868	$ 3,506
Other liabilities	595	399
Long-term debt	104,789	72,500
	129,252	76,405
Stockholders' Equity:		
Common stock	292	290
Other stockholders' equity, including unrealized gains (losses) on securities of subsidiaries	546,013	504,904
Total stockholders' equity	546,305	505,194
	$ 675,557	$ 581,599

ProAssurance Corporation – Registrant Only
Condensed Statements of Income

	Year ended December 31 2003	2002
	In Thousands	
Revenues:		
Investment income	$ 267	$ 57
Other Income	308	–
	575	57
Expenses:		
Loss on early extinguishment of debt	305	–
Interest expense	3,409	2,875
Other expenses	1,702	1,441
	5,416	4,316
Loss before income tax (benefit) and equity in net income of subsidiaries	(4,841)	(4,259)
Income tax (benefit)	(967)	(1,491)
Loss before equity in net income of subsidiaries	(3,874)	(2,768)
Equity in net income of subsidiaries	42,577	14,975
Net income	$ 38,703	$ 12,207

ProAssurance Corporation and Subsidiaries
Schedule II – Condensed Financial Information of Registrant (continued)

ProAssurance Corporation – Registrant Only
Condensed Statements of Cash Flow

	Year ended December 31 2003	2002
	In Thousands	
Cash used by operating activities	**$ (9,733)**	$ (6,533)
Investing activities		
Purchases of fixed maturities	**(134,661)**	–
Proceeds from sale or maturities of fixed maturities	**129,160**	–
Net purchases of short-term investments	**(23,440)**	–
Contribution of capital to subsidiaries	**(25,483)**	–
	(54,424)	–
Financing activities		
Proceeds from long-term debt	**104,641**	–
Repayment of debt	**(72,500)**	(10,000)
Proceeds from stock offering	–	46,499
Other	**2,881**	–
	35,022	36,499
Increase (decrease) in cash and cash equivalents	**(29,135)**	29,966
Cash and cash equivalents, beginning of period	**30,013**	47
Cash and cash equivalents, end of period	**$ 878**	$ 30,013

Notes to Condensed Financial Statements of Registrant

1. Basis of Presentation

ProAssurance Corporation (PRA Holding) was formed for the purpose of consolidating Medical Assurance, Inc. (Medical Assurance) and Professionals Group, Inc. (Professionals Group); the consolidation date was June 27, 2001. The consolidation of PRA Holding and Medical Assurance was in the form of a corporate reorganization and was accounted for in a manner similar to a pooling of interests. The consolidation with Professionals Group was accounted for as a purchase transaction.

PRA Holding's initial investment in Medical Assurance is valued at the net book value of Medical Assurance on the consolidation date. PRA Holding's initial investment in Professionals Group is valued at the fair value of the net assets acquired as of the consolidation date. At December 31, 2003 and 2002 PRA Holding's investment in subsidiaries is stated at the initial values described plus equity in the undistributed earnings of subsidiaries since the date of acquisition less dividends received from the subsidiaries. The registrant-only financial statements should be read in conjunction with ProAssurance's consolidated financial statements.

2. Other Assets

Other assets includes goodwill of $18.2 million related to PRA Holding's acquisition of Professional's Group and goodwill of $7.6 million related to the 2003 acquisition of the minority interest of MEEMIC Holdings, Inc., a subsidiary of Professionals Group.

3. Long-term Debt

PRA Holding issued $107.6 million of 3.9% Convertible Debentures ("Debentures") in a Private Offering transaction, net of an initial purchasers discount of $3.0 million, in July 2003. The Debentures are due June 30, 2023 but may be repaid or called prior to that date. See Note 11 of the Notes to Consolidated Financial Statements of ProAssurance and its subsidiaries included herein for a detailed description of the terms of the Debentures. PRA Holding used the net proceeds of the Debentures to pay off its existing term loan having an outstanding principal balance of $67.5 million.

Notes to Condensed Financial Statements of Registrant (continued)

4. Related Party Transactions

PRA Holding received no cash dividends during 2003 or 2002. In 2003, PRA Holding contributed capital of approximately $45 million to subsidiaries of its professional liability segment.

All of PRA Holding's treasury shares are owned by its subsidiaries. In the registrant-only financial statements, stockholders' equity has been reduced by the cost of these treasury shares and PRA Holding's investment in subsidiaries has been reduced by the cost of the treasury shares owned by the subsidiaries.

5. Income Taxes

Under terms of PRA Holding's tax sharing agreement with its subsidiaries, income tax provisions for individual companies are allocated on a separate company basis.

ProAssurance Corporation and Subsidiaries
Schedule III – Supplementary Insurance Information
Years Ended December 31, 2003, 2002, and 2001

	2003	2002	2001
		In Thousands	
Deferred policy acquisition costs	$ **23,603**	$ 22,729	$ 15,489
Reserve for losses and loss adjustment expenses	**1,814,584**	1,622,468	1,442,341
Unearned premiums	**290,134**	248,371	188,630
Net premiums earned	**623,514**	477,408	313,345
Premiums assumed from other companies	**2,508**	2,991	23,327
Net investment income	**73,619**	76,918	59,782
Net losses and loss adjustment expenses	**551,376**	448,029	298,558
Underwriting, acquisition and insurance expenses:			
Amortization of deferred policy acquisition costs	**54,863**	41,800	37,792
Other underwriting, acquisition and insurance expenses	**49,353**	49,453	32,645
Net premiums written	**668,909**	537,123	310,291

ProAssurance Corporation and Subsidiaries
Schedule IV–Reinsurance
Years Ended December 31, 2003, 2002, and 2001

	2003	2002	2001
		In Thousands	
Property and Casualty			
Premiums earned	**$ 695,839**	$ 573,091	$ 357,394
Premiums ceded	**(74,833)**	(98,918)	(67,650)
Premiums assumed	**2,495**	2,516	7,129
Net premiums earned	**$ 623,501**	$ 476,689	$ 296,873
Percentage of amount assumed to net	**0.40%**	0.53%	2.40%
Accident and Health			
Premiums earned	–	332	789
Premiums ceded	–	(88)	(515)
Premiums assumed	**13**	475	16,198
Net premiums earned	**$ 13**	$ 719	16,472
Percentage of amount assumed to net	**100%**	66.06%	98.34%
Total net premiums earned	**$ 623,514**	$ 477,408	$ 313,345

ProAssurance Corporation and Subsidiaries
Schedule VI – Supplementary Property and Casualty Insurance Information
Years Ended December 31, 2003, 2002, and 2001

	2003	2002	2001
		In Thousands	
Deferred policy acquisition costs	**$ 23,603**	$ 22,729	$ 15,489
Reserve for losses and loss adjustment expenses	**1,814,584**	1,622,468	1,442,341
Unearned premiums	**290,134**	248,371	188,630
Net premiums earned	**623,514**	477,408	313,345
Net investment income	**73,619**	76,918	59,782
Losses and loss adjustment expenses incurred related to current year, net of reinsurance	**562,256**	439,600	284,740
Losses and loss adjustment expenses incurred related to prior year, net of reinsurance	**(10,880)**	8,429	13,818
Amortization of deferred policy acquisition costs	**54,863**	41,800	37,792
Paid losses and loss adjustment expenses related to current year losses, net of reinsurance	**(94,824)**	(84,376)	(137,121)
Paid losses and loss adjustment expenses related to prior year losses, net of reinsurance	**(247,235)**	(271,482)	(143,893)

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement to Consolidate by and between Medical Assurance, Inc. and Professionals Group, Inc. dated June 22, 2000 as amended as of November 1, 2000. (1)
2.2	Agreement and Plan of Merger dated as of July 9, 2002 among ProNational Insurance Company, MEEMIC Merger Corp. and MEEMIC Holdings (2)
2.3	Amendment No. 1 to Agreement and Plan of Merger dated as of July 9, 2002 among ProNational Insurance Company, MEEMIC Merger Corp. and MEEMIC Holdings, Inc. made on September 18, 2002 (3)
3.1(a)	Certificate of Incorporation of ProAssurance (1)
3.1(b)	Certificate of Amendment of ProAssurance (4)
3.2	Bylaws of ProAssurance (1)
4.1	Purchase Agreement, dated July 1, 2003, between Registrant and the representatives of the initial purchasers of the Debentures (without exhibits) (5)
4.2	Indenture dated July 7, 2003, between and among Registrant and the initial purchasers of the Debentures (6)
4.3	Registration Rights Agreement, dated July 7, 2003, between and among Registrant and the initial purchasers of the Debentures (6)
10.1(a)	Amendment and Assumption Agreement by and between ProAssurance and Medical Assurance, Inc. (4)
10.1(b)	Medical Assurance, Inc. Incentive Compensation Stock Plan (formerly known as the Mutual Assurance, Inc. 1995 Stock Award Plan) (7)
10.1(c)	Amendment and Assumption Agreement by and between Mutual Assurance, Inc. and MAIC Holdings, Inc. dated April 8, 1996 (8)
10.2	Professionals Insurance Company Management Group 1996 Long Term Incentive Plan (9)
10.3	MEEMIC Holdings Stock Compensation Plan (10)
10.4	MEEMIC Incentive Plan Trust (4)
10.5(a)	Release and Severance Agreement between Victor T. Adamo and ProAssurance (11)

10.5(b)	Amendment to Release and Severance Compensation Agreement of Victor T. Adamo (12)
10.5(c)	Release and Severance Agreement between Lynn M. Kalinowski and ProAssurance (13)
10.5(d)	Release and Severance Agreement between Howard H. Friedman and ProAssurance (12)
10.5(e)	Release and Severance Agreement between James J. Morello and ProAssurance (12)
10.5(f)	Release and Severance Agreement between Frank B. O'Neil and ProAssurance (3)
10.6	Employment Agreement of A. Derrill Crowe, as amended (12)
10.7	Form of Indemnification Agreement between ProAssurance and each of the following named executive officers and directors of ProAssurance: (3) Victor T. Adamo Lucian F. Bloodworth Paul R. Butrus A. Derrill Crowe Robert E. Flowers Howard H. Friedman Lynn M. Kalinowski John J. McMahon James J. Morello John P. North Frank B. O'Neil Ann F. Putallaz William H. Woodhams Wilfred W. Yeargan
10.8	Description of Registrant's Executive Supplemental Life Insurance Plan (6)
21.1	Subsidiaries of ProAssurance Corporation
23.1	Consent of Ernst & Young - Report on Consolidated Financial Statements of Registrant and Subsidiaries
31.1	Certification of Principal Executive Officer of ProAssurance as required under SEC Rule 13a-14(a)
31.2	Certification of Principal Financial Officer of ProAssurance Corporation required under SEC Rule 13a-14(a)

32.1 Certification of Principal Executive Officer of ProAssurance as required under SEC Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as amended (18 U.S.C. 1350)

32.2 Certification of Principal Financial Officer of ProAssurance as required under SEC Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as amended (18 U.S.C. 1350)

Footnotes:

(1) Filed as an Exhibit to ProAssurance's Registration Statement on Form S-4 (File No. 333-49378) and incorporated herein by reference pursuant to Rule 12b-32 of the Securities and Exchange Commission ("SEC").

(2) Filed as an Exhibit to ProAssurance's Quarterly Report on Form 10-Q for the period ended June 30, 2002 (File No. 001-16533) and incorporated herein by reference pursuant to SEC Rule 12b-32.

(3) Filed as an Exhibit to ProAssurance's Annual Report on Form 10-K for the year ended December 31, 2002 (Commission File No. 001-16533) and incorporated herein by reference pursuant to SEC Rule 12b-32.

(4) Filed as an Exhibit to ProAssurance's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 001-16533) and incorporated herein by reference pursuant to SEC Rule 12b-32.

(5) Filed as an Exhibit to ProAssurance's Registration Statement on Form S-3 (File No. 333-109972) and incorporated by reference pursuant to SEC Rule 12b-32.

(6) Filed as an Exhibit to ProAssurance's Quarterly Report on Form 10-Q for the period ended June 30, 2003 (File No. 001-16533) and incorporated by reference pursuant to SEC Rule 12b-32.

(7) Filed as an Exhibit to MAIC Holding's Registration Statement on Form S-4 (File No. 33-91508) and incorporated herein by reference pursuant to SEC Rule 12b-32.

(8) Filed as an Exhibit to MAIC Holding's Proxy Statement for the 1996 Annual Meeting (File No. 0-19439) is incorporated herein by reference pursuant to SEC Rule 12b-32.

(9) Filed as an Exhibit to Professionals Group's Registration Statement on Form S-4 (File No. 333-3138) and incorporated herein by reference pursuant to SEC Rule 12b-32.

(10) Filed as an Exhibit to MEEMIC Holding's Registration Statement on Form S-4 (File No. 333-66671) and incorporated herein by reference pursuant to SEC Rule 12b-32.

(11) Filed as an Exhibit to ProAssurance's Form 10-Q (File No. 001-16533) for the quarter ended June 30, 2001 and incorporated herein by reference pursuant to SEC Rule 12b-32.

(12) Filed as an Exhibit to ProAssurance's Registration Statement on Form S-3 (File No. 333-100526) and incorporated herein by reference pursuant to SEC Rule 12b-32.

(13) Filed as an Exhibit to ProAssurance's Form 10-Q (File No. 001-16533) for the quarter ended September 30, 2001 and incorporated herein by reference pursuant to SEC Rule 12b-32.

Exhibit 31.1

CERTIFICATION

I, A. Derrill Crowe, certify that:

1. I have reviewed this report on Form 10-K of ProAssurance Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15 (e)):

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 10, 2004

/s/ A. Derrill Crowe, M.D.
A. Derrill Crowe, M.D.
Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Howard H. Friedman, certify that:

1. I have reviewed this report on Form 10-K of ProAssurance Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15 (e)):

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 10, 2004

/s/ Howard H. Friedman
Howard H. Friedman
Chief Financial Officer

Directors

A. Derrill Crowe, MD[(4)*]
Chairman & Chief Executive Officer

Victor T. Adamo, Esq., CPCU[(4)]
Vice-Chairman & Chief Operating Officer

Paul R. Butrus[(4)]
Vice-Chairman

Committees
(1) Independent
(2) Audit
(3) Compensation
(4) Executive
(5) Nominating & Corporate Governance
*Chair

Lucian Bloodworth[(1)(2)]
Chairman, Cain Manufacturing Company, Inc.

Robert E. Flowers, MD[(1)(3)*(4)(5)]
Retired Physician

Wilfred W. Yeargan, MD[(1)(3)]
Physician

John J. McMahon, Jr.[(1)(3)(5)*]
Chairman, Ligon Industries

John P. North, Jr., CPA[(1)(2)*]
Retired Accounting Firm Partner

Ann F. Putallaz, Ph.D.[(1)(2)]
Vice-President, Munder Capital Management

William H. Woodhams, MD[(1)(5)]
Physician

Senior Officers

Jeffrey L. Bowlby, ARM
Senior Vice-President, Marketing & Sales
Professional Liability Group

Robert D. Francis
Senior Vice-President
Managing Director
Red Mountain Casualty Insurance Company, Inc.

Howard H. Friedman, ACAS, MAAA
Chief Financial Officer & Secretary
Senior Vice-President
ProAssurance Corporation

Lynn Kalinowski
President
MEEMIC Insurance Company

James J. Morello, CPA
Chief Accounting Officer & Treasurer
Senior Vice-President
ProAssurance Corporation

Frank B. O'Neil
Investor Relations Officer
Senior Vice-President
Corporate Communications
ProAssurance Corporation

Christine C. Schmitt, CPA
Chief Financial Officer & Treasurer
MEEMIC Insurance Company

Darryl K. Thomas, Esq.
Senior Vice-President, Claims
Professional Liability Group

Investor Information

There were 29,105,971 shares of ProAssurance Corporation common stock outstanding at March 1, 2004. On that date, we had 3,605 shareholders of record. Our common stock trades on The New York Stock Exchange under the symbol PRA. Our stock is listed as ProAsr in the stock section of *USA Today* and many major newspapers, and as ProAssurance in *The Wall Street Journal*. We also post the price of our stock on our website, www.ProAssurance.com.

Our Transfer Agent is Mellon Investor Services, LLC. You may phone them at (800) 851-4218, and you may access their website at www.melloninvestor.com. If you hold shares in certificate form, you may learn more about your shareholdings by using Mellon Investor Services' dedicated website, https://vault.melloninvestor.com/isd/. This website will allow you to verify your shareholdings and report address changes.

You also may report address changes by mail by writing to:

Mellon Investor Services, LLC
P. O. Box 3338
South Hackensack, NJ 07606-1916

If you have a certificate to transfer, you should obtain forms and instructions from Mellon Investor Services by phone or through their website. Send the certificate(s) and required form by insured, registered mail to:

Mellon Investor Services, LLC
Stock Transfer Department
P. O. Box 3312
South Hackensack, NJ 07606-1912

If you need to report lost or stolen stock certificates, please phone (800) 851-4218 or send a registered letter to:

Mellon Investor Services, LLC
Estoppel Department
P. O. Box 3317
South Hackensack, NJ 07606-1917

How to learn about our Corporate Governance
We post detailed information in the Corporate Governance section of our website, www.ProAssurance.com. If you prefer, you may request the information by mail or phone.

How to obtain financial information
We post detailed financial information, and maintain archives of that information, along with prior presentations and conference calls on the Investor Relations section of our website, www.ProAssurance.com. If you prefer, you may request the same information by mail or phone by contacting:

Frank B. O'Neil
Senior Vice President, Corporate
Communications & Investor Relations
Investor@ProAssurance.com
(205) 877-4461

How to contact us
You may write to us at:

ProAssurance Corporation
P. O. Box 590009
Birmingham, AL 35259-0009

We also can be reached by phone, fax or through our website:

Phone: (205) 877-4400 • (800) 282-6242
Fax: (205) 802-4799
www.ProAssurance.com

Annual Meeting
The 2004 Annual Meeting is scheduled for 10:30 a.m. on May 19, 2004 at the Harbert Center, 2019 4th Avenue North, Birmingham, AL.

Designed by Curran & Connors, Inc. / www.curran-connors.com

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